1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2017
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No      X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 28, 2017	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2016 ANNUAL RESULTS ANNOUNCEMENT
The board of directors of Aluminum Corporation of China Limited* (the "Company") is pleased to announce the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2016. This announcement, containing the main text of the 2016 annual report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of annual results. The 2016 annual report of the Company and its printed version will be published and delivered to the H shareholders of the Company and available for view on the websites of the Hong Kong Stock Exchange at http://www.hkex.com.hk and of the Company at http://www.chalco.com.cn on or before 30 April 2017.

Contents

2	Corporate Profile
6	Corporate Information
9	Financial Summary
15	Directors, Supervisors, Seniors Management and Employees
32	Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders
40	Chairman's Statement
50	Management's Discussion and Analysis of Financial Position and Results of Operations
59	Report of the Board
79	Report of the Supervisory Committee
85	Report on Corporate Governance and Internal Control
108	Significant Events
116	Connected Transactions
135	Independent Auditors' Report
142	Consolidated Statement of Financial Position
145	Consolidated Statement of Comprehensive Income
147	Consolidated Statement of Changes in Equity
149	Consolidated Statement of Cash Flows
151	Notes to Financial Statements

Corporate Profile
Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), the New York Stock Exchange and the Shanghai Stock Exchange, respectively.
The Company and its subsidiaries (collectively referred to as the "Group") is the only large manufacturer and operator in aluminum industry in China with integration of exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation.
The Group is a leading enterprise in non-ferrous metal industry in the PRC. In terms of comprehensive strength, we ranked among the top enterprises in global aluminum industry.
The core competitiveness of the Group is mainly reflected in:

•	its leading strategic position in the alumina and primary aluminum markets in the PRC;

•	its active promotion on strategic transformation and clear development strategy;

•	its ownership of adequate and stable supply of bauxite resources to ensure sustainable development;

•	its reasonable industrial chain with alumina, primary aluminum and alloy materials businesses as its core;

•	its excellent management team and a group of highly skilled technical expertise of a complete range;

•	its sustainable scientific innovation capacity and technological achievement transformation capacity;

•	its advanced enterprise culture and good brand image.
2 ALUMINUM CORPORATION OF CHINA LIMITED

Corporate Profile (Continued)
The Group is principally comprised of the following branches, subsidiaries, joint ventures and associates:
Branches:

•	Henan branch (mainly engaged in producing alumina products);

•	Guizhou branch (mainly engaged in producing primary aluminum products);

•	Shanxi branch (mainly engaged in producing alumina products);

•	Guangxi branch (mainly engaged in producing alumina products);

•	Qinghai branch (mainly engaged in producing primary aluminum and alloy products);

•	Lanzhou branch (mainly engaged in producing primary aluminum and alloy products);

•	Liancheng branch (mainly engaged in producing primary aluminum and alloy products).
Subsidiaries:

•	Shanxi Huaze Aluminum & Power Co., Ltd. ("Shanxi Huaze") (mainly engaged in producing primary aluminum and alloy products);

•	Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);

•	Fushun Aluminum Co., Ltd. ("Fushun Aluminum") (mainly engaged in producing carbon products);

•	Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);

•	Shandong Huayu Alloy Materials Co., Ltd. ("Shandong Huayu") (mainly engaged in producing alloy products);
2016 ANNUAL REPORT 3

Corporate Profile (Continued)

•	Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (mainly engaged in producing primary aluminum and alloy products);

•	Chalco Mining Co., Ltd. ("Chalco Mining") (mainly engaged in mining bauxite);

•	Chalco Zhongzhou Mining Co., Ltd. ("Zhongzhou Mining") (mainly engaged in mining bauxite);

•	China Aluminum International Trading Co., Ltd. ("Chalco Trading") (mainly engaged in the trading of non-ferrous metal products);

•	Chalco Hong Kong Ltd. ("Chalco Hong Kong") (mainly engaged in developing overseas projects);

•	Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (mainly engaged in producing alumina products);

•	Chalco Shandong Co., Ltd. ("Chalco Shandong") (mainly engaged in producing alumina products);

•	Chalco Zhongzhou Aluminum Co., Ltd. ("Zhongzhou Company") (中鋁中州鋁業有限公司) (mainly engaged in producing alumina products);

•	Chalco Zhengzhou Research Institute of Non-ferrous Metal ("Zhengzhou institute") (中國鋁業鄭州有色金屬研究院有限公司) (mainly engaged in research and development services);

•	Chalco Energy Co., Ltd. ("Chalco Energy") (mainly engaged in energy development);

•	Chalco Ningxia Energy Group Co., Ltd. ("Ningxia Energy") (mainly engaged in power generation and coal resources development);

•	Guizhou Huajin Aluminum Co., Ltd. ("Guizhou Huajin") (mainly engaged in producing alumina products);

•	China Aluminum Logistics Group Corporation Co., Ltd ("Chalco Logistics") (mainly engaged in logistics transportation);

•	Chinalco Shanghai Company Limited ("Chinalco Shanghai"）(中鋁(上海)有限公司) (mainly engaged in trading and engineering project management);

•	Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd. ("Xinghua Technology") (中鋁集團山西交口興華科技股份有限公司) (mainly engaged in producing alumina products).
4 ALUMINUM CORPORATION OF CHINA LIMITED

Corporate Profile (Continued)
Joint ventures:

•	Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products);

•	Shanxi Huaxing Alumina Co., Ltd. ("Shanxi Huaxing") (mainly engaged in producing alumina products).
Associates:

•	Hua Dian Ningxia Ling Wu Power Co., Ltd. ("Ling Wu Power") (華電寧夏靈武發電有限公司) (mainly engaged in thermal power generation).
2016 ANNUAL REPORT 5

Corporate Information

1.	Registered name	中國鋁業股份有限公司
	Abbreviation of Chinese name	中國鋁業
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	CHALCO

2.	First registration date	10 September 2001
	Registered address	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal code: 100082)
	Place of business	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal code: 100082)
	Principal place of business in Hong Kong	6th Floor, Nexxus Building, 41 Connaught Road, Central,Hong Kong

3.	Legal representative	Yu Dehui
	Company Secretary (Secretary to the Board)	Zhang Zhankui
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR@chalco.com.cn
	Address	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for the Company's securities related affairs	Yang Ruijun
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR@chalco.com.cn
	Address	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	Office to the Board
	Telephone for corporate information and inquiry	+86(10) 8229 8560

6 ALUMINUM CORPORATION OF CHINA LIMITED

Corporate Information (Continued)

4.	Share registrar and transfer office
	H shares:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

	A shares:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, China Insurance Building, No. 166, Lujiazui Road (East), Shanghai, the PRC

	American Depositary Receipt:	The Bank of New York Corporate Trust Office 101 Barclay Street, New York 10286, USA

5.	Places of listing	The Stock Exchange of Hong Kong Limited
Shanghai Stock Exchange
New York Stock Exchange, Inc

	Stock name	CHALCO

	Stock codes	2600 (HK)
ACH (US)
601600 (China)

6.	Principal bankers	China Construction Bank
Industrial and Commercial Bank of China

7.	Unified social credit code for corporate legal person	911100007109288314

8.	Independent auditors	Ernst & Young
Certified Public Accountants
22/F, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong

Ernst & Young Hua Ming LLP
16/F, Ernst & Young Tower,
Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
Postal code:100738

2016 ANNUAL REPORT 7

Corporate Information (Continued)

9.	Legal advisers	as to Hong Kong law and United States law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm
10/F, China World Trade Tower 3,
No. 1 Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

10.	Corporate information database	Office to the Board
8 ALUMINUM CORPORATION OF CHINA LIMITED

Financial Summary

1.	FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

The revenue of the Group for the year ended 31 December 2016 amounted to RMB144,066 million, representing a year-on-year increase of 16.68%. Profit attributable to the owners of the parent for the year amounted to RMB402 million, and profit per share attributable to the owners of the parent for the year amounted to RMB0.02.
The following is the summary of the consolidated statements of comprehensive income for the year 2016 and year 2012 to year 2015:

	For the year ended 31 December
	2016	2015	2014	2013	2012
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
		(Restated )	(Restated )	(Restated )	(Restated )

Continuing operations
Revenue	144,065,518	123,475,434	142,059,691	169,765,244	143,781,637
Cost of sales	(133,508,536)	(120,982,778)	(141,438,233)	(167,014,321)	(143,752,327)

Gross profit	10,556,982	2,492,656	621,458	2,750,923	29,310

Selling expenses	(2,065,453)	(1,784,114)	(1,766,666)	(1,875,207)	(1,846,981)
Administrative expenses	(3,348,345)	(2,346,565)	(4,843,400)	(2,958,199)	(2,762,654)
Research and development expenses	(168,862)	(168,870)	(293,766)	(193,620)	(184,683)
Impairment loss on property, plant and equipment	(57,080)	(10,011)	(5,679,521)	(501,159)	(19,903)
Other revenue	745,206	1,771,027	823,986	805,882	734,852
Other gains/(losses), net	166,633	5,023,600	356,929	7,399,252	(16,989)
Finance costs, net	(4,189,037)	(5,148,626)	(5,686,243)	(5,251,207)	(4,079,152)
Share of profits and losses of joint ventures	(95,508)	23,238	89,510	148,749	37,040
Share of profits and losses of associates	115,091	284,531	350,575	511,869	256,081

2016 ANNUAL REPORT 9

Financial Summary (Continued)

1.	FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

The following is the summary of the consolidated statements of comprehensive income for the year 2016 and year 2012 to year 2015: (Continued)

	For the year ended 31 December
	2016	2015		2014	2013	2012
	RMB'000	RMB'000		RMB'000	RMB'000	RMB'000
		(Restated	)	(Restated )	(Restated )	(Restated )

Profit/(loss) before income tax from continuing operations	1,659,627	136,866		(16,027,138)	837,283	(7,853,079)

Income tax (expense)/benefit from continuing operations	(404,172)	230,147		(1,074,910)	(339,551)	371,092

Profit/(loss) for the year from continuing operations	1,255,455	367,013		(17,102,048)	497,732	(7,481,987)

Discontinued operation
Profit/(loss) for the year from discontinued operation	—	—		—	207,144	(1,187,299)

Profit/(loss) for the year	1,255,455	367,013		(17,102,048)	704,876	(8,669,286)

Profit/(loss) attributable to:
Owners of the parent	402,494	148,622		(16,269,477)	929,288	(8,259,457)
Non-controlling interests	852,961	218,391		(832,571)	(224,412)	(409,829)

Proposed final dividend for the year	—	—		—	—	—
10 ALUMINUM CORPORATION OF CHINA LIMITED

Financial Summary (Continued)

1.	FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

The following is the summary of the consolidated total assets and total liabilities of the Group:

	As at 31 December
	2016	2015		2014		2013		2012
	RMB'000	RMB'000		RMB'000		RMB'000		RMB'000
		(Restated	)	(Restated	)	(Restated	)	(Restated	)

Total assets	190,076,946	192,058,404		194,821,976		201,355,583		176,978,732
Total liabilities	134,489,457	140,164,878		153,515,916		146,067,341		122,330,802

Net assets	55,587,489	51,893,526		41,306,060		55,288,242		54,647,930

2.	FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

Item	For the year ended 31 December 2016
RMB'000

Operating loss	(118,132)
Profit for the year	1,255,455
Profit attributable to owners of the parent	402,494
Loss attributable to owners of the parent after excluding gains or losses from non-recurring items	(363,723)
Net cash flows generated from the operating activities	11,518,674
2016 ANNUAL REPORT 11

Financial Summary (Continued)

2.	FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (Continued)

Gains or losses from non-recurring items	For the year ended 31 December 2016
RMB'000

Gains on disposal of non-current assets	816,518
Other income	745,206
Gain on fair value changes and disposal of financial assets and liabilities at fair value through profit or loss and gain on available-for-sale financial assets	(1,010,658)
Investment income from financial products	15,905
Interest income from entrusted loans and other borrowings	31,373
Reversal of provision for impairment of receivables	56,394
Other non-operating income and expenses, net	384,853

Gains from non-recurring items before income tax	1,039,591
Income tax expense for gains from non-recurring items	(140,604)
Gains from non-recurring items, net of income tax	898,987

Attributable to:
Owners of the parent	766,217
Non-controlling interests	132,770

12 ALUMINUM CORPORATION OF CHINA LIMITED

Financial Summary (Continued)

2.	FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (Continued)

Principal accounting information and financial indicators for 2016 and 2015 of the Group:

	2016	2015	Increase/ (decrease) for the year of 2016 over 2015
	RMB'000	RMB'000	(%)
		(Restated )

Revenue	144,065,518	123,475,434	16.68
Profit before income tax	1,659,627	136,866	1,112.59
Profit attributable to owners of the parent	402,494	148,622	170.82
Loss attributable to owners of the parent after excluding gains from non-recurring items	(363,723)	(6,491,927)	N/A
Basic earnings per share (RMB)	0.02	0.01	100
Diluted earnings per share (RMB)	0.02	0.01	100
Basic earnings per share after excluding gains from non-recurring items (RMB)	(0.03)	(0.46)	N/A
Weighted average rate of return on net assets (%)	1.03	0.43	Increased by 0.60 percentage point
Weighted average rate of return on net assets after excluding gains from non-recurring items (%)	(0.93)	(18.69)	N/A
Net cash flows generated from operating activities	11,518,674	7,297,055	57.85
Net cash flows generated from operating activities per share (RMB)	0.77	0.51	50.98
Total assets	190,076,946	192,058,404	(1.03)
Equity attributable to owners of the parent	38,107,649	39,955,892	(4.63)
Equity attributable to owners of the parent per share (RMB)	2.56	2.80	(8.57)

2016 ANNUAL REPORT 13

Financial Summary (Continued)

3.	COMPARISON BETWEEN THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AND THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

	Profit attributable to owners of the parent for the year ended 31 December			Equity attributable to owners of the parent as of 31 December
	2016	2015		2016	2015
	RMB'000	RMB'000		RMB'000	RMB'000
		(Restated	)		(Restated	)

Prepared in accordance with the PRC Accounting Standards for Business Enterprises	402,494	148,622		38,107,649	39,955,892
Prepared in accordance with International Financial Reporting Standards	402,494	148,622		38,107,649	39,955,892

14 ALUMINUM CORPORATION OF CHINA LIMITED

Directors, Supervisors, Senior Management and Employees

1.	PROFILES OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AT PRESENT AND DURING THE REPORTING PERIOD

Name	Position	Gender	Age	Date of appointment/ reappointment	Total emolument paid/payable by the Company for 2016	Whether receiving emolument or allowance from owners of the parent or other related entity
				(Year.Month.Day)	(RMB'000)

Directors
Ge Honglin Note 1	Chairman and Executive Director (resigned)	M	60	2015.02.26	–	Yes
Yu Dehui Note 2	Chairman and Non-executive Director	M	57	2016.06.28	–	Yes
Ao Hong	Executive Director and President	M	55	2016.06.28	–	Yes
Liu Caiming	Non-executive Director	M	54	2016.06.28	–	Yes
Liu Xiangmin Note 3	Executive Director and Senior Vice President (resigned)	M	54	2013.06.27	–	Yes
Lu Dongliang Note 4	Executive Director and Senior Vice President	M	43	2016.06.28	–	Yes
Jiang Yinggang	Executive Director and Vice President	M	53	2016.06.28	800.9	No
Wang Jun	Non-executive Director	M	51	2016.06.28	150.0	No
Chen Lijie	Independent Non-executive Director	F	62	2016.06.28	204.4	No
Hu Shihai	Independent Non-executive Director	M	62	2016.06.28	204.4	No
Lie-A-Cheong Tai Chong, David	Independent Non-executive Director	M	57	2016.06.28	204.4	No

2016 ANNUAL REPORT 15

Directors, Supervisors, Senior Management and Employees (Continued)

Name	Position	Gender	Age	Date of appointment/ reappointment	Total emolument paid/payable by the Company for 2016	Whether receiving emolument or allowance from owners of the parent or other related entity
				(Year.Month.Day)	(RMB'000)

Supervisors
Zhao Zhao Note 5	Chairman of Supervisory Committee (resigned)	M	55	2013.06.27	–	Yes
Liu Xiangmin Note 3	Chairman of Supervisory Committee	M	54	2016.06.28	–	Yes
Yuan Li Note 6	Supervisor (resigned)	M	58	2013.06.27	–	No
Wang Jun	Supervisor	M	46	2016.06.28	–	Yes
Wu Zuoming Note 7	Supervisor	M	50	2016.06.28	288.3	No

Senior Management
Qiao Guiling Note 8	Vice President (resigned)	F	48	2011.10.25	127.1	No
Xu Bo Note 9	Vice President (in office) and Company Secretary (Secretary to the Board) (resigned)	M	52	2013.05.09	800.9	No
Zhang Zhankui Note 10	Chief Financial Officer and Company Secretary (Secretary to the Board)	M	58	2016.03.17	800.9	No
Leng Zhengxu (冷正旭)Note 11	Vice President	M	56	2017.01.20	–	No
16 ALUMINUM CORPORATION OF CHINA LIMITED

Directors, Supervisors, Senior Management and Employees (Continued)

Note 1:	Due to other work commitment, Mr. Ge Honglin resigned from the positions as Chairman and executive Director of the Company on 16 February 2016.

Note 2:
Mr. Yu Dehui was elected as a non-executive Director of the fifth session of the Board of the Company at the 2016 first extraordinary general meeting held on 8 April 2016; on the same day, Mr. Yu Dehui was elected as the Chairman of the fifth session of the Board of the Company at the 31st meeting of the fifth session of the Board of the Company. On 28 June 2016, Mr. Yu Dehui was re-elected as a non-executive Director and the Chairman of the sixth session of the Board of the Company at the 2015 annual general meeting and the first meeting of the sixth session of the Board.

Note 3:
Due to other work commitment, Mr. Liu Xiangmin resigned from his position as a senior vice president of the Company on 9 May 2016; due to the expiry of the fifth session of the Board of the Company, Mr. Liu Xiangmin retired from his position as an executive Director of the Company on 28 June 2016; Mr. Liu Xiangmin was elected as a Supervisor of the sixth session of the Supervisory Committee at the 2015 annual general meeting held on 28 June 2016 and was elected as the Chairman of the sixth session of the Supervisory Committee at the first meeting of the sixth session of the Supervisory Committee of the Company on the same day.

Note 4:
The appointment of Mr. Lu Dongliang as the senior vice president of the Company was approved at the 33rd meeting of the fifth session of the Board held on 9 May 2016; Mr. Lu Dongliang was elected as an executive Director of the sixth session of the Board of the Company at the 2015 annual general meeting held on 28 June 2016.

Note 5:	Due to the expiry of the fifth session of the Supervisory Committee of the Company, Mr. Zhao Zhao retired from his position as the Chairman of the Supervisory Committee on 28 June 2016.

Note 6:
Due to other work commitment, Mr. Yuan Li ceased to be the general manager of the corporate culture department of the Company since November 2015. Therefore, Mr. Yuan did not receive any remuneration from the Company in 2016, but continued to act as an employee Supervisor. On 28 June 2016, Mr. Yuan Li retired as an employee Supervisor due to expiry of the fifth session of the Supervisory Committee of the Company.

Note 7:
Mr. Wu Zuoming was elected as an employee Supervisor of the sixth session of the Supervisory Committee at the employees' representatives meeting on 28 June 2016. The remuneration received by Mr. Wu as shown in the above table was paid to him for his service as an employee Supervisor.

Note 8:	Due to other work commitment, Ms. Qiao Guiling resigned from her position as a vice president of the Company on 16 February 2016.

Note 9:	Due to other work commitment, Mr. Xu Bo resigned from his position as the Company Secretary (Secretary to the Board) on 17 March 2016. Mr. Xu Bo still serves as a vice president of the Company.

Note 10:
The appointment of Mr. Zhang Zhankui as the Company Secretary (Secretary to the Board) was approved at the 29th meeting of the fifth session of the Board of the Company on 17 March 2016. Mr. Zhang Zhankui also serves as the Chief Financial Officer of the Company.

Note 11:
The appointment of Mr. Leng Zhengxu (冷正旭) as a vice president of the Company was approved at the sixth meeting of the sixth session of the Board of the Company on 20 January 2017. Mr. Leng did not receive any remuneration as vice president of the Company in 2016.

2016 ANNUAL REPORT 17

Directors, Supervisors, Senior Management and Employees (Continued)

2.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AS AT THE DATE OF THIS ANNUAL REPORT

Major Working Experience of directors ("Directors"), supervisors ("Supervisors") and Senior Management of the Company as at the Date of This Annual Report:

Executive Directors

Mr. Ao Hong, aged 55, is currently an executive Director and the President of the Company. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of non-ferrous metals industry. He successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals* (北京有色金屬研究總院) and concurrently the chairman of GRINM Semiconductor Materials Co., Ltd.* (有研半導體矽材料股份有限公司), the chairman of Guorui Electronics Co., Ltd.* (國瑞電子股份有限公司), the chairman of Guowei Silver Anticorrosive Materials Company* (國晶微電子控股公司) in Hong Kong and a deputy general manager of Aluminum Corporation of China* (中國鋁業公司). During this period, he also successively served as the chairman of the supervisory committee of the Company, chairman of the Labour Union of Aluminum Corporation of China (中國鋁業公司), the dean of Chinalco Research Institute of Science and Technology* (中鋁科學技術研究院) and the chairman of China Rare Earth Co., Ltd.* (中國稀有稀土有限公司).

Mr. Lu Dongliang, aged 43, is currently an executive Director and a senior vice president of the Company. Mr. Lu graduated from North China University of Technology majoring in accounting. He holds a bachelor's degree in economics and is an accountant. Mr. Lu has more than 20 years of work experience in financial management and in non-ferrous metals industry. He had subsequently served as the cadre in the audit department of China Non-ferrous Metals Industry Corporation* (中國有色金屬工業總公司), the officer-in-charge of the capital division of the finance department of China Copper Lead & Zinc Group Corporation* (中國銅鉛鋅集團公司), the head of the accounting division and the capital division of the finance department of Aluminum Corporation of China* (中國鋁業公司), the deputy manager and manager of the treasure management division of the finance department, the manager of the general management office, the deputy general manager and general manager of the finance department of the Company, the chief financial officer of Chalco Gansu Aluminum Electricity Co., Ltd.* (中國鋁業甘肅鋁電有限責任公司), the assistant to the president of the Company and the general manager of Lanzhou Branch of the Company, and the executive director and president of Chalco Gansu Aluminum Electricity Co., Ltd.

18 ALUMINUM CORPORATION OF CHINA LIMITED

Directors, Supervisors, Senior Management and Employees (Continued)

Mr. Jiang Yinggang, aged 53, is currently an executive Director and a vice president of the Company. Graduated from Central South University of Mining and Metallurgy majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. Mr. Jiang has long been engaged in production operation and corporate management of production enterprises and has extensive and professional experience. He formerly served as deputy head and then head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy manager and manager of Qinghai Aluminum Company Limited, and general manager of Qinghai branch of the Company.

Non-executive Directors

Mr. Yu Dehui, aged 57, is the Chairman and a non-executive Director of the Company. Mr. Yu graduated from Ecole des Hautes Etudes en Sciences Sociales (EHESS) and School of Economics of Paris West University Nanterre La Défense, majoring in development economics, with a doctoral degree in economics, and he is a professor. Mr. Yu has extensive experience in energy, non-ferrous metals, economics and management areas. He had successively served as the deputy general manager for technology and the general manager of SPEIC* (法國斯佩克環保工程股份公司), the deputy head of department of science & technology and standards of State Bureau of Environmental Protection* (國家環境保護局), the deputy head and head of department of science & technology and standards of State Environmental Protection Administration* (國家環境保護總局). And he took temporary posts as an assistant to the chairman of the government of the Inner Mongolia Autonomous Region* (內蒙古自治區), a standing member of the Municipal Committee and a deputy mayor of Baotou City. He had also served as a vice chairman of the government of the Inner Mongolia Autonomous Region*, a member of the Communist Party Committee and a deputy general manager of China Power Investment Corporation* (中國電力投資集團公司), and a member of the Communist Party Committee and a deputy general manager of State Power Investment Corporation* (國家電力投資集團公司). Mr. Yu currently serves as the general manager, a director and the deputy secretary of the Communist Party Committee of Aluminum Corporation of China.

2016 ANNUAL REPORT 19

Directors, Supervisors, Senior Management and Employees (Continued)

Mr. Liu Caiming, aged 54, is currently a non-executive Director of the Company. He graduated from Fudan University majoring in political economics and obtained a doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation* (中國有色金屬對外工程公司), deputy general manager of China Non-ferrous Metals Construction Group Limited* (中國有色金屬建設集團), deputy general manager of China Nonferrous Construction Group Limited* (中色建設集團有限公司), director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd.* (中國有色金屬建設股份有限公司), and deputy general manager of China Non-ferrous Metal Mining and Construction (Group) Co., Ltd.* (中國有色礦業建設集團有限公司). Mr. Liu has also acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Province and assistant to the governor of Yunnan Province and director of SASAC of Yunnan Province. Mr. Liu also acted as deputy general manager of Aluminum Corporation of China, chairman of Yunnan Copper Industry (Group) Co., Ltd.* (雲南銅業（集團）有限公司), and president of China Copper Co., Ltd.* (中國銅業有限公司). He acted as senior vice president and chief financial officer of the Company since 23 February 2011 and an executive Director of the Company since 31 May 2011. Mr. Liu resigned as executive Director, senior vice president and chief financial officer of the Company and was re-designated as non-executive Director on 8 March 2013. He resigned as non-executive Director of the Company on 18 March 2014 and was re-appointed as the non-executive Director on 26 February 2015. Mr. Liu currently serves as the deputy general manager of Aluminum Corporation of China and a non-executive director of Aluminum Corporation of China Overseas Holdings Limited.

Mr. Wang Jun, aged 51, is currently a non-executive Director of the Company. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, and he is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co., Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

20 ALUMINUM CORPORATION OF CHINA LIMITED

Directors, Supervisors, Senior Management and Employees (Continued)

Independent Non-executive Directors

Ms. Chen Lijie, aged 62, is currently an independent non-executive Director of the Company. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

Mr. Hu Shihai, aged 62, is currently an independent non-executive Director of the Company. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant (華能上海石洞口第二發電廠), deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant (上海外高橋第二電廠籌建處), manager of the production department and assistant to the general manager of Huaneng Power International, Inc. (華能電力股份有限公司) and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group (中國華能集團公司).

Mr. LIE-A-CHEONG Tai Chong, David, aged 57, honoured with the Silver Bauhinia Star (SBS), Officier de l'Ordre National du Merite and Justice of Peace. Mr. Lie is currently an independent non-executive Director of the Company. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th and 11th Chinese People's Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convenor cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region ("HKSAR"). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited, a listed company in Hong Kong.

2016 ANNUAL REPORT 21

Directors, Supervisors, Senior Management and Employees (Continued)

Supervisors

Mr. Liu Xiangmin, aged 54, is currently the Chairman of the Supervisory Committee of the Company. Mr. Liu graduated from Central South University, majoring in non-ferrous metallurgy; he has a doctorate degree in engineering and is a professor-grade senior engineer. Mr. Liu has long engaged in non-ferrous metal metallurgy research and corporate management and has accumulated extensive and professional experience. He had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of Zhongzhou Branch of the Company as well as an executive Director, vice president and a senior vice president of the Company.

Mr. Wang Jun, aged 46, is currently a Supervisor of the Company. Mr. Wang obtained a master's degree in business administration from Tsinghua University. He is a senior accountant, and has extensive experience in corporate financial accounting, fund management and auditing. Mr. Wang successively served as the deputy manager and manager of treasure management division of finance department of Aluminum Corporation of China* (中國鋁業公司), the general representative of the Peru office of Aluminum Corporation of China, a director and senior auditing manager of Minera Chinalco PerúS.A.* (中鋁秘魯礦業公司), the chief financial officer and the manager of finance department of Chinalco Resources Corporation* (中鋁礦產資源有限公司), the chief financial officer of China Aluminum International Engineering Co., Ltd.* (中鋁國際工程有限責任公司), an executive director, the chief financial officer and the secretary to the board of directors of China Aluminum International Engineering Corporation Limited* (中鋁國際工程股份有限公司). Mr. Wang currently serves as the deputy chief accountant, general manager of finance department and capital operating department of Aluminum Corporation of China. He is also a director of China Aluminum International Engineering Corporation Limited and a director and the president of Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

Mr. Wu Zuoming, aged 50, is currently a Supervisor of the Company, the deputy secretary of the Communist Party Committee, deputy general manager and the chairman of the labor union of Guangxi Branch of the Company. Mr. Wu holds an MBA degree from Renmin University of China. He is a senior engineer. Mr. Wu has extensive experience in human resource management. He successively acted as the deputy manager of Personnel Division, Human Resource Department of China Aluminum Corporation* (中國鋁業集團公司); the person in charge of the Personnel Division, Human Resource Department for the Preparatory Team of Aluminum Corporation of China* (中國鋁業公司); the deputy manager of the Personnel Division(Training Division), Human Resource Department of Aluminum Corporation of China*; the deputy manager of Assessment and Training Division, the manager of Employee Management Division and the manager of General Division of the Company; the senior manager of the Human Resource Department (Retired Cadres Department) and the manager of the General Division of Aluminum Corporation of China*; and the deputy general manager and general manager of the Human Resource Department of the Company.

22 ALUMINUM CORPORATION OF CHINA LIMITED

Directors, Supervisors, Senior Management and Employees (Continued)

Other Senior Management

Mr. Xu Bo, aged 52, is currently a vice president of the Company. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master's degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as deputy head of hydropower and operations department and office manager of Power and Machinery Bureau; general manager and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation (中國華電電站裝備工程（集團）總公司); deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive director and general manager of Chalco Energy Co., Ltd., a vice president and Company Secretary (Secretary to the Board) of the Company.

Mr. Zhang Zhankui, aged 58, is currently the Chief Financial Officer and Company Secretary (Secretary to the Board) of the Company. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as deputy head, the head of the Finance Division and then the head of the Audit Division of China General Design and Research Institute for Non-ferrous metallurgy; deputy general manager of Beijing Enfei Techindustry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Fund Management Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head and head of the Finance Department and deputy chief accountant of Aluminum Corporation of China and a Supervisor of the Company.

2016 ANNUAL REPORT 23

Directors, Supervisors, Senior Management and Employees (Continued)

Mr. Leng Zhengxu (冷正旭), aged 56, is currently a vice president of the Company. Mr. Leng graduated from Guizhou Industrial College (貴州工學院), majoring in non-ferrous metallurgy. He is a bachelor of engineering and a professor-level senior engineer. Mr. Leng has over 30 years of working experience in the non-ferrous metals industry and has extensive experiences in corporate management and production technology. He had served as deputy director of the No.1 workshop and deputy secretary of Chinese Communist Party of No.2 Aluminum Smelter (第二電解廠) of Guizhou Aluminum Plant (貴州鋁廠), director of the No.2 workshop of No.3 Aluminum Smelter (第三電解鋁廠) of Guizhou Aluminum Plant, chief engineer of No. 1 Aluminum Smelter (第一電解鋁廠) of Guizhou Aluminum Plant, chief engineer of Guizhou Aluminum Plant, deputy general manager of Guizhou Branch of Aluminum Corporation of China, general manager of the production department and general manager of corporate management department of the Company, general manager of Shanxi Branch of Aluminum Corporation of China, head of Shanxi Aluminum Plant, executive director of Shanxi Huaxing Alumina Co., Ltd. (山西華興鋁業有限公司), general manager of Guizhou Branch of the Company, head and deputy secretary of the Chinese Communist Party of Guizhou Aluminum Plant, chairman of Guizhou Huajin Alumina Co., Ltd. (貴州華錦鋁業股份有限公司), chairman of Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司), chairman of Chalco Zunyi Alumina Co., Ltd. (中國鋁業遵義氧化鋁有限公司) and assistant to the president of the Company.

24 ALUMINUM CORPORATION OF CHINA LIMITED

Directors, Supervisors, Senior Management and Employees (Continued)

3.	POSITIONS HELD IN SHAREHOLDER ENTITIES OF THE COMPANY BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AT PRESENT AND DURING THE YEAR

Positions in the Shareholders of the Company

Name	Name of Shareholder	Position(s)	Date of appointment	Whether receiving remuneration or allowance

Ge Honglin (resigned)	Chinalco	Chairman	2014.10.16	Yes
Yu Dehui	Chinalco	General Manager	2016.01.08	Yes
Liu Caiming	Chinalco	Deputy General Manager	2007.01.25	Yes
Wang Jun (Director)	China Cinda Asset Management Co., Ltd	Business Director	2013.08.19	Yes
Zhao Zhao (resigned)	Chinalco	Head of the CPC Discipline Inspection Committee	2008.09.10	Yes
Wang Jun (Supervisor)	Chinalco	Deputy Chief Accountant, Director of the Finance Department and Capital Operation Department	2015.11.13	Yes

2016 ANNUAL REPORT 25

Directors, Supervisors, Senior Management and Employees (Continued)
Positions in Other Entities

Name	Name of other entities	Position(s)	Date of appointment	Whether receiving remuneration or allowance

Liu Caiming	Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司)	Non-executive Director	2013.04.25	No
Wang Jun (Director)	China Nuclear Engineering Corporation Limited	Director	2014.03.12	No
LIE-A-CHEONG Tai-Chong, David	Newpower International (Holdings) Co., Ltd.	Executive Chairman	1992.01.30	Yes
	China Concept Consulting Ltd.	Executive Chairman	1991.07.26	Yes
	Herald Holdings Limited	Independent Director	2005.06.16	Yes
Wang Jun (Supervisor)	China Aluminum International Engineering Corporation Limited* (中鋁國際工程股份有限公司)	Non-executive Director	2015.05.22	No
	Aluminum Corporation of China Overseas Holdings Limited*	Director and President	2015.11.13	No
26 ALUMINUM CORPORATION OF CHINA LIMITED

Directors, Supervisors, Senior Management and Employees (Continued)

4.	DECISION MAKING PROCESS AND BASIS OF DETERMINATION OF REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND REMUNERATION

Based on the prevailing market standards and the remuneration strategy of the Company, the human resources department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submit the proposals to to the Board for consideration upon approval by the Remuneration Committee of the Board of the Company. Particularly, remuneration of the senior management will be considered and approved by the Board whereas those of the Directors and the Supervisors will be submitted to the shareholders' general meeting for consideration and approval upon being approved by the Board.

The Company determined its remuneration for the Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration standards of corresponding positions in comparable enterprises in the market (in terms of scale, industry and nature etc.), as well as the Company's annual operating results, fulfilment of duties by the Directors and Supervisors as well as the appraisal results for performance of senior management.

In 2016, the total pre-tax remunerations of the Directors, Supervisors and senior management received from the Company amounted to RMB3.58 million (including the travelling expenses of the independent non-executive Directors).

2016 ANNUAL REPORT 27

Directors, Supervisors, Senior Management and Employees (Continued)

5.	CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AS AT THE DATE OF THIS ANNUAL REPORT

Name	Position	Status	Reason of change

Ge Honglin	Chairman and Executive Director	Resigned	Due to other work commitment, Mr. Ge Honglin resigned from the positions of executive Director and chairman of the Company on 16 February 2016.

Yu Dehui	Chairman and Non-executive Director	Elected
Mr. Yu Dehui was elected as a non-executive Director of the fifth session of the Board of the Company at the 2016 first extraordinary general meeting of the Company held on 8 April 2016. On the same day, Mr. Yu Dehui was elected as the chairman of the fifth session of the Board of the Company at the 31st meeting of the fifth session of the Board. Mr. Yu Dehui was re-elected as a non-executive Director and the chairman of the sixth session of the Board of the Company at the 2015 annual general meeting and the first meeting of the sixth session of the Board of the Company held on 28 June 2016.

Zhao Zhao	Chairman of the Supervisory Committee	Resigned	Mr. Zhao Zhao resigned as the chairman of the Supervisory Committee of the Company on 28 June 2016 due to the expiration of the term of office of the fifth session of the Supervisory Committee.

28 ALUMINUM CORPORATION OF CHINA LIMITED

Directors, Supervisors, Senior Management and Employees (Continued)

Name	Position	Status	Reason of change

Liu Xiangmin	Executive Director and Senior vice president	Resigned
Mr. Liu Xiangmin resigned from the position as the senior vice president of the Company on 9 May 2016 due to his work commitment; He resigned as an executive Director of the Company on 28 June 2016 due to the expiration of the term of office of the fifth session of the Board.

	Chairman of the Supervisory Committee	Elected
Mr. Liu Xiangmin was elected as a supervisor of the sixth session of the Supervisory Committee of the Company at the 2015 annual general meeting on 28 June 2016; He was elected as the chairman of the sixth session of the Supervisory Committee of the Company at the first meeting of the sixth session of the Supervisory Committee on the same day.

Lu Dongliang	Executive Director	Elected	Mr. Lu Dongliang was elected as an executive Director of the sixth session of the Board of the Company at the 2015 annual general meeting of the Company held on 28 June 2016.

	Senior vice president	Appointed	Mr. Lu Dongliang was appointed as the senior vice president of the Company at the 33rd meeting of the fifth session of the Board of the Company held on 9 May 2016.

Qiao Guiling	Vice president	Resigned	Due to other work commitment, Ms. Qiao Guiling resigned from the position of vice president of the Company on 16 February 2016.
2016 ANNUAL REPORT 29

Directors, Supervisors, Senior Management and Employees (Continued)

Name	Position	Status	Reason of change

Xu Bo	Company Secretary (Secretary to the Board)	Resigned	Due to other work commitment, Mr. Xu Bo resigned from the position of the Company Secretary (Secretary to the Board) on 17 March 2016. Mr. Xu Bo still serves as a vice president of the Company.

Zhang Zhankui	Company Secretary (Secretary to the Board)	Appointed
Mr. Zhang Zhankui was appointed as the Company Secretary (Secretary to the Board) at the 29th meeting of the fifth session of the Board of the Company on 17 March 2016. Mr. Zhang Zhankui also serves as the Chief Financial Officer of the Company.

Leng Zhengxu	Vice president	Appointed	Mr. Leng Zhengxu was appointed as the vice president of the Company at the sixth meeting of the sixth session of the Board of the Company on 20 January 2017.

Yuan Li	Supervisor	Resigned	Mr. Yuan Li resigned as a supervisor of the Company on 28 June 2016 due to the expiration of the term of office of the fifth session of the Supervisory Committee of the Company.

Wu Zuoming	Supervisor	Elected	Mr. Wu Zuoming was elected as an employee representative supervisor of sixth session of the Supervisory Committee of the Company at the employee's representatives meeting held on 28 June 2016.

30 ALUMINUM CORPORATION OF CHINA LIMITED

Directors, Supervisors, Senior Management and Employees (Continued)

6.	EMPLOYEES OF THE COMPANY

As of 31 December 2016, the Group had 65,755 employees. The structure of employees is as follows:

Composition by Function

Category	Headcounts

Production personnel	53,373
Sales personnel	487
Technology personnel	3,715
Finance personnel	1,466
Administration personnel	6,714

Total	65,755
By Education Background

Category	Headcounts

Post-graduates	611
University graduates	8,693
Technical institute graduates	14,163
Secondary/technical school graduates or below	42,288

Total	65,755

2016 ANNUAL REPORT 31

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders

1.	SHARE CAPITAL STRUCTURE

Aluminum Corporation of China is the single largest shareholder of the Company, which directly holds 32.81% equity interest of the Company and together with its subsidiaries holds an aggregate of 35.77% equity interest of the Company. As of 31 December 2016, Aluminum Corporation of China was the Company's ultimate holding company.

As of 31 December 2016, the share capital structure of the Company was as follows:

	As of 31 December 2016
	Number of shares	Percentage to total issued share capital
	(In million)	(%)

Holders of A shares	10,959.83	73.54
Holders of H shares	3,943.97	26.46

Total	14,903.80	100
According to the publicly available information and to the best knowledge of the Company's Directors, as of the date of this annual report, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

32 ALUMINUM CORPORATION OF CHINA LIMITED

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders (Continued)

2.	CHANGES IN SHAREHOLDING AND SHAREHOLDERS

In 2016, there were no changes in share capital of the Company. As of 31 December 2016, the total share capital of the Company was 14,903,798,236 shares.

Particulars of Shareholding as of 31 December 2016

	Share	Percentage
	(Number)	(%)

Shares subject to trading moratorium	0	0
Shares not subject to trading moratorium
1. Renminbi ordinary shares	10,959,832,268	73.54
2. Overseas listed foreign invested shares	3,943,965,968	26.46

Total shares not subject to trading moratorium	14,903,798,236	100

Total shares	14,903,798,236	100

Approval of Changes in Shareholding

On 24 April 2015, the Company received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke (2015) No. 684) (《關於核准中國鋁業股份有限公司非公開發行股票的批覆》) issued by the China Securities Regulatory Commission approving the non-public issuance of no more than 1,450 million new shares by the Company. On 15 June 2015, the Company completed the non-public issuance of 1,379,310,344 A shares. Target subscribers, including Truvalue Asset Management Co., Ltd.* (創金合信基金管理有限公司), SWS MU (Shanghai) Asset Management Co., Ltd.* (申萬菱信（上海）資產管理有限公司), Caitong Fund Management Co., Ltd.* (財通基金管理有限公司), Tian An Property Insurance Co., Ltd.* (天安財產保險股份有限公司), Huaxia Life Insurance Co., Ltd.* (華夏人壽保險股份有限公司), Shangyin Ruijin Capital Management Co., Ltd.* (上銀瑞金資本管理有限公司), Bosera Fund Management Co., Ltd.* (博時基金管理有限公司) and Ping An UOB Fund Management Company Ltd.* (平安大華基金管理有限公司), undertook not to transfer such shares subscribed by each of them within 12 months from the completion of the issuance. On 15 June 2016, the Company published the Announcement on the Listing and Trading of Shares Subject to Trading Moratorium Issued under Non-public Issuance by Aluminum Corporation of China Limited. Following the expiry of the period of trading moratorium for the above target subscribers, the shares were officially listed and traded on 20 June 2016.

2016 ANNUAL REPORT 33

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders (Continued)

Transfer of Changes in Shareholding

In 2016, there was no transfer of changes in shareholding of the Company.

3.	SHARE ISSUANCE AND LISTING

(1)	Status of Share Issuance in the Past Three Years

On 24 April 2015, the Company received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke (2015) No. 684) (《關於核准中國鋁業股份有限公司非公開發行股票的批覆》) issued by the China Securities Regulatory Commission, which approved the Company to issue not more than 1,450 million new shares through non-public issue. In May 2015, the Company initiated the non-public issuance of shares and completed setting the price through book-building on 10 May 2015 to issue 1,379,310,344 shares with issue price of RMB5.8 per share to qualified investors, raising a total proceeds of RMB7,999,999,995.20 and a net proceeds of RMB7,897,472,064.17 after deducting all relevant expenses in respect of this non-public issuance of RMB102,527,931.03. On 21 May 2015, the total proceeds were transferred to the designated account of the Company. On 15 June 2015, the Company completed relevant procedures on registration and custody for the issuance of 1,379,310,344 new shares at Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

(2)	Changes in Total Number of Shares and the Shareholding Structure of the Company

In 2016, there were no changes in total number of shares or the shareholding structure of the Company.

34 ALUMINUM CORPORATION OF CHINA LIMITED

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders (Continued)

4.	SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the Directors are aware, as of 31 December 2016, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong ("SFO"), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital

Aluminum Corporation of China	A shares	5,135,382,055 (L) Note 1	Beneficial owner and interests of controlled corporation	46.86%(L)	34.46%(L)
	H shares	196,000,000(L) Note 1	Interests of controlled corporation	4.97%(L)	1.31%(L)
JPMorgan Chase & Co.	H shares	960,017,020(L)	Beneficial owner, investment manager and custodian corporation/approved lending agent	24.34%(L)	6.44%(L)
		17,915,384(S)	Beneficial owner	0.45%(S)	0.12%(S)
		855,016,761(P)	Custodian corporation/approved lending agent	21.67%(P)	5.74%(P)
Templeton Asset Management Ltd.	H shares	857,606,000(L)	Beneficial owner	21.74%(L)	5.75%(L)
BlackRock, Inc.	H shares	488,313,992(L) Note 2	Interests of controlled corporation	12.38%(L)	3.28%(L)
		791,425(S) Note 2	Interests of controlled corporation	0.02%(S)	0.01%(S)
2016 ANNUAL REPORT 35

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders (Continued)

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital

The Goldman Sachs Group, Inc.	H shares	350,541,919(L) Note 3	Interests of controlled corporation	8.89%(L)	2.35%(L)
		342,714,270(S) Note 3	Interests of controlled corporation	8.69%(S)	2.30%(S)
BlackRock Global Funds	H shares	238,548,000(L)	Beneficial owner	6.05%(L)	1.60%(L)

(L)
The letter (L) denotes a long position, the letter (S) denotes a short position, and the letter (P) denotes a lending pool. The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Note 1:
These interests included 4,889,864,006 A shares directly held by Aluminum Corporation of China, and an aggregate interest of 245,518,049 A shares and 196,000,000 H shares held by various controlled subsidiaries of Aluminum Corporation of China, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Shanxi Aluminum Plant and 196,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

Note 2:	These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the short position in H shares, 202,000 H shares were held as derivatives.

Note 3:
These interests were held directly by various corporations controlled by The Goldman Sachs Group, Inc.. Among the aggregate interests in the long position in H shares, 14,142,500 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 1,140,697 H shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as of 31 December 2016, no other person (other than the Directors, Supervisors and Chief Executive of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

36 ALUMINUM CORPORATION OF CHINA LIMITED

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders (Continued)

5.	NUMBER OF SHAREHOLDERS

Unit: Number of Shareholders
Total number of shareholders as of 31 December 2016	478,870

6.	PARTICULARS OF SHAREHOLDINGS HELD BY TOP TEN SHAREHOLDERS

Name	Number of shares held at the end of the period	Nature of shareholders	Percentage of shareholding
			(%)

Chinalco Note1, Note2	4,889,864,006	A shares	32.81
HKSCC Nominees Limited Note3	3,930,070,464	H shares	26.37
China Securities Finance Corporation Limited	406,481,590	A shares	2.73
Baotou Aluminum (Group) Co., Ltd.	238,377,795	A shares	1.60
China Cinda Asset Management Co., Ltd. (中國信達資產管理股份有限公司)	147,253,426	A shares	0.99
Huaxia Life Insurance Co., Ltd. – Universal life Insurance Product (華夏人壽保險股份有限公司－萬能保險產品)	138,889,655	A shares	0.93
Central Huijin Investment Ltd. (中央匯金資產管理有限責任公司)	137,295,400	A shares	0.92
Truvalue Asset Management – China Merchants Bank – Pengde Growth No. 1 Asset Management Plan (創金合信基金－招商銀行－鵬德成長1號資產管理計劃)	124,583,103	A shares	0.84
National Social Security Fund – Portfolio 109	76,881,679	A shares	0.52
National Social Security Fund – portfolio 116	63,470,502	A shares	0.43

2016 ANNUAL REPORT 37

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders (Continued)

Note 1:
The number of shares held by Chinalco doesn't include the A shares of the Company indirectly held by Chinalco through its subsidiaries Baotou Aluminum (Group) Co., Ltd. and Shanxi Aluminum Plant and the H shares of the Company indirectly held by Chinalco through its subsidiary Aluminum Corporation of China Overseas Holdings Limited. Chinalco together with its subsidiaries holds 5,331,382,055 shares in the Company, accounting for 35.77% of the total share capital.

Note 2:	HKSCC Nominees Limited holds the 196,000,000 overseas listed foreign shares (H shares) of the Company on behalf of Aluminum Corporation of China Overseas Holdings Limited, the subsidiary of Chinalco.

Note 3:
The 3,930,070,464 overseas listed foreign shares (H shares) of the Company held by HKSCC Nominees Limited include the 196,000,000 overseas listed foreign shares (H shares) it holds on behalf of Aluminum Corporation of China Overseas Holdings Limited, the subsidiary of Chinalco, and include shares held by many H shareholders of the Company.

7.	PARTICULARS OF THE CONTROLLING SHAREHOLDER

(1)	Particulars of the Controlling Shareholder

Name of the controlling shareholder:	Chinalco

Legal representative:	Ge Honglin

Registered capital:	RMB25.201 billion

Date of incorporation:	21 February 2001

Principal operating or managing activities:
Bauxite mining (limited to the bauxite mining at Guizhou Maochang Mine of Chinalco); deployment of personnel necessary for overseas engineering projects commensurating with its capacity, scale and performance; operation and management of state-owned assets and equities; production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, processed products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

38 ALUMINUM CORPORATION OF CHINA LIMITED

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders (Continued)

(2)	Diagram of the Direct Equity Interests and Controlling Relationship between the Company and the Controlling Shareholder

Note:
Chinalco is the largest shareholder of the Company and directly holds 32.81% equity interest in the Company and holds 5,331,382,055 shares in the Company together with its subsidiaries, including 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd, 7,140,254 A shares held by Shanxi Aluminum Plant and 196,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司). Its ratio of voting rights in the Company is 35.77%.

2016 ANNUAL REPORT 39

Chairman's Statement
Dear shareholders,
I hereby present the annual report of the Group for the financial year ended 31 December 2016 for shareholders' review. On behalf of the Board and all employees of the Company, I would like to express my sincere gratitude to all shareholders for your care for and support for the Company.
PRODUCT MARKET REVIEWS
Primary Aluminum Market
In 2016, the performance of primary aluminum price was significantly better than the market expectation. The international and domestic price of primary aluminum was heading upward against fluctuations.
In terms of the international market, benefiting from the improving macro risk appetite in the global market in 2016, the fundamentals of bulk commodities showed a favorable trend on the whole and prices of non-ferrous metals bounced back from the low at the beginning of the year. At the beginning of the year, the price of the three-month aluminum futures at LME sprung up to USD1,500 per tonne. Due to the preferential factors such as the rebound of macro environment and the slowing growth of the electrolytic aluminum supply in the global market, the price continually went upwards and surmounted USD1,600 per tonne in March. In June, the stronger expectation for interest rate rise by the US Federal Reserve and the EU Referendum in the UK added new uncertainties to the macro risks of the market and brought along the corresponding decrease and flagging fluctuations in the aluminum price. In the fourth quarter of 2016， as driven by the postponement of the interest rate rise resolution by the US Federal Reserve, the relentless surge of international crude oil price and the tight supply of spot aluminum in China, a large amount of capital flew into the market and the international aluminum price peaked in November at USD1,794.5 per tonne. Afterwards, the market was running stable gradually and the aluminum price smoothed down from its peak for the year due to profit taking. In 2016, the respective average prices of spot aluminum and three-month aluminum futures at LME amounted to USD1,604 per tonne and USD1,605 per tonne, representing a decrease of 3.5% and 4.6% from 2015, respectively. The decrease was narrowed down significantly.
40 ALUMINUM CORPORATION OF CHINA LIMITED

Chairman's Statement (Continued)
In terms of the domestic market, as affected by the traditional off season, holidays and festivals and other factors, the domestic price of aluminum futures showed a sluggish trend and fluctuated slightly on the whole at the beginning of the year; while during the same period, thanks to the flexible production implemented in succession by the domestic electrolytic aluminum enterprises at the end of 2015, the domestic price for spot aluminum stayed firm, which gave support to the price of the aluminum futures to some extent. After the Spring Festival, the domestic price of the aluminum futures rebounded rapidly upon a slight decrease, which was in striking contrast with the price plunge after the Spring Festival in the past years. Under the sustainable balance between supply and demand, the domestic price of the aluminum futures continued to rise and constantly broke the record. In April, the price of the three-month aluminum futures at SHFE quickly reached the peak in the first half of the year at RMB13,075 per tonne against the breakthrough price of RMB11,000 per tonne in March. Afterwards, the domestic aluminum price began to fall and fluctuated at low levels. In the second half of September, following the implementation of the Provisions on the Administration of the Running of Transport Vehicles with Out-of-gauge Freight on the Road (《超限運輸車輛行駛公路管理規定》) lately promulgated by China, the significant increase in the truck transport cost of electrolytic aluminum and the nearly full capacity of rail transport resulted in reduction of aluminum ingots inventory and increasingly tight supply of spot aluminum ingots. Consequently, the aluminum price surged vigorously. In the wake of the influx of a large amount of capital in the futures market, the price of the three-month aluminum futures at SHFE approached RMB15,000 per tonne, being the highest in the past two years, and it did not fall until the profit takings at the end of the year. In 2016, the respective average prices of spot aluminum and three-month aluminum futures at SHFE amounted to RMB12,261 per tonne and RMB12,101 per tonne, representing a decrease of 0.1% and 1.6% from 2015, respectively.
According to the statistics, the global output and consumption of primary aluminum for 2016 were approximately 58.87 million tonnes and approximately 59.60 million tonnes, respectively, representing a year-on-year increase of 2.9% and 3.0%, respectively. The domestic output and consumption of primary aluminum were approximately 32.50 million tonnes and approximately 32.70 million tonnes, respectively, representing a year-on-year increase of 4.8% and 6.7% respectively. As of the end of December 2016, the capacity utilization rate of primary aluminum in the world (inclusive of the PRC) was 79.81%, while that of the PRC was approximately 75.23%.
2016 ANNUAL REPORT 41

Chairman's Statement (Continued)
Alumina Market
In 2016, owning to the upsurge of the primary aluminum price and the increase in resumed production, the alumina price hiked up relentlessly.
In terms of the international market, as driven by the significant improvement of the demand and supply in the global aluminum market, especially the substantial reduction of the electrolytic aluminum production volume and the rising cost of raw materials in China, the domestic and international prices of the electrolytic aluminum began to recover steadily from the lows in recent years. Under such effect, the global alumina prices also began to bounce back and manifested an overall vigorously rising tendency for the year. In 2016, the lowest alumina price in the overseas market was USD197 per tonne at the beginning of the year, and the highest was the USD350.5 per tonne at the end of the year, representing an increase of 77.9% for the year. The annual average alumina price was USD254 per tonne, representing a decrease of 15.8% from 2015.
In terms of the domestic market, on account of the implementation of production reduction by domestic alumina enterprises and a favorable relationship of supply and demand, the alumina price bottomed out at the beginning of the year and began to accelerate its pace after the Spring Festival. After approaching the highest for the first half of the year at RMB1,998 per tonne in May, the price declined as affected by the resumed production of alumina. Nevertheless, as demands for alumina increased owing to the strong recovery momentum of production capacity of electrolytic aluminum plants, together with new transportation policies, rising costs, accidental events and other factors, the alumina price spiked since August 2016 and remained high till the end of the year. In 2016, the lowest alumina price in the domestic market was RMB1,525 per tonne at the beginning of the year, and the highest was the RMB3,080 per tonne at the end of the year, representing an increase of 101.97% for the year. The annual average alumina price was RMB2,070 per tonne, representing a decrease of 11.7% from 2015.
According to the statistics, the respective global output and consumption of alumina for 2016 was approximately 121.22 million tonnes and approximately 122.20 million tonnes, representing a year-on-year increase of 0.3% and 3.7%, respectively. The respective domestic output and consumption of alumina were approximately 60.16 million tonnes and approximately 64.40 million tonnes, representing a year-on-year increase of 2.6% and 4.2%, respectively. As of the end of December 2016, the alumina capacity utilization rate of alumina enterprises in the world (inclusive of the PRC) was approximately 81.26%, while that of the PRC was approximately 81.19%.
42 ALUMINUM CORPORATION OF CHINA LIMITED

Chairman's Statement (Continued)
BUSINESS REVIEW
In 2016, the world economy was still going through its slack recovery process while the domestic economy was running smoothly despite of the lasting downward pressure and slower growth pace. The events including the Brexit, failure of the Italian Referendum on Constitutional Reforms and the US presidential election agitated the world economic landscape, resulting in volatile fluctuations in the price of bulk commodities. Faced with the intricate economic environment and market conditions, the Company coped with the challenges and capitalized on opportunities with composure. It devoted great efforts and took various measures to reduce cost and improve efficiency and adhered to the conception of reasoning out the costs based on the market conditions and promoting reform with costs, introduced innovation in terms of budgets and assessment mechanism. Remarkable achievements were recorded by adopting various measures. The year of 2016 witnessed significant improvement in the results of the Company, which was also the year of its best business performance in recent years.

1.
Comprehensively implementing the special action for improvement of quality and efficiency to guide the overall development of the Company. In 2016, the Company carried out an extremely extensive and ultimately downright special action for improvement of quality and efficiency featuring participation by all employees, control over the whole process, and devotion of all-dimensional efforts, whereby to intensify the responsibilities and goals of the management, the functional departments and entities under the Company, and optimize technical indicators. By seizing opportunities involving system reform in the power industry, it reduced the accounts receivable and the capital occupation of inventory, repositioned redundant personnel, and pressed ahead key projects under transformation and upgrading in an orderly manner. In 2016, the amount from the cost reduction and efficiency improvement of the Company fully covered the decrease in profit as affected by lower product price, which enable the Company to outperform the market.

2.
Introducing bottom-line thinking and establishing a more efficient appraisal and incentive mechanism. The Company abandoned the traditional budget management standards and adopted the bottom-line thinking in this regard to cope with the risks regarding the product price. Based upon the principle of reasoning out the costs based on the market conditions and promoting reform with costs, the Company established the cost benchmarking system to strengthen the assessment on cost budgeting; and established a classified and stratified performance appraisal system that gave priority to the cost assessment while taking account of the profit assessment and linked the relevant results with the performance appraisal of person in charge, the remuneration distribution and the total payroll of the entities.

2016 ANNUAL REPORT 43

Chairman's Statement (Continued)

3.
Grasping opportunities along with system reform in the power industry, reducing costs of electricity consumption. The Company applied the principle of cost reduction by comprehensive energy management. It seized the opportunities along with system reform in the power industry of the PRC, on one hand, it negotiated and communicated with power plants under direct supply contracts and grid companies externally, with a view to reduce purchase cost of electricity, on the other hand, it implemented precise management internally to reduce non-stop services, coal consumption as well as power generation costs in its ancillary power plants. In addition, certain enterprises have completed swap between linkage of aluminum and electricity and new energy. In 2016, the costs of electricity consumption decreased by approximately 16%.

4.
Reinforcing the analysis and judgment on the market and optimizing the marketing strategies. The Company attached great importance to collection and analysis on new developments and tendencies in the industry. The agile response, quick decisions and flexible adaptability enabled the Company to capitalize on the marketing pace and market opportunities, devise marketing strategy aiming at stabilizing the performance of the Company. The Company continued to intensify centralized procurement, and made adjustments to the inventory of bulk raw materials, ancillary materials based on full understanding of the supply and demand in the market. In addition, it continued to cut out the intermediary suppliers and increase the percentage of direct supply which have resulted in virtuous effects of cost reduction and efficiency improvement.

5.
Leveraging on the combined driving effects of investment and technologies to bring forth vitality to the development of the Company. The Company adopted the investment philosophy of "ensuring the completion and profitability of each investment project", accelerated the mine and key upgrade and renovation projects, witnessed by Duancun Leigou mine and Maochang mine ready for mining operation, completion of investment in Baotou Huayun New Materials project of RMB2.2 billion, thus enhanced its support capacity and profitability of mine supply. In 2016, a batch of scientific and technological research and development projects were put to practice, breakthroughs were made in certain key technologies including DC consumption in aluminum electrolysis of 12000kWh/t-AL and the demonstrating projects for the industrialization of new technology were successively completed and put into operation. Technological innovation and the achievements transformation provided strong support for the improvement of quality and efficiency as well as the transformation and upgrade of the Company.

44 ALUMINUM CORPORATION OF CHINA LIMITED

Chairman's Statement (Continued)

6.
Carrying out in-depth precise management and continuing optimization of technical indicators. In 2016, the Company successively put into use its operation and monitoring center, the command system for the production safety and emergency rescue in coal mines and power plants. Through morning scheduling meeting, it closely combined management instructions with in-process supervision, prioritized hot issues, responded to trigger points, attacked rigors, thoroughly traced and solved problems upon identification to improve its operating efficiency. The Company initiated special mines schemes to systematically follow and comprehensively clean up relevant issues by spotting 18 issues accompanied with 86 countermeasures, thus promoting cost reduction and efficiency enhancement. The Company has also achieved remarkable improvements in 19 key project indicators, completed 634 rectifications regarding "exact identification and avoiding waste" by advancing precise management involving all stages of production, as such, positive results were recorded in terms of cost reduction and efficiency enhancement.

7.
Applying the "larger, efficient, stronger and dynamic" principle in an innovative manner to revitalize enterprises in difficulties. The Company broke the conventional routine and formulated the new strategy of "one policy for one plant" for enterprises in difficulties. Measures such as relocation, transformation reinvigorated the enterprises in difficulties, which paved the way for the Company to turn losses into profits. Meanwhile, aligning with the advanced labor productivity of the industry, the Company further consummated the personnel allocation and reassigned employees by different means. The reposition resulted in a substantial increase in the labor productivity of the Company, of which, the labor productivity for alumina and electrolytic aluminum, the principal businesses of the Company, increased by 56% and 20%, respectively.

8.
Blazing new trail in capital operation, expanding the financing channel. Resorting to new trail of thoughts on capital operation, the Company sought cooperation with social capital by virtue of the stock assets and participated in the operation of environmental protection assets, which brought about satisfactory results. The Company innovated in the gold leasing financing mode and obtained a funding of RMB3 billion at low cost; it also registered with the Shanghai Stock Exchange for quota of the non-public issuance corporate bonds and completed the issue of its first tranche of RMB3,215 million; in addition, it capitalized on the favorable opportunities and issued overseas senior perpetual securities of USD500 million at a low interest rate; besides, it guaranteed the stable cash flow while optimized the debt structure of the Company, with the debt to asset ratio reduced by 2.22 percentage points.

2016 ANNUAL REPORT 45

Chairman's Statement (Continued)
DIVIDENDS
The Board did not propose any final dividend for the year ended 31 December 2016 and such proposal is subject to approval of shareholders at the forthcoming 2016 annual general meeting. The Company will publish an announcement after the arrangement of such general meeting.
RESULTS
For the year ended 31 December 2016, the Group recorded revenue of RMB144,066 million, representing a year-on-year increase of 16.68% or RMB20,591 million from RMB123,475 million in 2015. Profit attributable to owners of the parent and earnings per share attributable to owners of the parent was RMB402 million and RMB0.02 respectively.
BUSINESS OUTLOOK AND PROSPECTS
Notwithstanding the overall stable and positive status quo of the Company, the profit base of the Company is not strong enough and it is still subject to numerous difficulties and challenges. Therefore, the Company will further adhere to the general keynote of improving quality and increasing efficiency as well as transformation and upgrade, capitalize on the favorable momentum with strong determination to generate better business results. In 2017, the Company will focus on the following tasks:

1.
Continuing to push ahead the comprehensive and in-depth special action for improvement of quality and efficiency. In adherence to the gist of improving quality and efficiency and the bottom-line thinking, the Company will further boost the consumption reduction and production indicator optimization of alumina and electrolytic aluminum enterprises; accelerate the construction progress of a number of key projects; advance the special actions for improving production management including the alloying of electrolytic aluminum, carbon as well as mines; carry forward the special actions on management and operation including marketing and procurement, human resources as well as risk prevention and control; and implement precise management for energy cost cutting. The Company will make full use of the leading role of the special actions for improvement of quality and efficiency and assure the fulfillment of the business objective of the Company.

2.
Optimizing the incentive mechanism to gear up cost reduction and efficiency enhancement. The Company will continue to insist on the appraisal mechanism featuring "reasoning out the costs based on the market conditions, promoting reform with costs and reinforcing the in-process management". Leveraging on the constantly perfected appraisal mechanism, it aims to enable the functional departments to undertake responsibilities and share benefits together with body corporates. In the light

46 ALUMINUM CORPORATION OF CHINA LIMITED

Chairman's Statement (Continued)

of the principle of "conciseness, straightforwardness, promptness and effectiveness", the Company will implement the incentive principle of "quarterly appraisal and quarterly reward" and will stimulate the enterprises to further reduce cost and improve efficiency. In addition, the Company will establish dynamic cost management aligning with the external market for the sake of reviewing the cost competitiveness of the Company every now and then.

3.
Strengthening the obligations in safety and environmental protection and comprehensively improving the management level regarding safety and environmental protection. The Company will foster solid concept of safety and green development, make up the deficiencies based on lessons of the past accidents in regard to safety and environmental protection, fill the leak and concentrate on deepening the safety standards and perfect the safety production system. Besides, it will carry out safety trainings involving the entire personnel with an aim to improve the safety consciousness of the personnel; consolidate the basic management so as to improve the capability of safety and environmental protection management; and intensify monitoring on safety and environmental protection and consolidate the consciousness of safety warning standards following the lead of risk identification and risk prevention and control. Furthermore, the Company will hold fast to maintain the ecological integrity by means of enhancing the sense of law and responsibility with regard to environmental protection, further control over the pollutant discharges, increasing investment in environmental protection facilities and making more efforts to carry through responsibilities, thus ensuring the occupational health and safety of the employees and providing adequate guarantee for the sustainable development of the Company.

4.
Improving the capability of efficiency enhancement through marketing and creating new strengths in trading and logistics. Sticking to the market-oriented development strategy, the Company will fully capitalize on its centralized management strengths on sale, procurement and logistics, and deepen the organic integration of various business forms such as marketing, logistics, finance and e-commerce, so as to tap the potentials in the market and improve the operating capability of the Company; it will devote further efforts to develop the market of products with high added value so as to guide the industrial restructuring and transformational development of the Company; meanwhile, it will further consummate the price management system of the Company, make innovation in the management of marketing and procurement, and enhance its market influence and leading position; it will give free rein to platform and brand advantages of the Company and make new breakthrough in the international trading segment and it will further improve its competitiveness in intensive operation from the perspective of procurement management, press ahead strategic cooperation and build up new competitive advantages of the Company; in addition, the Company will speed up the integration of logistics resources, improve logistics operation mechanism and management mode, improve working efficiency, put efforts in business expansion, strengthen the capabilities for internal cost reduction and profitability.

2016 ANNUAL REPORT 47

Chairman's Statement (Continued)

5.
Continuing to utilize the combined driving effects of investment and the technology to improve the core competitiveness of the Company. In terms of investment projects, the Company will seek a favorable pattern of "sufficient projects in operation, under construction and in pipeline". In addition, it will emphasize economic benefits for projects in operation, focus on the progress for projects under construction and highlight preparations for the projects in pipeline. The Company follow the assessment, rewards and penalty mechanism of the project principal to assure the completion of Inner Mongolia Huayun New Materials Project (內蒙古華雲新材料項目) and Relocation of Industries from City Urban Area to Industrial Parks conducted by Guizhou Light Alloy New Materials (貴州輕合金新材料退城進園項目) during the year. In terms of scientific and technological innovation, the Company will devote more efforts on the key points such as guarantee of ore resources and enhancement of ore utilization, energy conservation and environment protection, quality improvement and consumption reduction, industrial upgrade as well as the development of new products. It will adopt flexible operation mechanism for research and development projects, promote the demonstration projects of new technology industrialization and accelerate the transformation and application of the scientific and technological achievements. Furthermore, in close allusion to the integration of intelligent manufacturing and management, it will spare no effort to carry forward the construction of the integrated platform for the production and management based on the intelligent production and energy management of the enterprises and progressively deepen the application of information technology to the management, production and operation of the Company, thus providing technological support for the transformation and upgrade as well as improvement of quality and efficiency of the Company.

6.
Fully leveraging on the capital market and increasing profits through capital operation. The Company will make full use of the capital market and carry out joint-capital cooperation through assets and equity consolidation, and other approaches, which will control investment risks by dint of sharing both risks and benefits together with the investors. The Company will continue to avail itself of the "bringing in and going out" strategy to consolidate the favourable image of the Company in the capital market through the roadshows and the reverse roadshows, thus increasing the value of the Company. Moreover, the Company will make the best of its preponderant position arising from its listing status in Shanghai, Hong Kong and New York, capitalize on the capital and debenture market channels both abroad and at home and leverage on regional financial and economic platforms to expand the financing channels effectively, fully utilize the existing cash and aim to enhance its economic benefits through both the capital operation and fund utilization.

48 ALUMINUM CORPORATION OF CHINA LIMITED

Chairman's Statement (Continued)

7.
Persisting in the comprehensive implementation of precise management and making innovation in the comprehensive energy management. The Company will comprehensively boost the precise management and further consolidate the foundation to turn around and extricate from the plight of loss by establishing the three major precise management platforms for the project-based improvement, for all-involvement innovation and for reinforcing basic management. In particular, the Company will shore up the weak spots of value chain and improve the performance by virtue of project-based improvement; inspire the pragmatic and entrepreneurial passion of the employees and foster new-type of team through the all-involvement innovation and benefit-making initiatives; and constantly level up the basic management standards by unremittingly strengthening the on-site management step by step. Meanwhile, the Company will strive to make innovation in the comprehensive energy management and include all the electricity consumption of electrolytic aluminum and alumina enterprises and the wind resources, gasoline and water used for the production of enterprises into the energy management system with a view to effectuating the full coverage of energy management and the all-round reduction of cost and consumption.

8.
Optimizing legal and regulatory system, preventing all-dimensional operating risks. The Company will comprehensively fulfill the goals of legitimate audit ratio of 100% (三項法律審核), under which legal personnel preliminarily participated in major projects and decisions and monitored subsequent whole process, Furthermore, it intensified legal management by regulating legal contracts and documents, establishing regional law centers, and all contracts were required to be reviewed by legal personnel. It also strengthened internal audit, strictly implemented internal control and enhanced high-risk business management, eliminated management loopholes and prevented possible dangers, through unannounced inspection and separate inspection.

Yu Dehui
Chairman
Beijing, the PRC
23 March 2017
2016 ANNUAL REPORT 49

Management's Discussion and Analysis of Financial Position and Results of Operations
DEVELOPMENT STRATEGY AND MODEL
The Company is committed to sustaining its leadership in the domestic market. By accelerating transformation and upgrading and in-depth structural adjustment, it aims to optimize its business structure and strategic layout and remarkably enhance its assets quality and profitability, thus making itself with global competitiveness.
The Company insists on extending the industrial chain and developing the high-end of the value chain. It has established the general direction of "scientifically consolidating upstream businesses, optimizing and adjusting midstream businesses and expanding into downstream businesses." Adhering to the guideline of strict corporate governance and giving top priorities to improving quality and efficiency and enhancing competitiveness, the Company will continue to deepen reforms to spur growth momentum and improve its management standards through problem-oriented practices. Meanwhile, the Company will continue to optimize the distribution of its operations, speed up business transformation and upgrade and increase the added value of its products through technological innovations. Furthermore, it will insist on capital operation and spend more efforts in operation to increase efficiency, and strengthens risk management and control to secure safety and stability. In addition, it will significantly improve asset quality and profitability, increase international cooperation in production capacity and enhance its operation capacity as a global player, thereby building itself into a top notch multi-national corporation with innovation capability and international competitiveness in the world.
The following discussions should be read together with the financial information of the Group and its notes included in this results report and other sections.
BUSINESS SEGMENTS
The Group principally engages in the exploration and mining of bauxite, coal and other resources; the production, sales and technical development of alumina, primary aluminum and aluminum alloy products; international trading, logistics services, as well as electricity generation from coal and new energy. Business segments comprise:
Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of multi-form alumina and metal gallium.
50 ALUMINUM CORPORATION OF CHINA LIMITED

Management's Discussion and Analysis of Financial Position and Results of Operations (Continued)
Primary aluminum segment consists of procuring alumina, other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum, and selling them to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.
Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to the internal manufacture plants and external customers.
Energy segment is mainly engaged in the research, development, production and operation of energy products. The major business consists of coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to the internal manufacturers of the Group and external customers. In terms of sales of power, the Company has public power plants, the power produced by wind power and photovoltaic power are sold to grid companies.
Corporate and other operating segment includes corporate and other aluminum-related research, development, and other activities of the Group.
RESULTS OF OPERATIONS
The Group's net profit attributable to owners of the parent for the year 2016 was RMB402 million, representing an increase of RMB253 million from RMB149 million for the previous year. In 2016, net profit attributable to the Company after excluding gains or losses from non-recurring items improved on a quarterly basis and achieved RMB504 million in the fourth quarter. This was mainly attributable to year-on-year decreases of approximately 12% and 17% in the costs of alumina and electrolytic aluminum products, respectively, as a result of further reduction in production costs thanks to the electricity system reform and the efforts to enhance operation and management.
REVENUE
The Group's revenue for the year 2016 was RMB144,066 million, representing an increase of RMB20,591 million or 16.68% from RMB123,475 million for the same period of the previous year, primarily due to the increase of trading volume of the Group.

2016 ANNUAL REPORT 51

Management's Discussion and Analysis of Financial Position and Results of Operations (Continued)
COST OF SALES
The Group's cost of sales for the year 2016 was RMB133,509 million, representing an increase of RMB12,526 million or 10.35% from RMB120,983 million for the same period of the previous year, primarily due to the increase of trading volume of the Group.
SELLING EXPENSES
The Group's selling expenses for the year 2016 amounted to RMB2,065 million, representing an increase of RMB281 million or 15.75% from RMB1,784 million for the same period of the previous year, mainly due to change of settlement methods for transportation expenses under certain contracts.
ADMINISTRATIVE EXPENSES
The Group's administrative expenses for the year 2016 amounted to RMB3,348 million, representing an increase of RMB1,001 million or 42.65% from RMB2,347 million for the same period of the previous year, mainly attributable to costs incurred for the reposition of certain redundant personnel for the purpose of enhancing productivity.
OTHER GAINS, NET
The Group's other gains for the year 2016 amounted to RMB167 million, representing a decrease of RMB4,857 million or 96.68% from RMB5,024 million for the same period of the previous year, mainly attributable to relatively more gains generated from disposal of property, plant and equipment and land use right, equity interests in Jiaozuo Wanfang and Shanxi Huaxing by the Group in the previous year.
FINANCE COSTS, NET
The Group's net finance costs for the year 2016 amounted to RMB4,189 million, representing a decrease of RMB960 million from RMB5,149 million for the same period of the previous year, mainly due to efforts to reduce "funds occupied by receivables and inventories" to release cash flows, as well as decline in lending rates and adjustment to the size of interest-bearing liabilities.
52 ALUMINUM CORPORATION OF CHINA LIMITED

Management's Discussion and Analysis of Financial Position and Results of Operations (Continued)
SHARE OF PROFITS AND LOSSES OF JOINT VENTURES AND ASSOCIATES
The Group's share of profits and losses of joint ventures and associates for the year 2016 amounted to RMB20 million, representing a decrease of RMB288 million or 93.51% from RMB308 million for the same period of the previous year, mainly due to the decrease in profits and losses of joint ventures and associates.
INCOME TAX EXPENSES/BENEFIT
Income tax expenses for the year 2016 amounted to RMB404 million, representing an increase of RMB634 million from income tax benefit of RMB230 million for the year 2015, mainly due to more income taxes recognized as a result of increase in profit for the year 2016.
HIGHLIGHTS ON OPERATIONS DURING THE REPORTING PERIOD
Alumina Segment
Revenue
The Group's revenue from the alumina segment for the year 2016 was RMB29,805 million, representing a decrease of RMB3,500 million or 10.51% from RMB33,305 million for the same period of the previous year.
Segment Results
The Group's profit before income tax in the alumina segment for the year 2016 was RMB945 million, representing a decrease of RMB966 million from RMB1,911 million for the same period of the previous year, mainly attributable to gains from remeasurement of remaining equity interest in Shanxi Huaxing recognised in 2015 and a decrease of approximately 15% in the price of alumina, partially offset by the decrease of approximately 12% in cost.
Primary Aluminum Segment
Revenue
The Group's revenue from the primary aluminum segment for the year 2016 was RMB34,464 million, representing a decrease of RMB2,509 million or 6.79% from RMB36,973 million for the same period of the previous year.
2016 ANNUAL REPORT 53

Management's Discussion and Analysis of Financial Position and Results of Operations (Continued)
Segment Results
The Group's profit before income tax in the primary aluminum segment for the year 2016 was RMB2,184 million, representing an increase of RMB3,571 million in profit from the loss of RMB1,387 million for the same period of the previous year. This was mainly attributable to a year-on-year decrease of approximately 17% in the costs of primary aluminum products.
Trading Segment
Revenue
The Group's revenue from the trading segment for the year 2016 was RMB114,346 million, representing an increase of RMB20,215 million or 21.48% from RMB94,131 million for the same period of the previous year, mainly attributable to the increase in trading volume.
Segment Results
The Group's profit before income tax in the trading segment for the year 2016 was RMB809 million, representing an increase of RMB2,044 million in profit from the loss of RMB1,235 million for the same period of the previous year. This was mainly attributable to the rising selling prices of products and de-stocking at appropriate time, which contributed to the increase in the profit.
Energy Segment
Revenue
The Group's revenue from the energy segment for the year 2016 was RMB4,520 million, basically flat compared to RMB4,291 million for the same period of the previous year.
Segment Results
The Group's profit before income tax in the energy segment for the year 2016 was RMB33 million, representing an increase of RMB107 million in profit from the loss of RMB74 million for the same period of the previous year, mainly attributable to the gains on disposal of environmental protection business.
54 ALUMINUM CORPORATION OF CHINA LIMITED

Management's Discussion and Analysis of Financial Position and Results of Operations (Continued)
Corporate and Other Operating Segments
Revenue
The Group's revenue from corporate and other operating segments for the year 2016 was RMB504 million, representing an increase of RMB202 million from RMB302 million for the same period of the previous year.
Segment Results
The Group's loss before income tax from corporate and other operating segments for the year 2016 was RMB1,993 million, representing an increase of RMB2,727 million in loss from the profit of RMB734 million for the same period of the previous year, mainly attributable to gains from capital operation earned in the previous year.
STRUCTURE OF ASSETS AND LIABILITIES
Current Assets and Liabilities
As of 31 December 2016, the Group's current assets amounted to RMB66,426 million, representing an increase of RMB1,964 million from RMB64,462 million as of the beginning of the year.
As of 31 December 2016, the Group's cash and cash equivalents amounted to RMB23,808 million, representing an increase of RMB3,052 million from RMB20,756 million as of the beginning of the year.
As of 31 December 2016, the Group's net balance of inventories amounted to RMB17,904 million, representing a decrease of RMB2,437 million from RMB20,341 million as of the beginning of the year, primarily due to an acceleration in the turnover of inventories by the Group.
As of 31 December 2016, the Group's current liabilities amounted to RMB82,945 million, representing an increase of RMB1,138 million from RMB81,807 million as of the beginning of the year.
As of 31 December 2016, the current ratio of the Group was 0.80, representing an increase of 0.01 from 0.79 as of the end of 2015, and the quick ratio was 0.55, representing an increase of 0.06 from 0.49 as at the end of 2015.
2016 ANNUAL REPORT 55

Management's Discussion and Analysis of Financial Position and Results of Operations (Continued)
NON-CURRENT LIABILITIES
As of 31 December 2016, the Group's non-current liabilities amounted to RMB51,545 million, representing a decrease of RMB6,813 million from RMB58,358 million as of the beginning of the year, primarily due to the repayment of interest-bearing liabilities that fell due in the year.
As of 31 December 2016, the debt to asset ratio of the Group was 70.76%, representing a decrease of 2.22 percentage points from 72.98% as of the end of 2015.
MEASUREMENT OF FAIR VALUE
The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except that financial assets and liabilities at fair value through profit or loss and equity investments in listed company classified as available-for-sale financial assets are accounted at fair value, others are stated at historical cost.
As of 31 December 2016, the Group's financial assets at fair value through profit or loss increased by RMB53 million as compared with the end of 2015, which was recognised as gain from fair value changes. The Group's financial liabilities at fair value through profit or loss decreased by RMB158 million as compared with the end of 2015, of which RMB102 million was recognised as gain from fair value changes.
PROVISION FOR INVENTORY IMPAIRMENT
As of 31 December 2016, the Group assessed the net realizable value of its inventories. For the inventory relevant to aluminum products, the assessment was made on the net realizable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventory and the influence of events subsequent to the balance sheet date. For the inventory held by the energy segment, the Group unanimously calculated with the most recent market price.
56 ALUMINUM CORPORATION OF CHINA LIMITED

Management's Discussion and Analysis of Financial Position and Results of Operations (Continued)
As of 31 December 2016, the balance of provision for impairment of inventories held by the Group was RMB708 million, representing a decrease of RMB1,662 million as compared with RMB2,370 million as of the end of 2015.
The Group has always adopted the same approach to determine the net realizable value of its inventories and the provision for inventory impairment on a consistent basis for the relevant accounting policy.
CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS
As of 31 December 2016, the Group's project investment expenditures (excluding equity investments) amounted to RMB8,742 million, which mainly consisted of investments in energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.
As of 31 December 2016, the Group's contracted but not provided capital commitment to fixed-asset investment amounted to RMB7,595 million.
As of 31 December 2016, the Group's investment undertakings to joint ventures and associates amounted to RMB1,019 million, comprised of the capital contributions of RMB370 million to Chalco Mineral Resources Co. Ltd. (中鋁礦產資源有限公司), RMB320 million to Huaneng Ningxia Energy Co., Ltd. (華能寧夏能源有限公司), RMB97 million to Ningxia Yinxing Power Co., Ltd. (寧夏銀星發電有限責任公司), RMB168 million to Guangxi Hualei New Material Co., Ltd. (廣西華磊新材料有限公司), RMB14 million to Shaaxi Regional Electric Power Dingbian Energy Co., Ltd.(陝西省地方電力定邊能源有限公司), RMB22 million to Guangxi Huazhong Cement Co., Ltd (廣西華眾水泥有限責任公司), and RMB28 million to Shanxi Chalco Taiyue New Materials Co., Ltd. (山西中鋁太嶽新材料有限公司), respectively.
CASH AND CASH EQUIVALENTS
As of 31 December 2016, the Group's cash and cash equivalents amounted to RMB23,808 million.
CASH FLOWS FROM OPERATING ACTIVITIES
For the year 2016, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB11,519 million, representing an increase of RM4,222 million from RMB7,297 million of net cash inflows for the same period last year, mainly attributable to the increase in operating profit and cash flows from cutdown of inventories.
2016 ANNUAL REPORT 57

Management's Discussion and Analysis of Financial Position and Results of Operations (Continued)
CASH FLOWS FROM INVESTING ACTIVITIES
For the year 2016, the Group's cash flows generated from investing activities were net cash outflows amounting to RMB4,997 million, representing an increase of RMB7,390 million in net cash outflows from RMB2,393 million of net cash inflows for the same period last year. This was mainly attributable to a cash consideration paid for business combinations under common control this year and a cash inflows generated from disposal of equity interests in Shanxi Huaxing Alumina Co., Ltd.(山西華興鋁業有限公司) and Jiaozuo Wanfang and redemption of principal-protected financial products from banks in the same period last year.
CASH FLOWS FROM FINANCING ACTIVITIES
For the year 2016, the Group's cash flows generated from financing activities were net cash outflows amounting to RMB3,661 million, representing a decrease of RMB1,765 million in net cash outflows from RMB5,426 million of net cash outflows for the same period last year, mainly attributable to repayment of a larger amount of interest-bearing debts by the Group in the same period last year.

58 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board
The Board hereby submits the Report of the Board together with the audited financial statements for the year ended 31 December 2016.
PRINCIPAL ACTIVITIES
The Group is a leading enterprise in non-ferrous metal industry in China. In terms of comprehensive strength, the Group ranked among the top enterprises in global aluminum industry. The Group is currently the only large manufacturer and operator in aluminum industry in China with integration of exploration and mining of bauxite, coal and other resources; production, sales and technical research of alumina, primary aluminum and aluminum alloy products; international trading and logistics services, as well as electricity generation from coal and new energy.
BUSINESS REVIEW
Statements about the business review and future business development of the Group are set out in the section headed "Chairman's Statement". The section headed "Management's Discussion and Analysis of Financial Position and Results of Operations" gives an analysis of the financial and operational conditions of the Group using financial key indicators. Details of compliance with relevant laws and regulations that have a significant impact on the Group are set out in sections headed "Report of the Board" and "Report on Corporate Governance and Internal Control".
The Company will actively adopt various measures to avoid all types of operating risks in the course of production and operations. However, risk factors associated with the changing economy, market, competition and social environment at home and abroad may adversely affect the business, financial position and operating results of the Company, which mainly include:

1.	Competition Risks in the Industry

It demonstrates an imbalanced output and market supply in aluminum industry which cannot mitigate in a short term, and fierce market competition pose relatively substantial challenges to the Company in its operation.

To cope with the risk, the Company keeps carrying out special actions to improve quality and efficiency, deepen meticulous management, strengthen the efforts of marketing, accelerate restructuring, transformation and upgrading, enhance the market competitiveness of products and the Company's comprehensive capability. Furthermore, the Company continues to intensify analysis to macro-economy, industry policies as well as the situations of its counterparties in order to promptly formulate and adjust its corresponding countermeasures.

2016 ANNUAL REPORT 59

Report of the Board (Continued)

2.	Safety and Environmental Risks

Stringent requirements in relation to safe production and environmental protection ability for a company have been stipulated in the Production Safety Law of People's Republic of China and the Environmental Protection Law of People's Republic of China, As the Company's production and operations involve coal and non-coal mines, construction, chemicals and other high-risk activities, any safety or environmental accident will inflict huge losses on the reputation and assets of the Company.

To cope with the risk, the Company keeps improving management rules, assigns responsibilities and further strengthens supervision and examination in terms of safety and environmental protection. It screens relevant hazards, takes preventive measures; constantly increases awareness among enterprises and all employees in the aspects of on-site management and safety and environmental protection management by providing more training courses. It also allocates more funds with a view to upgrade and reconstruct technology and equipment, constantly promotes energy saving and reduction of emissions.

3.	Economic Environment Risks

Affected by current macro-economy and policies at home and abroad, the business of the non-ferrous metal sector where the Company operates exits many risks and uncertainties.

To cope with such risks, the Company made thorough research and analysis on macro-economy, government policies, industrial development, intensified market analysis and judgement and adopted corresponding actions against potential risks. It accelerated restructuring, transformation and upgrading, thus cultivating new profit growth and enhancing its comprehensive competitiveness and anti-risk capabilities.

60 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board (Continued)

4.	Market Price Risks

The Company expects that there will be long-term sharp fluctuations for aluminum products, and its certain raw and auxiliary materials are relatively concentrated which has a material and potential impact on the Company's financial position and operating results.

To cope with the risk, the Company intensifies prudent judgement on the market, fully brings about the effect of supervision and control over market price risk and alert thereof, continuously improves its risk control capability in market price; speeds up its auxiliary mines construction and develops auxiliary power generation business, optimizes purchase models, constantly strengthens production costs and expenses control, reasonably makes use of financial derivatives and enhances interaction between futures and spot commodities.

5.	Cash Flow Risks

Although the gearing ratios of the Company have apparently improved, but they remain relatively high with weak products profitability. The Company has taken various measure to reduce capital expenditure and costs and expenses, but it may still fail to avoid a shortfall in cash inflow, which may materially affect the Company's financial situation.

To cope with the risk, the Company intensifies the concentration control over funds, keeps perfecting the monitoring and control mechanism of cash flows risk indicators, innovates in funds management and control. The Company monitors in real time the capital structure, debt structure, costs for fundraising, uses of funds and return of funds. It strengthens budget management, manages funds from the source, avoids large-amount or accidental expenditure out of the budget, keeps optimizes mechanism of funds using responsibility and appraisal, enhances awareness of funds costs at all levels of person-in-charge and all staff.

2016 ANNUAL REPORT 61

Report of the Board (Continued)

6.	Interest Rate Risks

As the Company has a relatively large amount of debts, changes in interest rates will increase uncertainties in the Company's financing costs, which may in turn affect the Company's business objectives.

To cope with the risk, the Company strengthened analysis and research in the trend of interest rate. It proactively expanded financing channels, innovated in financing methods so as to reduce financing costs and optimize financing structure. It also put tremendous efforts in reduction of the accounts receivables, inventory which reduced occupying of funds.

7.	Risks Arising from Financial Derivatives

The obvious fluctuations of the products of the Company call for the increasing use of financial derivative instruments (hedging) to address the risks of market price fluctuations. Accordingly, lack of timely funding to maintain hedging positions, exchange rate changes, and relevant personnel's failure to fulfill their confidentiality obligations, may materially affect the Company's financial position and operating results.

To cope with such risks, the Company strengthens analysis on the market conditions, keeps improving its ability to study and judge developments of product prices, and adopts timely measures based on its analysis on potential risks in macro economy and relevant markets and inside the Company. Furthermore, the Company constantly optimizes its management measures on commodity futures to avoid any non-compliance relating to the operation of futures and strengthens personnel training to build a management team for operation of futures.

62 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board (Continued)
SOCIAL RESPONSIBILITY AND ENVIRONMENTAL PROTECTION
In accordance with the requirements of the ISO26000 international guidance standard on social responsibility, the Global Compact Initiative and SASAC's Guidance on Social Responsibility of Central Government-owned Enterprises (《關於中央企業履行社會責任的指導意見》), the Company has worked out strategic objectives that are in line with its requirement for sustainable development and continuously improved its responsibility management system, which enabled the Company to effectively manage any impact on stakeholders and maximize the comprehensive value of corporate, society and environment in the course of its operation of business.
The Company has established a complete management system for corporate social responsibility (CSR) and set up a CSR leadership team with the Chairman of the Board as the team leader and the president of the Company as social responsibility management representative. The CSR leadership team, serving as the top management and coordinating body for CSR of the Company, is responsible for deliberating CSR strategic planning, developing CSR policy and constructing the CSR management and advancement systems, releasing CSR reports and reviewing and overseeing the implementation of CSR plans. A CSR office of the CSR leadership team, which was set up to handle day-to-day work and affairs in relation to CSR, is responsible for implementing the resolutions of the CSR leadership team, drafting CSR planning and work plans, providing CSR trainings, coordinating CSR-related tasks, daily management of CSR tasks, preparing and releasing CSR reports, conducting research on CSR theories and practices and strengthening communication with stakeholders. Meanwhile, the subsidiaries of the Company have their own CSR leadership teams and offices to take charge of their respective CSR activities.
The Company always fulfilled its social responsibilities in a proactive and voluntary manner, and made huge efforts in guarantee of employees' interests, environmental protection, poverty alleviation and public welfare.
The Company always regards employees as its most valuable resources and assets. It is the Company's belief that protecting employees' interests and enhancing employees' well-being will pave the way for fulfilling its social responsibilities and achieving sustainable development. Furthermore, the Company insists on people-oriented concepts, respecting the employees and providing them with opportunities to make achievements, and creating a "sunny, honest, simple and inclusive" work atmosphere.
2016 ANNUAL REPORT 63

Report of the Board (Continued)
The Company attaches great importance to occupational health and safety (OHS) protection, aiming at creating a sound working environment for its employees. The Company believes that it is important to prevent OHS hazards from the source, thus extra efforts are put in supervision and inspection as well as OHS publicity and trainings. Through improving relevant rules and systems, equipping its employees with labor tools and protection articles that meet national safety standards or industry standards, providing OHS on-the-job trainings and other measures, the Company empowers its employees to take the initiative in preventing and controlling occupational diseases, and effectively boosts their protection skills and self-protection awareness. Meanwhile, the Company continuously improves the work conditions at construction and operating sites in a bid to prevent, control and eliminate occupational hazards. The Company also regularly monitors occupational hazardous factors such as dust, noise, poison and other factors that may have serious occupational hazards, thereby providing a basis for assessment and management of occupational hazards.
The Company always upholds the principle of respecting employees and equal employment. It follows a non-discriminatory labor policy by treating all employees fairly and equally regardless of their nationality, race, gender, religious beliefs and cultural background, and insists on equal pay for equal work. The Company insists on ensuring equal employment opportunities to the disabled, women and other disadvantaged groups. Moreover, the Company strives to create jobs for the community, and aligns its development with the stability of employment and the protection of employees' interests. Through continuous improvement in labor employment and income distribution systems, the Company aims to strengthen labor management, regulate employment activities and determine reasonable distribution of income.
The Company emphasizes talents training and succession, and focuses on fostering the core personnel and improving the quality of its employees. It has developed professional training programmes including benchmarking management, professional positions and talents reserve. Through providing training courses to employees of different positions, the Company aims to secure talents for the operation and development of the Company, and achieve a virtuous circle of joint progress and development together its employees.
64 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board (Continued)
The Company proactively participates in social welfare undertakings to build the favourable image as a corporate citizen. In 2016, a total of RMB8.05 million was used for poverty alleviation and donations, particulars of which are as follows:

Recipient of poverty alleviation and donations	Nature	Amount
		(RMB0'000)

Zhag'yab County, Tibet Autonomous Region	Fixed-point poverty alleviation	300.00
Zhag'yab County, Tibet Autonomous Region	Fixed-point poverty alleviation	300.00
Haiyan County, Qinghai Province	Fixed-point poverty alleviation	150.00
Dawu Village, Dahua Yao Autonomous County, Guangxi Zhuang Autonomous Region	Fixed-point poverty alleviation	31.00
Donations to environmental protection, cultural and sports, medical and health, the disabled and other public welfare undertakings and charities	Donation	24.00
The Company insists on environmentally-friendly and resource-saving practices and upholds the ideas of green and ecological development. Meanwhile, it constantly promotes energy conservation and emission reduction and carries out safe, eco-friendly, healthy and clean production. Further, it intensifies efforts in the development of low-carbon economy and endeavors to achieve sustainable utilization of resources.
In 2016, major efforts made by the Company on environmental protection are set out below:

1.
Developed the Key Tasks on Production Safety and Environmental Protection of Aluminum Corporation of China Limited for 2016, which aims to ensure that the responsibilities on production safety and environmental protection are specifically allocated and relevant responsibility performance is considered in assessment through subdividing and assigning work targets by level to enterprises and departments who are required to sign safety responsibility undertakings or commitments.

2.
Developed the Working Rules of the Ocupational Health, Safety and Environment Committee of Aluminum Corporation of China Limited, further clarifying the roles and rules of procedure of the committee and thus providing assurance for the committee to perform its functions.

2016 ANNUAL REPORT 65

Report of the Board (Continued)

3.
Engaged experts from China Quality Certification Centre to provide trainings on quality control and new environmental management system standards for management personnel of its subsidiaries who are responsible for the implementation of the three management systems.

4.
Carried out special actions to enhance site management for three consecutive years and conducted in-depth checks to identify and address various potential hazards, treating them actively by emphasising rectification and implementation. Through these efforts, workplace conditions of each entity were improved significantly, and the Company's on-site management and safety and environmental management standard were effectively elevated.

5.
Carried out safety and environmental checks to strengthened supervision. In addition to routine checks, two company-wide major safety and environmental checks on production sites were carried out by a team led by the leaders of the Company to supervise, inspect and guide the work on safety and environmental protection and to coordinate and address important issues, which elevated employees' awareness on safety and environmental protection.

6.
Increased investment in safety and environmental protection to ensure compliance with relevant laws and regulations. The Company made special arrangements for ultra-low emission transformation of 18 boilers of seven subordinate enterprises, thus accomplishing ultra-low emissions and green operation ahead of schedules. At Baotou Aluminum Company Ltd. (包頭鋁業有限公司), a production line with an annual processing capacity of 10,000 tonnes was constructed for harmless disposal of electrolyzer linings dismantled during major overhauls, thereby reducing the risks associated with storage of hazardous waste. At the Liancheng branch of China Aluminum (中國鋁業連城分公司), the rainwater and sewage separation and sewage treatment facilities were transformed and upgraded to effectively reduce the risk of water pollution.

For further information on CSR and environmental protection of the Company, please refer to the Environmental, Social and Governance Report of Aluminum Corporation of China Limited separately disclosed by the Company.
FINANCIAL SUMMARY
The results of the Group for the year ended 31 December 2016 are set out in the consolidated statement of comprehensive income on pages 145 to 146. A five-year financial summary of the Group is set out on pages 9 to 11.
66 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board (Continued)
DIVIDEND
The Board did not recommend any distribution or payment of final dividend for the year ended 31 December 2016. Total dividends paid during the preceding two years are as follows:

	2016	2015

Total dividends paid: (RMB million)	Nil	Nil
Percentage to profits attributable to holders of the interests of the Company: (%)	Nil	Nil
SHARE CAPITAL
Details of the share capital of the Company are set out in note 17 to the financial statements.
DEBENTURES
In order to meet its capital expenditure needs and replenish its working capital, the debentures issued by the Company in 2016 are as follows:

Name	Amount	Interest start date	Maturity date	Issuing rate
	(RMB'00 million)			(%)

2016 Chalco SCP001 super short-term commercial paper	15	2016-05-27	2017-02-20	3.98
2016 Chalco SCP002 super short-term commercial paper	30	2016-07-29	2017-01-24	3.73
2016 Chalco SCP003 super short-term commercial paper	30	2016-08-10	2017-05-07	3.55
2016 Chalco Ningxia CP001 short-term commercial paper	4	2016-04-08	2017-04-08	4.13
2016 Chalco 01 corporate bonds	32.15	2016-09-23	2019-09-23	4.90
2016 Senior perpetual capital securities	USD500 million	2016-11-07	5+N	4.25
Details of debentures of the Group are set out in note 19 and note 40 to the financial statements.
2016 ANNUAL REPORT 67

Report of the Board (Continued)
RESERVES
Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on page 147 to 148 and note 45 to the financial statements, respectively.
PROPERTY, PLANT AND EQUIPMENT
Details of the movements in property, plant and equipment of the Group are set out in note 6 to the financial statements.
DISTRIBUTABLE RESERVES
Pursuant to Article 184 of the articles of association of the Company (the "Articles of Association"), where there are differences between the PRC accounting standards and the International Financial Report Standards, the distributable reserves for the relevant period shall be the lesser of the amounts shown in the two different financial statements. As such, as of 31 December 2016, the Company had no distributable reserves.
USE OF PROCEEDS
In June 2015, the Company successfully issued 1,379,310,344 A shares by way of non-public issuance, raising total proceeds of RMB7,999,999,995.20 and net proceeds of RMB7,897,472,064.17 after deduction of all issuance expenses amounting to RMB102,527,931.03. The proceeds were used in the Chalco Xing County alumina project (興縣氧化鋁項目) and the Bayer Ore-dressing Process expansion construction project of Chalco Zhongzhou Branch (中州分公司選礦拜耳法系統擴建項目) and for replenishment of working capital.
In order to facilitate the projects funded by the raised proceeds in an effective manner, the Company had made initial investments to the projects before the proceeds were in place. As of May 31, 2015, the Company had made an actual investment of RMB7,214,230,000 in advance in the projects funded by the raised proceeds by utilizing its self-raised funds. On June 25, 2015, the proposal in relation to the utilization of RMB5,909,930,000 of proceeds raised from the non-public issuance to replace the self-raised funds invested in the projects funded by the raised proceeds in advance was considered and approved at the 19th meeting of the fifth session of the Board, among which, RMB4,609.93 million of self-raised funds invested in Chalco Xing County alumina project in advance and RMB1,300.00 million of self-raised funds invested in the Bayer Ore-dressing Process expansion construction project of Chalco Zhongzhou Branch in advance would be replaced by the raised proceeds.
68 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board (Continued)
On 25 November 2015, the disposal of 50% equity interest in Shanxi Huaxing Alumina Co., Ltd. (山西華興鋁業有限公司) ("Shanxi Huaxing", a company in charge of the operation of the Xing County alumina project of the Company) by way of public tender was considered and approved at the 25th meeting of the fifth session of the Board. On 24 December 2015, Shenzhen CR Yuanta Asset Management Co., Ltd. (深圳華潤元大資產管理有限公司) ("Shenzhen CR Yuanta") won the tender for acquisition of the equity interest at the final bidding price of RMB2,351,478,800. Pursuant to a resolution passed at the 2015 second general meeting of the Company held on 29 December 2015, the proceeds raised from the disposal of the equity interests in Shanxi Huaxing would be used for permanent replenishment of liquidity required for the operation of the Company.
On 29 December 2015, Shenzhen CR Yuanta paid the first instalment of RMB705,443,640 of the consideration for acquisition of the 50% equity interest in Shanxi Huaxing, representing 30% of the consideration. After that, Shenzhen CR Yuanta transferred its 50% equity interest in Shanxi Huaxing to Baotou Transportation Investment Group Co., Ltd. (包頭交通投資集團有限公司) ("Baotou Investment"), and Baotou Investment agreed to pay the outstanding consideration of RMB1,646,035,160 payable to the Company in connection with the acquisition of the equity interest in Shanxi Huaxing. On 16 March 2017, the remaining consideration was paid by Baotou Investment to the Company.
As of 31 December 2016, particulars on the use of the proceeds are shown in the table below:

		Unit: RMB0'000

Total proceeds	789,747	Aggregate amount of proceeds utilised in the year	0
Total amount of proceeds used for other purposes	–	Accumulative total amount of proceeds utilised	789,747
Percentage of total amount of proceeds used for other purposes	–
2016 ANNUAL REPORT 69

Report of the Board (Continued)
Unit: RMB0'000

Committed investment project	Project changed, including partial change (if any	)	Committed investment amount	Investment amount after adjustment	Commitment amount as of the end of the period	Amount invested in the year	Accumulative investment amount as of the end of the period	Difference between accumulative investment and commitment amount as of the end of the period	Investment progress as of the end of the period		Time when the project got ready for its intended use	Revenue generated in the year	Whether achieving the expected revenue or not	Whether or not any significant change in the feasibility of the project
								(Note 2)	(%	)

Chalco Xing County alumina project (Note 1)	No		470,000	460,993	460,993	0	460,993	0	100		2014	N/A	N/A	No
Bayer Ore-dressing Process expansion construction project of Chalco Zhongzhou Branch	No		130,000	130,000	130,000	0	130,000	0	100		2014	N/A	N/A	No
Replenishment of working capital	No		200,000	198,754	198,754	0	198,754	0	100		N/A	N/A	N/A	No

Total			800,000	789,747	789,747	0	789,747	0
Utilisation of idle proceeds for temporary replenishment of working capital				Nil
Utilisation of idle proceeds for cash management by investing in financial products				Nil
Utilisation of excess proceeds for permanent replenishment of working capital or repayment of bank loans				N/A
Balance of the proceeds and the reasons therefor (Note 3)
All of the balances in the amount of RMB1,791,400, RMB4,885,500 and RMB1,182,400 in the designated accounts for the proceeds to be invested in the Chalco Xing County alumina project and the Bayer Ore-dressing Process expansion construction project of Chalco Zhongzhou Branch and used for replenishment of working capital, respectively, are interest income available to be used for replenishing working capital when necessary.

Other uses of the proceeds				Nil

Note 1:
On 29 December 2015, the 2015 second extraordinary general meeting of the Company approved the disposal of the 50% equity interest in Shanxi Huaxing and the use of proceeds therefrom for permanent replenishment of working capital. Therefore, the consideration in the amount of RMB2,351,478,800 received from the disposal of the 50% equity interest in Shanxi Huaxing would be all used for permanent replenishment of the working capital of the Company.

Note 2:
The difference between the amount of proceeds used in the Chalco Xing County alumina project and for replenishment of working capital and the total committed investment amount was used to pay underwriting fees.

Note 3:
As at the date of this report, all of the balance in the designated account for the proceeds will be used for replenishment of working capital of the Company. The Company proposes to transfer all capital out of the designated account for the proceeds and cancel such account by 30 June 2017.

70 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board (Continued)
USE OF FUND OTHER THAN PROCEEDS
During the year, the uses of non-proceeds are set out as follows:

1.
The bauxite mining project of Zhongzhou at Duancun-Leigou (中州段村 – 雷溝鋁土礦開採工程): Investment in project construction amounted to RMB1,358 million, and by the end of 2016, an aggregate of RMB1,079 million of capital expenditure had been incurred. In November 2016, the project was ready for mining operation and commenced trial production, creating an additional production capacity of 1,600,000 tonnes of bauxite per annum.

2.
The underground mining project of 0–24 line in Guizhou Maochang Mine (貴州貓場礦0–24地下開採工程): Investment in project construction amounted to RMB787 million, and by the end of 2016, an aggregate of RMB714 million of capital expenditure had been incurred. The project was completed and commenced trial production in June 2016, creating an additional production capacity of 1,200,000 tonnes of bauxite per annum.

3.
The 500,000-tonne aluminum alloy product structure adjustment, upgrade and technical innovation project of Inner Mongolia Huayun (內蒙古華雲50萬噸鋁合金產品結構調整升級技術改造項目): Investment in project construction amounted to RMB5,911 million, and by the end of 2016, an aggregate of RMB2,200 million of capital expenditure had been incurred. The first batch of electrolytic cells of the project is expected to put into production in August 2017, which will bring an additional production capacity of 500,000 tonnes of electrolysis aluminum per annum.

PRE-EMPTIVE RIGHTS
Pursuant to the Articles of Association and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.
DONATIONS
The Group had donated approximately RMB8.05 million during the year (2015: approximately RMB8.57 million).
2016 ANNUAL REPORT 71

Report of the Board (Continued)
LITIGATION AND CONTINGENT LIABILITIES

(a)	Litigation
There was no significant litigation pending during the year which was required to be disclosed.

(b)	Contingent Liabilities
There were no significant contingent liabilities during the year which were required to be disclosed.
DIRECTORS AND SUPERVISORS
The Board and Supervisory Committee of the Company comprise:
Executive Directors

Ge Honglin	Appointed on 26 February 2015, resigned on 16 February 2016
Ao Hong	Re-appointed on 28 June 2016
Liu Xiangmin	Re-appointed on 27 June 2013 and retired on 28 June 2016
Lu Dongliang	Appointed on 28 June 2016
Jiang Yinggang	Re-appointed on 28 June 2016
Non-executive Directors

Yu Dehui	Re-appointed on 28 June 2016
Liu Caiming	Re-appointed on 28 June 2016
Wang Jun	Re-appointed on 28 June 2016

Independent Non-executive Directors

Chen Lijie	Re-appointed on 28 June 2016
Hu Shihai	Re-appointed on 28 June 2016
Lie-A-Cheong Tai Chong,David	Re-appointed on 28 June 2016
72 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board (Continued)
Supervisors

Zhao Zhao	Appointed on 27 June 2013 and retired on 28 June 2016
Liu Xiangmin	Appointed on 28 June 2016
Yuan Li	Re-appointed on 27 June 2013 and retired on 28 June 2016
Wang Jun	Re-appointed on 28 June 2016
Wu Zuoming	Appointed on 28 June 2016
Profiles of the current Directors and Supervisors are set out on pages 18 to 22.
DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS AND REMUNERATION
Pursuant to Articles 104 and 145 of the Articles of Association, the term of office for a Director or a Supervisor is three years, subject to re-election. Each Director and Supervisor has therefore entered into a service contract with the Company for a term of three years, but such service contracts are not terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remunerations and remunerations of the five highest paid individuals are set out in note 30 to the financial statements. For the year ended 31 December 2016, there were no arrangements under which any Director or Supervisor of the Company had waived or agreed to waive any remuneration.
PERMITTED INDEMNITY PROVISIONS
As at 31 December 2016, all Directors, Supervisors and other senior management of the Company were covered under the liability insurance purchased by the Company for them.
2016 ANNUAL REPORT 73

Report of the Board (Continued)
INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS
As of 31 December 2016, following Director and Supervisor of the Company were interested in the Shares of the Company:

Name	Position in the Company	Number of A Shares of the Company held as personal interests	Capacity	Percentage in relevant class of issued share capital	Percentage in total issued share capital

Jiang Yinggang	Executive Director	10,000	Beneficial owner	0.000091%	0.000067%
Zhao Zhao	Chairman of the Supervisory Committee (resigned)	5,100	Beneficial owner	0.000047%	0.000034%
Save as disclosed above, as of 31 December 2016, none of the Directors, Chief Executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").
During the year ended 31 December 2016, none of the Directors, Chief Executive, Supervisors, senior management or their respective spouses or children under the age of eighteen was granted any right to acquire shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).
74 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board (Continued)
INTERESTS OF DIRECTORS AND SUPERVISORS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS
For the year ended 31 December 2016, none of the Directors or Supervisors or entities connected to such Directors or Supervisors was materially interested, either directly or indirectly, in any transaction, arrangement or contract of significance to which the Company or any of its subsidiaries was a party.
EMPLOYEES AND PENSION SCHEMES
As of 31 December 2016, the Group had 65,755 employees. The remuneration of the employees includes the salaries, bonuses, subsidies, allowances and medical care, housing subsidies, maternity, unemployment, occupational injury, retirement pension and other benefits.
In accordance with applicable PRC regulations, the Company has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Company's plants is required to contribute a percentage of its employees' salaries, bonuses and various allowances to the retirement pension fund. The percentage of the contribution in the employees' salaries is around 20%.
The Company keeps in close touch with employees and provides them with fair working environment. In addition, the Company emphasizes the professional development of employees and provides them with various training opportunities including internal trainings and courses offered by professional organizations, so as to keep them abreast of the latest development in the market, industry and various businesses.
REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES
The Company did not redeem any of its shares during 2016. Neither the Company nor any of its subsidiaries purchased or sold any of its listed securities during 2016.
MANAGEMENT CONTRACTS
No contract concerning the management or administration of the whole or any substantial part of the business of the Company was entered into or subsisted during the year.
2016 ANNUAL REPORT 75

Report of the Board (Continued)
MAJOR CUSTOMERS AND SUPPLIERS

1.	Major Customers

The Company always puts customers first. Through enhancing in-depth communication with customers to understand their needs, the Company is committed to providing customers with quality and efficient products and services, while improving customer satisfaction by adopting multiple ways to consolidate its relationship with customers. The Company has in place a sound quality management system to ensure the quality and reliability of its products, and a multi-channel communication mechanism to promote its products and understand customers' needs while maintaining close contact with customers and enhancing customer service experience. Furthermore, after-sales services are improved through the establishment of a mechanism for receiving and addressing consumer complaints as well as customer satisfaction surveys. On the other hand, the Company regards facilitating the development of its customers as a key goal of serving customers. To cope with a changing market environment together with customers, the Company strives to get an in-depth understanding of customer needs and develop compatible products jointly with its customers based on their respective fields. Through continuous improvement in product technology to meet customer needs, the Company is able to achieve common development with its customers while securing sales growth.

The Company's main products are alumina and primary aluminum. The Company's major customers are, in respect of alumina, domestic electrolytic aluminum enterprises and in respect of primary aluminum, domestic aluminum fabrication enterprises and distributors.

The Company sells alumina products to customers mainly through long-term sales agreements and spot market sales. The Company sells self-produced alumina and certain alumina products sourced from external suppliers to its customers under long-term sales agreements with a term ranging from one to three years. Such long-term sales agreements usually specify annual or monthly sales quantities, quality standards, pricing policies and payment terms for the alumina sold. The selling prices for alumina sold on the spot market are determined by the Company by taking into account (i) global and domestic supply and demand; (ii) price of imported alumina and import-related expenses; (iii) international and domestic transportation costs; and (iv) the Company's short- and medium-term forecast for alumina prices.

76 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Board (Continued)

The Company sells primary aluminum products to customers mainly through the following ways: (i) sales agreements, which are entered into between the Company and its customers that have long-standing business relationship with it, generally with a term of one year and selling prices determined based on the prices quoted on the Shanghai Futures Exchange and prevailing market prices; (ii) futures contracts ranging from one to twelfth months on the Shanghai Futures Exchange; and (iii) spot market sales, with selling prices determined by reference to such factors as market spot prices and transportation costs.

In 2016, sales to the five largest customers of the Company amounted to RMB15,228 million and accounted for 11% of the Company's total annual sales, among which sales to related parties were RMB4,848 million, accounting for 3% of the Company's total annual sales.

2.	Suppliers

The Company purchases products including various raw and auxiliary materials and fuels used in the process of production and operation via its suppliers. It always regards suppliers as its important partners. By adhering to the principle of "long-term cooperation, mutual support, complementary advantages and seeking common development", the Company carries out all-round cooperation involving multiple aspects with the suppliers, with the aim to create a healthy and sustainable supply chain. The Company endeavors to strengthen communication with the suppliers and adopts various cooperation modes including strategic procurement and establishment of advanced technology partnership. Such endeavors not only safeguarded the Company's access to the high-quality, stable and cost-effective supply of products and services, but also provided a broad space and platform for the business development, scale expansion and corporate growth of the suppliers. In addition, the Company also intensifies management over suppliers and contractors along upstream and downstream of its supply chains and classifies the suppliers with reference to the importance, purchase quantity and dependence. It also establishes a comprehensive assessment system for its suppliers and makes adjustment to suppliers according to the assessment results.

In 2016, the procurement amounts from the top five suppliers of the Company amounted to RMB16,704 million, accounting for 27.3% of the total procurement amounts. In particular, none of the top five suppliers is related party.

2016 ANNUAL REPORT 77

Report of the Board (Continued)
CODE ON CORPORATE GOVERNANCE
The Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board meeting, the Rules of Procedures for the Supervisory Committee meeting, the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated the principles and code provisions in the Code on Corporate Governance (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "Internal Control Guidelines").
AUDIT COMMITTEE
The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.
The financial statements of the Company for the year ended 31 December 2016 have been reviewed by the Audit Committee of the Company.
AUDITORS
The financial statements have been audited by Ernst & Young. Ernst & Young was the auditors of the Company for its 2016 Hong Kong annual report, and it was also the auditors of the Company for its 2012, 2013, 2014 and 2015 Hong Kong annual reports. For further details of the auditors of the Company, please refer to the section headed "Auditors' Remuneration" of the "Report on Corporate Governance and Internal Control" in this Annual Report.
Yu Dehui
Chairman
Beijing, the PRC
23 March 2017
78 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Supervisory Committee
Dear Shareholders,
On behalf of the Supervisory Committee of Aluminum Corporation of China Limited, I hereby submit to the shareholders a report on the work of the Supervisory Committee for the past year.
In 2016, the Supervisory Committee convened the Supervisory Committee meetings on a regular basis or from time to time, and attended the Company's general meetings and Board meetings as observers in accordance with powers and duties provided by the Company Law and the Articles of Association. Through focusing on the reinforcement of its supervision and inspection efforts, the continuing enhancement of its operating transparency and standardization, the further establishment of a trustworthy corporate image for the Company in the capital market and, in particular the effective protection of interests of investors, especially interests of small and medium-sized investors, the Supervisory Committee comprehensively debriefed reports on the Company's production, operation, investment, finance, etc., while supervising the material decision-making process of the Company.

1.	MEMBERS OF THE SUPERVISORY COMMITTEE

On 28 June 2016, the Company held the 2015 annual general meeting, at which the terms of all members of the fifth session of the Supervisory Committee of the Company expired and Mr. Zhao Zhao, the former chairman of the Supervisory Committee and Mr. Yuan Li, a Supervisor resigned. At the general meeting, Mr. Liu Xiangmin and Mr. Wang Jun were elected as shareholders representative Supervisors of the sixth session of the Supervisory Committee of the Company respectively, of which Mr. Liu Xiangmin was a newly elected Supervisor and Mr. Wang Jun was a re-elected Supervisor. At the employee's representatives meeting held on the same date, Mr. Wu Zuoming was elected as an employee-representative Supervisor of the sixth session of the Supervisory Committee of the Company.

On 28 June 2016, Mr. Liu Xiangmin was elected as the chairman of the six session of the Supervisory Committee at the first meeting of the sixth session of the Supervisory Committee.
2016 ANNUAL REPORT 79

Report of the Supervisory Committee (Continued)

2.	SUPERVISORY COMMITTEE MEETINGS

In 2016, five meetings were held by the Supervisory Committee of the Company, of which 2 were on-site meeting, and 3 were telecommunication meetings. The main contents of which are as follows:

The sixteenth meeting of the fifth session of the Supervisory Committee of the Company was held on 17 March 2016, with all three Supervisors attending the meeting in person. The meeting considered and approved the proposals in respect of the 2015 Annual Report, the 2015 Work Report of the Supervisory Committee, the 2015 Corporate Social Responsibility Report, the 2015 Assessment Report on Internal Control and the 2015 Special Report on the Deposit and the Actual Utilization of the Previously Raised Proceeds, etc.

The seventeenth meeting of the fifth session of the Supervisory Committee of the Company was held by means of telecommunications on 28 April 2016, with all three Supervisors attending the meeting. The meeting considered and approved proposal in respect of the 2016 First Quarterly Financial Report of the Company.

The first meeting of the sixth session of the Supervisory Committee of the Company was held on 28 June 2016, with all three Supervisors attending the meeting in person. Mr. Liu Xiangmin was elected as the chairman of the six session of the Supervisory Committee at the meeting.

The second meeting of the sixth session of the Supervisory Committee of the Company was held by means of telecommunications on 25 August 2016, with all three Supervisors attending the meeting. The meeting considered and approved the proposals in respect of the 2016 Interim Financial Report of the Company and the 2016 Interim Special Report on the Deposit and the Actual Utilization of the Previously Raised Proceeds.

The third meeting of the sixth session of the Supervisory Committee of the Company was held by means of telecommunications on 20 October 2016, with all three Supervisors attending the meeting. The meeting considered and approved the proposal in respect of 2016 Third Quarterly Financial Report of the Company.

All of the above mentioned meetings of the Supervisory Committee were in accordance with the relevant provisions of laws and regulations including the Company Law and the Articles of Association of the Company.

80 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Supervisory Committee (Continued)

3.	MAJOR DUTIES OF THE SUPERVISORY COMMITTEE AND ITS INDEPENDENT OPINION

During the reporting period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the functions and duties conferred by the Company Law and the Articles of Association.

(I)	Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended the general meetings and Board meetings as observers. No objection had been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, all Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and the senior management of the Company have diligently discharged their responsibilities and strictly fulfilled the resolutions passed at the general meetings.

(II)	Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision in routine work over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the legal compliance of the Company's operation, together with its business and decision-making procedures, have complied with the relevant provisions of laws and regulations including the Company Law and the Articles of Association; the Directors and senior management of the Company have discharged their duties according to the principle of due diligence and good faith, and complied with relevant provisions of laws and regulations including the Company Law and the Articles of Association of the Company; and no damages to the interests of the Company and the shareholders have been found during the discharging of duties by the abovementioned staffs.

2016 ANNUAL REPORT 81

Report of the Supervisory Committee (Continued)

(III)	Inspection of the Company's Financial Activities

During the year, the Supervisory Committee cautiously reviewed the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and related parties transactions. The Supervisory Committee considered that the operating results achieved by the Company were true and all the related party transactions were entered into on a fair basis. The financial reports of the Company truly reflected the financial position and operating results of the Company. The preparation and review procedures for the reports were in compliance with the requirements of laws and regulations, the Articles of Association and the Company's internal control system. Information on the all significant events of the Company in 2016 has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company were strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The Supervisory Committee approved the annual audit report on the financial statements of the Company as issued by Ernst & Young Hua Ming LLP, the domestic auditor, and Ernst & Young, the international auditor.

(IV)	Inspection of the Utilization of Proceeds Raised by the Company

The non-public issuance of A shares of the Company was successfully completed in June 2015. According to relevant requirements of the Measures for the Administration of the Fund Raising by Listing Companies on the Shanghai Stock Exchange (《上海證券交易所上市公司募集資金管理辦法》), the Supervisory Committee of the Company continuously supervised the actual management and utilization of the proceeds, and considered and reviewed the Interim Special Report on the Deposit and the Actual Utilization of the Previously Raised Proceeds prepared semi-annually. The Supervisory Committee is of the opinion that the deposit and the actual utilization of the proceeds have been in compliance with the relevant requirements and there was no non-comliance in respect of deposit and utilization of the proceeds.

82 ALUMINUM CORPORATION OF CHINA LIMITED

Report of the Supervisory Committee (Continued)

(V)	Inspection of the Acquisitions and Disposals of the Company's Assets

After reviewing the acquisitions and disposals of assets of the Company during the year, the Supervisory Committee is of the opinion that, the consideration for the transactions conducted by the Company was fair, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets.

(VI)	Inspection of Connected Parties Transactions of the Company

During the reporting period, the Supervisory Committee reviewed the connected parties transactions between the Company and its subsidiaries and Aluminum Corporation of China (中國鋁業公司) and its subsidiaries, and is of the opinion that, the procedures for entering into connected parties transactions were in compliance with the requirements of relevant laws and regulations and the Articles and Association of the Company. The information on connected parties transactions was timely and sufficiently disclosed, without acts impairing the interests of the shareholders or the Company.

2016 ANNUAL REPORT 83

Report of the Supervisory Committee (Continued)

(VII)	Review of Self-assessment Report on Internal Control

During the reporting period, the Supervisory Committee listened to reporting in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee reviewed "2015 Assessment Report on Internal Control of the Company" and the "Working Papers of Directors Assessment on the Internal Control of the Company", and is of the opinion that the Company has established and improved sound internal control systems applicable to the Company at all levels in accordance with the requirements of the "Basic Principles of Corporate Internal Control" and the "Guidelines on Internal Control for Companies Listed in Shanghai Stock Exchange", thereby ensuring that all business activities of the Company are carried out in a standardized and orderly manner and guaranteeing the security and integrity of the Company's assets. The Supervisory Committee is of the view that the self-assessment on the internal control of the Company is comprehensive, true and accurate in reflecting the status quo therein.

In 2017, the Supervisory Committee will continue to diligently perform the duties of the Company's standing supervisory body in accordance with the powers and responsibilities conferred by the Company Law and other relevant laws and regulations as well as the Articles of Association of the Company. The Supervisory Committee will perform the duty of supervising the Company in such aspects as operation, information disclosure, related parties transactions, financial report and so forth. The Supervisory Committee will also be responsible for the supervision on the Board and its members and the senior management members of the Company, so as to prevent them from abusing their powers and authorities to infringe the lawful rights and interests of the shareholders, the Company and its staff.

By Order of the Supervisory Committee
Liu Xiangmin
Chairman of the Supervisory Committee
Beijing, the PRC
23 March 2017
84 ALUMINUM CORPORATION OF CHINA LIMITED

Report on Corporate Governance and Internal Control
CODE ON CORPORATE GOVERNANCE
The Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board meeting, the Rules of Procedures for the Supervisory Committee meeting, the detailed implementation rules for the special committees under the Board, the Codes of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board believes that the internal corporate governance documents of the Company are more stringent than the CG Code and the Internal Control Guidelines in the following areas:

1.
In addition to the Audit Committee, the Remuneration Committee and the Nomination Committee, the Company has also established the Development and Planning Committee and Occupational Health and Safety and Environment Committee.

2.
All members of the Audit Committee are independent non-executive Directors, of whom Mr. LIE-A-CHEONG Tai Chong, David, the chairman of the Committee, possesses extensive professional experience in finance, auditing and business operation and is the financial expert of the Board of the Company.

On 28 January 2016, the 27th meeting of the fifth session of the Board of the Company considered and approved the amendments to Detailed Implementation Rules for the Audit Committee under the Board of Directors of Aluminum Corporation of China Limited, which explicitly included risk management to the responsibilities of the Audit Committee under the Board so as to be in compliance with the provisions of Rule C.3 as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.
The Board of the Company has reviewed its corporate governance documents and Internal Control Guidelines, and is of the view that, the Company has complied with the code provisions in the CG Code and Internal Control Guidelines for the year ended 31 December 2016.
SECURITIES DEALINGS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES
The Board has formulated written guidelines on securities dealings by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. After a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.
2016 ANNUAL REPORT 85

Report on Corporate Governance and Internal Control (Continued)
THE BOARD
During the reporting period, the terms of the fifth session of the Board of the Company expired. On 28 June 2016, the Company convened the 2015 annual general meeting for election of the Directors of the sixth session of the Board. As at the date of this report, the sixth session of the Board of the Company consists of nine Directors, with three executive Directors, namely Mr. Ao Hong, Mr. Lu Dongliang and Mr. Jiang Yinggang, three non-executive Directors, namely Mr. Yu Dehui, Mr. Liu Caiming and Mr. Wang Jun, and three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Yu Dehui acts as the chairman of the sixth session of the Board of the Company.
The terms of all Directors of the sixth session of the Board of the Company will end at the conclusion of the 2018 annual general meeting of the Company.
As at the date of this report, the terms of the non-executive Directors are as follows:

	Commencement date	Expiry date	Whether allowed to be re-appointed upon expiry of the term

Yu Dehui	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Liu Caiming	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Wang Jun	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Chen Lijie	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Hu Shihai	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Lei-A-Cheong Tai Chong, David	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
The Board confirmed that it has received the annual written confirmation of independence from each independent non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after due enquiry, considered that Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David were independent.
86 ALUMINUM CORPORATION OF CHINA LIMITED

Report on Corporate Governance and Internal Control (Continued)
Each Director acted in the interests of the shareholders, and used his or her best endeavors to perform the duties and obligations in accordance with all the applicable laws and regulations. The duties of the Board include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals; formulating debt and finance policies, and the issue of bonds, etc.; determining plans for material acquisitions or disposals as well as mergers, demergers and dissolution of the Company; determining the Company's capital operation proposals, and implementing shareholders' resolutions, etc. Details of the functions of the Board are set out in the Articles of Association. Please refer to the "Articles of Association of Aluminum Corporation of China Limited" under "IPO Release" on the page of "Investor Relations" on the website of the Company.
The Board delegated the daily operations and implementation of strategies to the management. The major functions of the management include the management of the production and operation of the Company, organization and implementation of the Board's resolutions, formulation of the Company's development strategies, annual operation plans, investment plans and financial budget, formulation, organization and implementation of result and performance assessment as well as remuneration and incentives. The Board regularly reviewed the functions delegated to the management and their performance to safeguard the Group's overall interests. The management of the Company reported the execution of the resolutions of the general meeting and of the Board meetings, the signing and performance of major contracts of the Company as well as utilization of capital and profit and loss to the Board or the Supervisory Committee.
The Chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion and consideration of all significant matters of the Company needed to be reported to Directors or submitted to the Board. The Chairman has separately discussed with the non-executive Directors (including independent non-executive Directors), and fully understood their opinions and advices on the operation of the Company and the work of the Board.
Pursuant to Rule 3.10(1) of the Hong Kong Listing Rules, every board of a listed issuer must include at least three independent non-executive Directors. In 2016, the Board of the Company was comprised of three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. The three existing independent non-executive Directors of the Company are independent. They are professionals with profound knowledge and extensive experience in the respective fields of legal, energy sources, business management, finance and accounting. They have diligently provided the Company with professional advice with respect to the steady operation and development of the Company. They have also coordinated with the Company for the purpose of safeguarding the interests of the Company and its shareholders.
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During the year, none of the independent non-executive Directors of the Company raised any objection to the resolutions proposed at Board meetings or other matters which are not Board resolutions.
Other than their appointments in the Company, none of the Directors, Supervisors or the senior management had any financial, business, family or other significant relationships with each other.
Other than their respective service contracts, none of the Directors or the Supervisors had any significant personal interest, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or any of its subsidiaries during 2016.
In 2016, 6 physical Board meetings were held by the Company, namely: the 29th meeting of the 5th session of the Board of the Company convened on 17 March 2016; the 30th meeting of the 5th session of the Board of the Company convened on 30 March 2016; 31st meeting of the 5th session of the Board of the Company convened on 8 April 2016; the 33rd meeting of the 5th session of the Board of the Company convened on 9 May 2016; the first meeting of the 6th session of the Board of the Company convened on 28 June 2016; and the fourth meeting of the 6th session of the Board of the Company convened on 3 November 2016.
A total of 47 resolutions were considered and approved at the above 6 meetings. Save for the aforesaid physical Board meetings, 7 Board meetings were convened by means of telecommunications by the Company in 2016, at which a total of 15 resolutions were considered and approved. The resolutions considered and approved by the Board of the Company during the year mainly involved the results reports and annual plans, external guarantee, assets acquisition and transfer as well as connected parties transactions, etc.
The attendance of all Directors in the 13 Board meetings held in 2016 is as follows:

Name of Director	Required attendance at physical Board meetings	Actual attendance	Attendance rate of physical meetings	Required attendance at telecommunication Board meetings	Actual attendance	Attendance rate of telecommunication meetings	Required attendance at general meetings	Actual attendance	Attendance rate of general meetings

Ge Honglin (resigned)	0	N/A	N/A	1	1	100%	0	N/A	N/A
Yu Dehui	4	2	50%	5	5	100%	3	2	66.67%
Ao Hong	6	5	83.33%	7	7	100%	3	1	33.33%
Liu Caiming	6	6	100%	7	7	100%	3	2	66.67%
Liu Xiangmin (resigned)	4	4	100%	4	4	100%	3	3	100%
Lu Dongliang	2	2	100%	3	3	100%	2	2	100%
Jiang Yinggang	6	5	83.33%	7	7	100%	3	2	66.67%
Wang Jun	6	6	100%	7	7	100%	3	3	100%
Chen Lijie	6	6	100%	7	7	100%	3	3	100%
Hu Shihai	6	5	83.33%	7	7	100%	3	2	66.67%
Lie-A-Cheong Tai Chong, David	6	6	100%	7	7	100%	3	2	66.67%
* Attendence by proxies hasn't been accounted into the actual attendance and the attendance rate.
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Note 1:
Mr. Ge Honglin resigned as a Director of the Company on 16 February 2016. During his term of office, no physical Board meeting and general meeting was held during the year of 2016 except one Board meeting held by means of telecommunications.

Note 2:
Mr. Yu Dehui attended the 2016 first extraordinary general meeting held on 8 April 2016 as a candidate of Director, and was elected as a Director of the Company. During his term of office, a total of 9 Board meetings were convened by the Company. Occupied by other business affairs, Mr. Yu Dehui did not attend the 33rd meeting of the fifth session of the Board of the Company held on 9 May 2016, and 4th meeting of the six session of the Board of the Company held on 3 November 2016, and appointed Mr. Ao Hong to attend the above-mentioned two meetings as his alternate and vote according to his expressed intention. Occupied by other business affairs, Mr. Yu Dehui did not attend the 2016 second extraordinary general meeting held by the Company on 6 September 2016.

Note 3:
Occupied by other business affairs, Mr. Ao Hong did not attend the first meeting of the sixth session of the Board of the Company held on 28 June 2016, and appointed Mr. Lu Dongliang to attend the meeting as his alternate and vote according to his expressed intention. Occupied by other business affairs, Mr. Ao Hong did not attend the 2015 annual general meeting of the Company held on 28 June 2016 and the 2016 second extraordinary general meeting held on 6 September 2016.

Note 4:	Occupied by other business affairs, Mr. Liu Caiming did not attend the 2016 second extraordinary general meeting of the Company held on 6 September 2016.

Note 5:
Mr. Liu Xiangmin attended the 2016 first extraordinary general meeting of the Company held on 8 April 2016 and the 2015 annual general meeting of the Company held on 28 June 2016 as a Director, and attended the 2016 second extraordinary general meeting of the Company held on 6 September 2016 as the chairman of the Supervisory Committee.

Note 6:
Mr. Lu Dongliang attended the 2015 annual general meeting of the Company held on 28 June 2016 as a candidate of Director, and he was elected as a Director of the Company. During his term of office, Mr. Lu Dongliang attended all Board meetings and general meetings of the Company held during the year of 2016.

Note 7:
Occupied by other business affairs, Mr. Jiang Yinggang did not attend the first meeting of the sixth session of the Board of the Company held on 28 June 2016. and appointed Mr. Lu Dongliang to attend the meeting as his alternate and vote according to his expressed intention. Occupied by other business affairs, Mr. Jiang Yinggang did not attend the 2015 annual general meeting of the Company held on 28 June 2016.

Note 8:
Occupied by other business affairs, Mr. Hu Shihai did not attend the 4th meeting of the sixth session of the Board of the Company held on 3 November 2016 in person and appointed Ms. Chen Lijie as his alternate to attend the meeting and vote according to his expressed intention. Occupied by other business affairs, Mr. Hu Shihai did not attend the 2016 second extraordinary general meeting of the Company held on 6 September 2016.

Note 9:	Occupied by other business affairs, Mr. Lie-A-Cheong Tai Chong, David did not attend the 2016 second extraordinary general meeting of the Company held on 6 September 2016.

Minutes of each Board meeting were recorded by a designated person, and proposals approved at the meetings were passed by way of resolutions, which were recorded and filed in accordance with relevant laws and regulations.
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CHAIRMAN AND CHIEF EXECUTIVE PRESIDENT
In order to ensure a balance of power and authority and avoid undue concentration of power, from the beginning of the reporting period to the date of this annual report, the position of Chairman has been assumed by Mr. Ge Honglin (resigned on 16 February 2016) and Mr. Yu Dehui (appointed on 8 April 2016 and re-elected on 28 June 2016), the position of President has been assumed by Mr. Ao Hong, so as to improve independence, accountability and responsibility. The Chairman and President as two explicit defined positions have clear scope of official duty.
As a legal representative of the Company, the Chairman presides over the Board, aiming to ensure that the Board is acting in the best interests of the Company, operates effectively, duly performs its responsibilities and engages in discussions of significant and appropriate matters, as well as Director's access to accurate, timely and clear information. On the other hand, the President heads the management and is responsible for the daily operation of the Company, including the implementation of policies adopted by the Board and reporting to the Board in respect of the overall operation of the Company.
IMPLEMENTATION OF SHAREHOLDERS' RESOLUTIONS BY DIRECTORS
During the year, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meetings in accordance with provisions of the relevant laws and regulations and the Articles of Association.
The arrangements and agendas of the Board meetings were provided to all Directors in advance to ensure that they had the opportunity to propose matters to be discussed at the meetings. For each Board meeting, notice of the meeting and relevant information about the proposals were given to the Directors in accordance with the time stipulated in the the Articles of Association, which gave them sufficient time to review each of the proposals.
The Board shall supervise and review the implementation of resolutions of the the Board meetings by the the Company's management on a regular basis, and report any progress of material matters to all Directors.
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The total pretax remuneration received by Directors from the Company, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2016 amounted to RMB1.56 million, among which independent non-executive Directors are only entitled to receive director's fees but not other remuneration.
The remuneration of each Director for the year is set out in note 30 to the financial statements. As of 31 December 2016, no stock appreciation rights scheme had been adopted by the Company.
DIRECTOR'S RECEIPT OF THE COMPANY'S INFORMATION AND TRAINING
The Company's Board Office offered comprehensive services to the Directors and provided all Directors with sufficient information in a timely manner to ensure that they are notified of the Company's affairs on a timely basis. It also maintained effective communications with shareholders by appropriate means to ensure that their views reach the Board. The Board Office sent Directors' Newsletter (《董事通訊》) to the Directors every month to inform the Directors about the latest information and brief of the current status and development of the industry and the Company. The Board Office also checked the latest amendments of the laws, regulations and regulatory rules of securities from time to time to ensure that the Directors, Supervisors and senior management of the Company are able to fulfill their duties in accordance with laws and regulations. In addition, all Directors have participated in or educated themselves about continuous professional trainings with relevance to their roles and duties in 2016 to develop and refresh their knowledge and skill to ensure that they continue to make relevant contribution to the Board with comprehensive information.
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The training received by each Director in 2016 is as follows:

Name of Director	Training (Note 1)

Ge Honglin (resigned)	B
Yu Dehui	A, B
Ao Hong	A, B
Liu Caiming	A, B
Liu Xiangmin (resigned)	A, B
Lu Dongliang	A, B
Jiang Yinggang	A, B
Wang Jun	A, B
Chen Lijie	B
Hu Shihai	B
Lie-A-Cheong Tai Chong, David	B, C
Note 1:

A.	Training for Directors, Supervisors and senior management organized by the Securities Regulatories.

B.	Self-study on the domestic and foreign securities laws and regulations.

C.	Participation in trainings organized by other domestic and foreign institutions.
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FUNCTIONS OF CORPORATE GOVERNANCE OF THE BOARD
The followings are corporate governance functions performed by the Board which were implemented by the special committees thereof:

(a)	Formulation and review of the policies and practice on corporate governance of the Company;

(b)	Review and supervision on the training and continuous professional development of the Directors and senior management;

(c)	Review and supervision on the policies and practice in compliance with laws and regulatory requirements of the Company;

(d)	Formulation, review and supervision on the compliance of employees and Directors with applicable Code of Conduct and Compliance Manual, if any; and

(e)
Review of the compliance of the Company with the Corporate Governance Code and Corporate Governance Report under Appendix 14 of the Hong Kong Listing Rules. The Board had supervised and reviewed the implementation of the corporate governance policies of the Company, updated and prepared documents related to the internal control of the Group as well as analyzed the compliance of the Company with the CG Code in 2016. In addition, it adjusted the composition of the special committees under the Board according to the changes of the Directors. It convened three general meetings and thirteen Board meetings, and completed the relevant trainings of the Directors and Supervisors. The Board also supervised and inspected the implementation of the Board's resolutions by the management to further enhance initiatives such as the management of the investor relations.

AUDIT COMMITTEE
The Audit Committee has been established under the Board, and the duties of which mainly include reviewing the financial reports, audits of financial reports, internal control system, risk management, corporate governance and financial position of the Company, considering the appointment of independent auditors and approving audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.
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Pursuant to Rule 3.21 of the Hong Kong Listing Rules, the Audit Committee of the Company shall comprise of at least three members. As at the date of this report, the Audit Committee of the Board of the Company consists of three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Lie-A-Cheong Tai Chong, David serves as the chairman of the Committee.
A total of 10 meetings were held by the Audit Committee of the Board of the Company in 2016. Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David had attended all the meetings of the Audit Committee. The validity of the meetings was in compliance with the relevant requirements of the "Detailed Implementation Rules for the Audit Committee under the Board of Aluminum Corporation of China Limited (《中國鋁業股份有限公司董事會審核委員會工作細則》). The meetings considered various important issues of the Company such as the periodic financial reports, internal control, risk assessment, internal and external auditing, anti-fraud and related party transactions, etc.
Details of the Audit Committee meetings were recorded by a designated person with signatures of all members as confirmation, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules. Members of the committee performed their duties diligently and seriously and provided opinions and recommendations in relation to the financial reports, internal control, risk management, audit and related parties transactions of the Company from an independent and impartial perspective.
The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing of the annual report. Before the external auditors commenced their annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about audit timetable for the year. Throughout the audit by the external auditors, the Audit Committee maintained communications with them and ensured completion of audit within the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions and passed a written resolution to submit the audited financial report to the Board of the Company for review.
The Audit Committee and the management discussed the risk management and internal control systems of the Company, so as to make sure that effective risk management and internal control systems have been established, which included considering whether or not the Company had sufficient resources with qualified and experienced staff to perform accounting, internal auditing and financial reporting duties, and whether or not relevant staff were well trained and the relevant budget was sufficient. The Audit Committee is of the view that the Company had complied with the requirements of the above corporate risk management and internal control systems during the year.
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REMUNERATION COMMITTEE
As at the date of this report, the Remuneration Committee of the Board of the Company consists of two independent non-executive Directors namely Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, and one non-executive Director, Mr. Liu Caiming. Mr. Hu Shihai serves as the chairman of the committee.
Duties of the Remuneration Committee include: to prepare the remuneration management scheme and remuneration proposal for Directors, employee-representative Supervisors and senior management, and provide suggestions to the Board; to prepare measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and provide suggestions to the Board; to monitor the implementation of the remuneration system of the Company; to review senior management's fulfilment of duties and conduct performance assessment; and other functions and authorities delegated by the Board.
In 2016, Remuneration Committee of the Board convened one meeting and all the members of the Remuneration Committee attended the meeting, representing an attendance rate of 100%. Two resolutions were considered and approved at the above meeting, which were the "Proposal regarding the Formulation of the Target Remuneration of the Directors and Supervisors of the Company in 2016" and "Proposal regarding the Formulation of the Target Remuneration of Senior Management in 2016". Both proposals were approved and passed by way of resolutions at the meeting.
The Company adopted the remuneration proposals where remuneration packages for individual Directors, employee-representative Supervisors and senior management members were recommended to the Board by the Remuneration Committee.
Details of the meetings of the Remuneration Committee were recorded by a designated person and signed by all members of the committee, and all items passed at each meeting were recorded, filed and kept in reserve in accordance with relevant rules.
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Report on Corporate Governance and Internal Control (Continued)
NOMINATION COMMITTEE
As at the date of this report, the Nomination Committee of the Board of the Company consists of three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, one non-executive Director, Mr. Yu Dehui (appointed on 28 June 2016), and one executive Director, Mr. Ao Hong. Mr. Yu Dehui serves as the chairman of the committee.
Duties of the Nomination Committee mainly include: to study the selection standards and procedures for Directors, senior management and members of special committees under the Board and provide suggestions to the Board; to review the qualification of candidates for Directors, senior management and members of special committees under the Board and provide advices on inspection and appointment; to assess the independence of independent non-executive Directors; and other functions and authorities delegated by the Board.
The procedures for appointment of a new Director of the Company are: the Nomination Committee of the Board nominates a Director candidate (For any Director candidate nominated by the Supervisory Committee or shareholders separately or jointly holding 3 percent or more of the Company's shares carrying voting rights pursuant to the Articles of Association, the Nomination Committee shall review the qualifications of such Director candidate) for consideration and approval by the Board, which is then put forward for election at a general meeting. The Nomination Committee adopted the policy of diversification for new members of the Board in the Code on Corporate Governance, which took effect from 1 September 2013 when it selected Director candidates. The Nomination Committee shall ensure the balance of skills, experience and viewpoints in the Board, which is necessary for the need of the Company's business. The committee shall select candidates on the basis of a series of diversified criteria, including but not limited to gender, age, cultural and educational background, profession and other experience, skills and knowledge.
A total of four meetings were held by the Nomination Committee of the Board in 2016, and all the members of the committee attended the said meetings, representing an attendance rate of 100%. The meetings were in compliance with the provisions under the Detailed Implementation Rules for the Nomination Committee under the Company and considered the nomination of Director candidates, nomination of senior management candidates and the adjustment in composition of the special committees under the Board etc., which were approved and passed by way of resolutions at these meetings.
Minutes of each meeting of the Nomination Committee were recorded by a designated person and signed by all members of the committee. All items approved at the meetings were recorded, filed and kept in reserve in compliance with relevant rules.
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DEVELOPMENT AND PLANNING COMMITTEE
As at the date of this report, the Development and Planning Committee of the Board of the Company consists of one independent non-executive Director, Mr. Hu Shihai, one non-executive Director, Mr. Yu Dehui (appointed on 28 June 2016), and two executive Directors, namely Mr. Ao Hong and Mr. Jiang Yinggang. Mr. Yu Dehui serves as the chairman of the committee.
Duties of the Development and Planning Committee include reviewing and evaluation of the Company's long-term development strategy, financial budget, investment, business operation and strategic plan of annual investment returns. In the year, the Development and Planning Committee has operated in an orderly manner in accordance with its procedural rules. Though no formal meeting was convened, each member of the committee has fully discussed related issues at the Board meetings or during the course of individual communication, and provided constructive suggestions to the Board.
OCCUPATIONAL HEALTH AND SAFETY AND ENVIRONMENT COMMITTEE
As at the date of this report, the Occupational Health and Safety and Environment Committee of the Board of the Company consists of one non-executive Director, namely Mr. Wang Jun, and two executive Directors, namely, Mr. Lu Dongliang (appointed on 28 June 2016) and Mr. Jiang Yinggang. Mr. Jiang Yinggang serves as the chairman of the committee.
Duties of the Occupational Health and Safety and Environment Committee include considering of the Company's annual planning on health, environmental protection and safety, supervision of the Company's effective implementation of the planning on health, environmental protection and safety initiatives, inquiring into serious incidents and inspecting and supervising over the handling of such incidents, as well as making recommendations to the Board on major decisions on health, environmental protection and safety. During the year, the Occupational Health and Safety and Environment Committee has operated in an orderly manner in accordance with its procedural rules. Though no formal meeting was convened, each member of committee has fully discussed related issues at the Board meetings or during the course of individual communication, and provided constructive suggestions to the Board.
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SUPERVISORY COMMITTEE
The Supervisory Committee is responsible for supervising the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legitimate interests of shareholders, the Company and its staff. Mr. Zhao Zhao, the former chairman of the Supervisory Committee and Mr. Yuan Li, a Supervisor, resigned as the fifth session of the Supervisory Committee of the Company expired on 28 June 2016. Mr. Liu Xiangmin and Mr. Wang Jun (re-elected) were elected as shareholder representative Supervisors of the sixth session of the Supervisory Committee of the Company at the 2015 annual general meeting convened on the same day by the Company. Mr. Wu Zuoming was elected as an employee Supervisor of the sixth session of the Supervisory Committee at the employees' representatives meeting of the Company. Mr. Liu Xiangmin was elected as the chairman of the sixth session of the Supervisory Committee of the Company at the first meeting of the sixth session of the Supervisory Committee held by the Company on 28 June 2016. The term of office for all members of the sixth session of the Supervisory Committee of the Company will expire upon conclusion of the 2018 annual general meeting of the Company.
A total of 5 meetings were held by the Supervisory Committee of the Company in 2016, of which two were physical meetings and three were written ones, considered and approved ten resolutions, including the periodic reports of the Company, Annual Report of the Supervisory Committee, Annual Report of Internal Control, Annual Corporate Social Responsibility Report and the election of the chairman of the Supervisory Committee, etc.
During this year, the Supervisory Committee performed its duties diligently with good faith in accordance with the terms of reference prescribed by the Company Law and the Articles of Association. It attended the general meetings and Board meetings as observers. Focusing on finding ways to strengthen supervision and inspection, enhance the Company's operational transparency and standardization, further enhance the Company's credible image in the capital market, in particular to adopt effective measures to protect the interests of investors, especially the interests of small and medium-sized investors, the Supervisory Committee received and considered reports relating to the Company's production, operation, investment and finance etc., supervised the decision making process of the material decisions of the Company and strived to protect the interests of shareholders and the Company.

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GENERAL MEETING
General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. During the reporting period, the Company convened a total of three general meetings, namely 2016 first extraordinary general meeting of the Company held on 8 April 2016, 2015 annual general meeting of the Company held on 28 June 2016 and 2016 second extraordinary general meeting of the Company held on 6 September 2016. The meetings mentioned above were held in the Company's conference room at No. 62, North Xizhimen Street, Beijing.
One proposal was considered at the 2016 first extraordinary general meeting, namely the election of Mr. Yu Dehui as a non-executive Director of the fifth session of the Board of the Company.
Sixteen proposals were considered at the 2015 annual general meeting. Major proposals considered at the general meeting include:

1.	to consider the Report of the Board, Report of Supervisory Committee and Consolidated Financial Report for the year 2015 of the Company;

2.	to consider the loss recovery proposals of the Company in 2015;

3.	to consider the resolution regarding the target remuneration for the Company's Directors, Supervisors and senior management members for the year 2016;

4.	to consider the resolution in relation to the renewal of liability insurance for the Company's Directors, Supervisors and other senior management members;

5.	to consider the resolution in relation to re-appointment of auditors of the Company;

6.	to consider the resolution in relation to the provision of guarantees by the Company to Chalco Hong Kong and its subsidiaries for financing in foreign currencies;

7.	to consider the resolution in relation to the provision of guarantees by the Company to Shanxi Huaze Aluminum and Power Co., Ltd. for financing;

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Report on Corporate Governance and Internal Control (Continued)

8.	to consider the resolution regarding the provision of guarantees to Chalco Ningxia Energy Group Co., Ltd. (中鋁寧夏能源集團有限公司) and its subsidiary;

9.	to consider the resolution regarding the issuance of debt financing instruments of the Company;

10.	to consider the resolution in relation to the issue of overseas bond(s) by the Company;

11.	to consider the resolution regarding the general mandate to be granted to the Board of the Company to issue additional H shares;

12.	the election of Directors of the sixth session of the Board and Supervisors of the sixth session of the Supervisory Committee of the Company.
Three proposals were considered at the 2016 second extraordinary general meeting. Major proposals considered at the meeting include:

1.	to consider the resolution in relation to the acquisition of 60% equity interest in Chinalco Shanghai Co., Ltd;

2.	to consider the resolution in relation to the increase in the guarantee amount provided for Ningxia Energy Group Co., Ltd. and its subsidiaries in 2016;

3.	to consider the resolution in relation to the guarantee provided by China Aluminum International Trading Co., Ltd for Chalco Trading Hong Kong Co., Limited in respect of its overseas financing.
All the proposals at the abovementioned general meetings were approved with an average approval rate of 94.88%.
EXTRAORDINARY GENERAL MEETING
According to the Articles of Association, a single shareholder or any two or more shareholders together holding more than 10% of the Company's issued shares is (are) entitled to request an extraordinary general meeting or class general meeting to be convened. Such requests must specify the resolutions of the meeting in writing and must be submitted to the convener, the contact information of whom is set out in the section entitled "Inquiry to the Board" in this chapter. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited set out in the "IPO Release" under the section of "Investors Relations" on the website of the Company.
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PROPOSALS AT THE GENERAL MEETING
According to the Articles of Association, a single shareholder or any two or more shareholders together holding more than 3% of the Company's issued shares is (are) entitled to submit additional proposals to the Company Secretary by written request ten days prior to the relevant general meeting. The contact information of the Company Secretary is set out in the section entitled "Inquiry to the Board" in this chapter. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited as set out in the "IPO Release" under the section of "Investors Relations" on the website of the Company.
INQUIRY TO THE BOARD
For any inquiry to the Board, please contact the Board Office at 26/F, Chalco Building, No. 62 North Xizhimen Street, Haidian District, Beijing (email:ir@chalco.com.cn).
TRAININGS FOR THE COMPANY SECRETARY
Mr. Zhang Zhankui, the Company Secretary (Mr. Xu Bo, the former Company Secretary, resigned on 17 March 2016 and Mr. Zhang Zhankui was appointed on 17 March 2016), is a full-time staff of the Company. He is responsible for executing the proceedings of the Board and assisting in the communications among the Directors as well as among the Directors, shareholders and the management. In 2016, Mr. Zhang Zhankui completed not less than 15 hours of relevant professional trainings, and completed the training of the strengthening and continuous professional development courses provided by associated members of the Hong Kong Institute of Chartered Secretaries (HKICS).
INVESTOR RELATIONS
The Company has established a designated department for investor relationship, which is responsible for matters concerning investor relationship. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews, group visits to the Company and corporate research, thereby further increasing their recognition of the Company.
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In 2016, the Company received 66 group of 314 investors and analysts visiting the Company; received more than 650 calls from corporate investors, public shareholders and industrial analysts; organized and convened 4 periodic analysts telephone conferences for publication of results, conducted roadshows for annual and interim results, during which 55 investor conferences were held; attended 4 major annual investment summit, during which 24 investors conferences were held; and answered investors' enquiries relating to the Company from various channels such as the e-interaction platform of the Shanghai Stock Exchange and email etc. on a timely basis. In addition, the Company also organized investment institutions to conduct research in subordinate enterprises of the Company in July and November 2016, respectively, in order to demonstrate the results of transformation and upgrading, and cost reduction and benefit increase of the Company. All these activities have greatly enhanced the corporate image of the Company and strengthened the confidence of investors in the Company.
In 2016, the Company was awarded the best investor relation prize under the "2016 China Financial Market – Awards for Listed Company (2016中國融資上市公司大獎)" by China Financial Market, a famous financial magazine.
CORPORATE MANAGEMENT AND INTERNAL CONTROL
Information Disclosure
The Company has always been upholding the high sense of responsibility to investors and discloses information in a true, accurate, complete, timely and fair manner in strict accordance with Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Rules Governing the Listing of Shares on the Shanghai Stock Exchange and the NYSE listing standards.
The Company attaches consistent importance to information disclosure and cautiously cope with the proposed information disclosure, especially sensitive information that is likely to cause price and market fluctuation. The Company has formulated Management Measures of Information Disclosure (《信息披露管理辦法》) and Rules Governing Inside Information and Persons with Knowledge Thereof (《內幕信息及知情人管理辦法》), which strictly specify the process of information screening, review, release and usage, and the provisions on persons with knowledge of information including registration and filing, confidentiality and punishment.
The general approval flow of the proposed information disclosure of the Company are in due order of Company Secretary (Secretary to the Board), President, Chairman and the Board (as authorized). Upon approval, the information manuscript will not be disclosed until executed by Company Secretary (Secretary to the Board).
102 ALUMINUM CORPORATION OF CHINA LIMITED

Report on Corporate Governance and Internal Control (Continued)
Chairman of the Company takes primary responsibility for information disclosure; the Board of the Company is the management organ of information disclosure; Company Secretary (Secretary to the Board) is in charge of work regarding information disclosure management in the ordinary course of business of the Company; and Office of the Board is the routine executive organ of information disclosure of the Company. The Supervisory Committee reviews and supervises the work of information disclosure of the Company on a regular or occasional basis. The Board of the Company conducts self-assessment on annul information disclosure and includes the assessment results in the assessment report on internal control of the Company.
Meetings of the Management
The management is responsible for the implementation of the Board resolutions for the Company and the organization of relevant operation and management activities. As and when required, the management convened president meetings which are chaired by the president and attended by the management personnel, and the presidential office meetings which are chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convened annual, interim and monthly work meetings in order to summarize and arrange works on a yearly, half yearly and monthly basis. The meetings have facilitated the organization, coordination, communication and supervision on the commencement and implementation of the Company's various operations.
2016 ANNUAL REPORT 103

Report on Corporate Governance and Internal Control (Continued)
Risk Management and Internal Control
The objectives of risk management and internal control are to give a reasonable assurance that the Company's management is lawful and compliant, that the assets are safe and that the financial reporting and related information are true and complete; to improve the operational efficiency and effectiveness; and to facilitate the achievement of the Company's development strategy. Internal control has its inherent limitations, so it only provides a reasonable guarantee for the achievement of the above goals. In addition, given inapplicability of internal control due to contingent changes or deterioration in the compliance of control policies and relevant procedures, projections on the effectiveness of the internal control in the future over the assessment results of the internal control are subject to certain risks.
The responsibilities of the Board of the Company include the establishment of complete risk management and internal control and its effective implementation. As a special committee established under the Board, Audit Committee of the Company has supervised and inspected the comprehensiveness and implementation of the risk management and internal control system of the Company, and regularly discussed with the management on the implementation of the risk management and internal control in order to ensure that the Company has established an effective risk management and internal control system. The Supervisory Committee conducts supervision on the establishment and implementation of risk management and internal control by the Board. The management is responsible for arrangement and leadership of the daily operation of the risk management and internal control of the Company. the Internal Audit Department of the Company, a functional department of the Company, is responsible for the risk management and internal control of the Company and carries out the specific implementation work. In 2016, the Internal Audit Department of the Company set up an internal auditing division and designated special personnel for risk management, which safeguarded the smooth implementation of risk management from the perspectives of organization and personnel.
104 ALUMINUM CORPORATION OF CHINA LIMITED

Report on Corporate Governance and Internal Control (Continued)
In 2016, the Company carried out basic work of comprehensive risk management in various departments of the headquarters of the Company and 25 entities of the Company, went through the risk management process including risk screening, assessment and coping strategy and presented work reports at different stages; This year, the Company carried out independent inspection on internal control in 9 subsidiaries, unannounced inspection in 5 subsidiaries and peer inspection in 15 subsidiaries, and duly straightened up the defects discovered in the inspections, thus taking proactive measures to prevent and control risks effectively.
The Audit Committee conducts two reviews over the risk management and internal control of the Company on an annual basis. On March 11, 2016, at the 22nd meeting of the Audit Committee under the fifth session of the Board of the Company, the Audit Committee reviewed the implementation of risk management and internal control of the Company in 2015 and its results as well as the work plan for 2016, approved resolutions including resolution in relation to the 2015 Internal Control Work Report, the 2015 Assessment Report on Internal Control, the 2015 Auditing Report on Internal Control and the 2016 Comprehensive Risk Management Report. On August 16, 2016, at the first meeting of the Audit Committee under the sixth session of the Board of the Company, the Audit Committee reviewed the progress of the assessment on internal control for the first half of 2016 and the work arrangement for the second half of the year. The Audit Committee under the Board reported the abovementioned work to the Board. On March 17, 2016, at the 29th meeting of the fifth session of the Board of the Company, the 2015 Assessment Report on Internal Control, the 2015 Auditing Report on Internal Control and the 2016 Comprehensive Risk Management Report were considered and approved.
On March 17, 2017, at the fourth meeting of the Audit Committee under the sixth session of the Board of the Company, the Audit Committee considered and approved the 2016 Work Report on Internal Control, the 2016 Assessment Report on Internal Control, the 2016 Auditing Report on Internal Control and the 2017 Comprehensive Risk Management Report, which were also considered and approved at the seventh meeting of the sixth session of the Board of the Company held on March 23, 2017. According to such reports, there were no material or significant defects in the internal control over the financial report and non-financial reports of the Company and Ernst & Young Hua Ming LLP, auditor of the Company, also confirmed that the Company had maintained effective internal control over financial report in all material aspects.
2016 ANNUAL REPORT 105

Report on Corporate Governance and Internal Control (Continued)
AUDITORS' REMUNERATION
Upon the approval at the 2015 annual general meeting of the Company held on 28 June 2016, Ernst & Young Hua Ming LLP and Ernst & Young (collectively "Ernst & Young") were reappointed as the 2016 domestic and international auditors of the Company. In particular, Ernst & Young Hua Ming LLP is mainly responsible for auditing the Company's domestic business and business in the U.S. while Ernst & Young is mainly responsible for auditing the Company's business in Hong Kong.
The aggregate fees in respect of audit and non-audit services provided by Ernst & Young during the year were RMB23.725 million, of which, non-audit services including the comfort letter issued for issuance of USD senior perpetual securities at a service charge of RMB0.50 million and comfort letters on calculation accuracy of profit forecast in relation to transactions such as disposal of environmental protection assets, joint mining of Maochang mine and acquisition of equity interests of Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd.* (中鋁集團山西交口興華科技股份有限公司) at a service charge of RMB0.68 million and the consultation and preparation of the environmental, social and governance reports at a service charge of RMB0.25 milion.
DIRECTORS' AND AUDITORS' ACKNOWLEDGMENT
All Directors acknowledged their responsibility for preparing the accounts for the year ended 31 December 2016. Auditor's reporting responsibilities are set out in the independent auditor's report on page 135 to 141.
COMPLIANCE AND EXEMPTION OF CORPORATE GOVERNANCE OBLIGATIONS IMPOSED BY NEW YORK STOCK EXCHANGE
Based on its listing rules, New York Stock Exchange ("NYSE") imposed a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign issuers to follow their respective "home country" practice and has granted waivers for compliance with corporate governance standards under NYSE listing rules. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.
The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:
106 ALUMINUM CORPORATION OF CHINA LIMITED

Report on Corporate Governance and Internal Control (Continued)
INDEPENDENT DIRECTORS CONSTITUTING THE MAJORITY
NYSE requires that the board of a listed company must comprise a majority of Independent Directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three independent Directors and six non-independent Directors, which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors during the reporting period.
CORPORATE GOVERNANCE COMMITTEE
NYSE requires a listed company to establish a Corporate Governance Committee under the board which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.
Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.
2016 ANNUAL REPORT 107

Significant Events

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law, the Securities Law, relevant provisions of the CSRC, Rules Governing the Listing of Stocks on Shanghai Stock Exchange ("Shanghai Stock Exchange Listing Rules") and Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to strictly comply with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will continue to enhance its corporate governance measures in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and contribute to the society and its shareholders by means of its satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has completely separated its business, staff, assets, organization and finance from its controlling shareholder. The Company has its independent and complete business and its own operations.

2.	ACQUISITIONS

The Company had no material acquisition required to be disclosed in this year.

3.	TRUST ARRANGEMENT

The Company had no trust arrangement required to be disclosed during the year.

4.	SUB-CONTRACTING

The Company had no sub-contracting arrangement required to be disclosed during the year.
108 ALUMINUM CORPORATION OF CHINA LIMITED

Significant Events (Continued)

5.	CHARGE AND PLEDGES

As at 31 December 2016, the Group charged and pledged assets with a total amount of RMB8,271 million, including property, plant and equipment, land use rights, intangible assets, investment in an associate, and trade and notes receivables for bank loans. In the meantime, the Group also obtained certain bank borrowings by pledging its contractual rights to charge users for electricity generated and investment in a subsidiary. Details please refer to note 24 to the financial statements.

6.	GUARANTEES

On 25 December 2006, Chalco Ningxia Energy Group Co., Ltd.(中鋁寧夏能源集團有限公司) (hereinafter referred to as "Ningxia Energy") entered into a guarantee contract with China Construction Bank – Yinchuan Xicheng Branch, providing a third-party joint and several liability for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd. (寧夏天淨神州風力發電有限公司) (50% of its equity interest was then held by Ningxia Energy, which was fully transferred in 2014 to Ningxia Yinxing Energy Co., Ltd. (寧夏銀星能源股份有限公司), a controlling subsidiary of Ningxia Energy) with a loan term of 14 years. As of 31 December 2016, the balance of the guarantee provided by Ningxia Energy in proportion to its shareholding amounted to RMB24 million.

On 20 January 2012, Ningxia Energy and China Development Bank entered into a contract of pledge for accounts receivable under RMB-denominated loan (《人民幣資金貸款應收賬款質押合同》), which offered a pledge guarantee of charging rights in respect of a project loan of RMB30 million in total for Ningxia Power Investment Corporation (a shareholder of Ningxia Energy) with a loan term of 12 years. As of 31 December 2016, both of the balances of the loan and the guarantee amounted to RMB8 million.

As of 31 December 2016, the balance of the guarantee mutually provided between Ningxia Energy (a non-wholly owned subsidiary of the Company) and its subsidiaries amounted to RMB1,832 million.
2016 ANNUAL REPORT 109

Significant Events (Continued)

In October 2013 and April 2014, Chalco Hong Kong Ltd. (hereinafter referred to as "Chalco Hong Kong") and its certain subsidiaries provided guarantee for USD350 million senior perpetual bonds and USD400 million senior perpetual bonds issued by Chalco Hong Kong Investment Company Limited. In October 2016, Chalco Hong Kong provided guarantee for USD500 million senior perpetual bonds issued by Chalco Hong Kong Investment Company Limited. As of 31 December 2016, Chalco Hong Kong Investment Company Limited had issued USD1,250 million senior perpetual bonds, and the balance of the guarantee provided by Chalco Hong Kong and its certain subsidiaries amounted to USD1,250 million (equivalent to approximately RMB8,671 million).

In February 2015, the Company entered into a guarantee contract with the Kunming Branch of Ping An Bank, pursuant to which the Company would provide guarantee in respect of a loan of up to RMB1,000 million in total in proportion to its 60% shareholding for Guizhou Huajin Aluminum Co., Ltd. (貴州華錦鋁業有限公司) (hereinafter referred to as "Guizhou Huajin"), a controlling subsidiary of the Company. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2016, Guizhou Huajin drew down a loan of RMB627 million under the principal contract, and the balance of guarantee provided for Guizhou Huajin by the Company in proportion to its shareholding amounted to RMB376 million.

In April 2015, the Company entered into a guarantee contract with the JIC Leasing (Shanghai) Co., Ltd., pursuant to which the Company would provide guarantee in respect of finance lease of up to RMB500 million in total in proportion to its 60% shareholding for Guizhou Huajin. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2016, Guizhou Huajin dealt with finance lease of RMB500 million under the principal contract, and the balance of guarantee provided to Guizhou Huajin by the Company in proportion to its shareholding amounted to RMB300 million.

In April 2015, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with the Guiyang Branch of Industrial Bank, pursuant to which the Company would provide a guarantee in respect of banking facilities up to RMB300 million in total in proportion to its 60% shareholding for Guizhou Huajin. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2016, Guizhou Huajin had taken out loans of RMB44 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB26 million.

110 ALUMINUM CORPORATION OF CHINA LIMITED

Significant Events (Continued)

In April 2016, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with the Jiaozuo Branch of China Construction Bank, pursuant to which the Company would provide a guarantee in respect of banking facilities up to RMB300 million in total for Chalco Zhongzhou Aluminum Co., Ltd. (a wholly-owned subsidiary, hereinafter referred to as "Chalco Zhongzhou"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2016, Chalco Zhongzhou had taken out loans of RMB240 million under the principal contract, and the balance of guarantee provided by the Company amounted to RMB240 million.

In August 2016, Chalco Shandong Co., Ltd. (hereinafter referred to as "Chalco Shandong") entered into a maximum amount guarantee agreement (《最高額保證合同》) with the Zibo Branch of China Construction Bank and the Zibo Branch of China CITIC Bank, pursuant to which the Company would provide a guarantee in respect of banking facilities up to RMB200 million in total for Chalco Shandong Engineering Technology Co., Ltd.(中鋁山東工程技術有限公司) (hereinafter referred to as "Chalco Engineering" (山東工程)). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2016, Shangdong Engineering had taken out loans of RMB200 million under the principal contract, and the balance of guarantee provided by the Company amounted to RMB200 million.

In December 2016, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with the Taiyuan Branch of Ping An Bank, pursuant to which the Company would provide a guarantee in respect of banking facilities up to RMB300 million in total in proportion to its 60% shareholding for Shanxi Huaze Aluminum & Power Co., Ltd. (a non-wholly owned subsidiary, hereinafter referred to as "Shanxi Huaze"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2016, Shanxi Huaze had taken out loans of RMB300 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB180 million.

7.	ENTRUSTED ASSET MANAGEMENT AND SHORT-TERM INVESTMENTS

Details of significant short-term investments of the Group for the year subject to disclosure are set out in note 15 to the financial statements.
2016 ANNUAL REPORT 111

Significant Events (Continued)

8.	PERFORMANCE OF UNDERTAKINGS

When the Company offered its A shares in 2007, for avoidance of non-competition, Chinalco made the following undertakings: the Company will acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares. If the Company proposes to acquire the pseudo-boehmite business from Chinalco, Chinalco shall dispose the aforesaid business, in accordance with fair and reasonable principles, to the Company at a fair price.

On 28 June 2016, the Company held the first meeting of the sixth session of the Board to consider the approve the acquisition of certain assets including pseudo-boehmite production line of Shanxi Aluminum Plant, the wholly-owned subsidiary of Chinalco, by Shanxi Branch of the Company. Up till now, the Company has entirely resolved the problem of horizontal competition on pseudo-boehmite business with Chinalco.

9.	PUNISHMENTS AND RECTIFICATIONS INVOLVED BY LISTED COMPANIES AND THEIR DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, AND DE FACTO CONTROLLERS

During the year, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from CSRC and public censures from stock exchanges.

112 ALUMINUM CORPORATION OF CHINA LIMITED

Significant Events (Continued)

10.	EXPLANATION OF OTHER SIGNIFICANT EVENTS

Listing and Trading of Shares Subject to Trading Moratorium Issued under Non-public Issuance

On 24 April 2015, the Company received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke (2015) No. 684) （《關於核准中國鋁業股份有限公司非公開發行股票的批覆》） issued by the China Securities Regulatory Commission approving the non-public issuance of no more than 1,450 million new shares by the Company. On 15 June 2015, the Company completed the non-public issuance of 1,379,310,344 A shares. Target subscribers, including Truvalue Asset Management Co., Ltd.* (創金合信基金管理有限公司), SWS MU (Shanghai) Asset Management Co., Ltd.* (申萬菱信（上海）資產管理有限公司), Caitong Fund Management Co., Ltd.* (財通基金管理有限公司), Tian An Property Insurance Co., Ltd.* (天安財產保險股份有限公司), Huaxia Life Insurance Co., Ltd.* (華夏人壽保險股份有限公司), Shangyin Ruijin Capital Management Co., Ltd.* (上銀瑞金資本管理有限公司), Bosera Fund Management Co., Ltd.* (博時基金管理有限公司) and Ping An UOB Fund Management Company Ltd.* (平安大華基金管理有限公司), undertook not to transfer such shares subscribed by each of them within 12 months from the completion of the issuance. On 14 June 2016, the Company published the Announcement on the Listing and Trading of Shares Subject to Trading Moratorium Issued under Non-public Issuance by Aluminum Corporation of China Limited. Following the expiry of the period of trading moratorium for the above target subscribers, the shares were officially listed and traded on 20 June 2016.

For details of the aforesaid matters please refer to the announcement of the Company published on 14 June 2016.

Extension of the Period of On-going Supervision for the Non-public Issuance

The Company completed the non-public issuance of A Share in June 2015 by engaging Ping An Securities Company Limited, (hereinafter referred to as "Ping An Securities"). as the sponsor thereof. Pursuant to relevant regulations under the Measures for the Administration of the Sponsorship of the Offering and Listing of Securities stipulated by CSRC, sponsors are obliged to exercise on-going supervision over issuers for a period including the remaining time span of the year of listing and the entire subsequent financial year. According to the aforesaid regulations, the period of on-going supervision by Ping An Securities over the Company should expired on 31 December 2016. Due to the remaining balance of the interest in the special account for proceeds of the Company, Ping An Securities will continue to perform its obligation of supervision until the proceeds in the special account for proceeds are fully used.

2016 ANNUAL REPORT 113

Significant Events (Continued)

Disposal of the Environmental Protection Business

On 30 May 2016, the transfer of the environmental protection assets in relation to the desulfurization, denitration and dedusting of the coal-fired generating units of five entities, namely Lanzhou Branch, Baotou Aluminum Co., Ltd., Shandong Huayu Alloy Materials Co., Ltd., Maliantai Power Station and Liupanshan Power Station of Chalco Ningxia Energy Group Co., Ltd., by way of public listing was considered and approved at the 34th meeting of the fifth session of the Board. On 29 June 2016, Beijing Aluminum SPC Environment Protection Tech Co., Ltd.* (北京鋁能清新環境技術有限公司) won the bid for the acquisition of the aforesaid environmental protection assets and entered into the Physical Assets Transaction Contract on the same day.

For details of the aforesaid matters please refer to the announcements of the Company published on 30 May 2016 and 29 June 2016, respectively.

Issuance of Overseas Senior Perpetual Securities

On 7 November 2016, Chalco Hong Kong Investment Company Limited, a subsidiary of the Company, successfully issued USD500,000,000 senior perpetual securities at a rate of 4.25% at the Hong Kong Stock Exchange.

For details of the aforesaid matters please refer to the announcements of the Company published on 1 November 2016 and 7 November 2016.

Transfer of Equity Interests in Jiaozuo Wanfang

During the period from 8 July 2016 to 27 September 2016, the Company reduced its shareholding by an aggregate of 16,628,098 shares of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.* (焦作萬方鋁業股份有限公司) ("Jiaozuo Wanfang") via the Shenzhen Stock Exchange centralized bidding trading system, representing approximately 1.39% of the total share capital of Jiaozuo Wanfang. The average price of this disposal was approximately RMB8.73 per share. After the disposal, the Company remained holding 12,953,959 shares of Jiaozuo Wanfang, representing approximately 1.09% of its total share capital.

114 ALUMINUM CORPORATION OF CHINA LIMITED

Significant Events (Continued)

During the period from 29 September 2016 to 26 January 2017, the Company reduced its shareholding by an aggregate of 12,953,959 shares of Jiaozuo Wanfang via the Shenzhen Stock Exchange centralized bidding trading system, representing approximately 1.09% of the total share capital of Jiaozuo Wanfang. The average price of this disposal was approximately RMB10.19 per share. After the disposal, the Company no longer holds any shares of Jiaozuo Wanfang.

For details of the aforesaid matters please refer to the announcements of the Company published on 27 September 2016 and 26 January 2017.

Development of Gold Leasing Financing

At the 34th meeting of the fifth session of the Board of the Company convened on 30 May 2016, the Company was approved to develop gold leasing for working capital financing purpose. On 6 June 2016, the Company and Beijing Branch of Bank of Communications Co., Ltd. developed working capital financing business via gold leasing with proceeds from financing amounting to RMB3 billion and the term of financing of 12 months. The proceeds from financing are used for replenishing the working capital for production and operation of the Company.

For details of the aforesaid matters please refer to the announcements of the Company published on 30 May 2016 and 6 June 2016.

11.	SIGNIFICANT SUBSEQUENT EVENTS

For other significant events after the reporting period, please refer to relevant disclosures made in note 43 to the financial statements.
2016 ANNUAL REPORT 115

Connected Transactions
Details of significant related party transactions of the Group for the year ended 31 December 2016 are set out in note 35 to the financial statements. Certain related party transactions also constitute connected transactions or continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and the Company confirms that such related party transactions have complied with applicable disclosure requirements in accordance with Chapter 14A of the Hong Kong Listing Rules. The details of the non-exempted connected transactions and continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules undertaken by the Group during the reporting period are set out below.
CONTINUING CONNECTED TRANSACTIONS
Set out below are the annual caps for the continuing connected transactions and the actual transaction amounts incurred by the Group in 2016. For the year ended 31 December 2016, the continuing connected transactions of the Group were calculated on an aggregated basis as follows:

		Aggregated consideration (for the year ended 31 December 2016)	Percentage of turnover (for the year ended 31 December 2016)	Annual cap for the year 2016
		(in RMB million)		(in RMB million)

Purchases of goods or services:

(A)	Comprehensive Social and Logistics Services Agreement (Counterparty: Aluminum Corporation of China)	307	0.21%	550

(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Aluminum Corporation of China)	2,223	1.54%	5,900

(C)	Mineral Supply Agreement (Counterparty: Aluminum Corporation of China)	66	0.05%	360

(D)	Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Aluminum Corporation of China)	1,525	1.06%	6,500

(E)	Land Use Rights Leasing Agreement (Counterparty: Aluminum Corporation of China)	435	0.30%	1,200

116 ALUMINUM CORPORATION OF CHINA LIMITED

Connected Transactions (Continued)

		Aggregated consideration (for the year ended 31 December 2016)	Percentage of turnover (for the year ended 31 December 2016)	Annual cap for the year 2016
		(in RMB million)		(in RMB million)

Purchases of goods or services: (Continued)

(F)	Fixed Assets Leases Framework Contract (Counterparty: Aluminum Corporation of China)	75	0.05%	110

(G)	Financial Services Agreement (Counterparty: Chinalco Finance Co., Ltd.)

	Daily cap of deposit balance (including accrued interests)	7,565	5.25%	Daily cap of deposit balance 8,000

	Other financial services	2	0%	50

(H)	Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.)	1,730	1.27%	10,000

	Sales of goods or services:

(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Aluminum Corporation of China)	10,938	7.59%	14,100

(F)	Fixed Assets Leases Framework Agreement (Counterparty: Aluminum Corporation of China)	33	0.02%	100

(I)	Labor Services and Engineering Services Agreement (Counterparty: Aluminum Corporation of China)	97	0.07%	300
2016 ANNUAL REPORT 117

Connected Transactions (Continued)

*

1.
The Company has adopted effective internal control policies to closely monitor the continuing connected transactions of the Group. The Audit Committee of the Company continuously conducts strict review on the continuing connected transactions to ensure the completeness and effectiveness of the internal control measures regarding the continuing connected transactions. The Independent Non-executive Directors of the Company have reviewed the above transactions and confirmed:

(i)	the transactions have been entered into in the ordinary and usual course of business of the Company;

(ii)	the terms of the transactions are fair and reasonable, and are in the interest of the Company's shareholders;

(iii)
the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from or offered to independent third parties; and

(iv)	the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2.
Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to conduct a limited assurance engagement on the above continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported the results of their procedures to the Board stating that:

a.	nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

b.
for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c.
nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d.
with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditor's attention that causes the auditor to believe that such continuing connected transactions have exceeded the maximum aggregate annual cap made by the Company in respect of each of the disclosed continuing connected transactions.

118 ALUMINUM CORPORATION OF CHINA LIMITED

Connected Transactions (Continued)
FURTHER INFORMATION ON THE CONTINUING CONNECTED TRANSACTIONS OF THIS YEAR

1.	Continuing Connected Transactions

(A)	Comprehensive Social and Logistics Services Agreement

Date of initial agreement:	5 November 2001

Date of supplemental agreement:	28 April 2015

Parties:	Aluminum Corporation of China as provider (for itself and on behalf of its subsidiaries)
The Company as recipient (for itself and on behalf of its subsidiaries)

Term:	Three years from 1 January 2016 to 31 December 2018

Nature of Transaction:	(i)
Social services: public security and firefighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services;

(ii)
Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services

Price determination:
The prices in respect of services are determined with reference to comparable local market prices. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

Payment term:	Monthly payment
For more detailed information on this continuing connected transaction, please refer to the announcements dated 28 April 2015 and 8 May 2015 of the Company.
2016 ANNUAL REPORT 119

Connected Transactions (Continued)

(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of initial agreement:	5 November 2001

Date of supplemental agreement:	28 April 2015

Parties:	Aluminum Corporation of China as both provider and recipient (for itself and on behalf of its subsidiaries)
The Company as both provider and recipient (for itself and on behalf of its subsidiaries)

Term:	Three years from 1 January 2016 to 31 December 2018

Nature of Transaction:

(a) Supplies and Ancillary Services Provided by Aluminum Corporation of China to the Company

(i)
Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

(ii) Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services;

(iii) Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services

120 ALUMINUM CORPORATION OF CHINA LIMITED

Connected Transactions (Continued)

	(b)	Supplies and Ancillary Services Provided by the Company to Aluminum Corporation of China

		(i)	Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, petroleum coke other relevant or similar supplies;

		(ii)	Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services

Price determination:	(1)	Provision of products and ancillary services to the Company by Aluminum Corporation of China:

(a)
Supplies: the price is determined with reference to the comparable local market prices. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions;

(b)
Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(c)
Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries.

2016 ANNUAL REPORT 121

Connected Transactions (Continued)

(2)	Provision of products and ancillary services to Aluminum Corporation of China by the Company:

	(a)	Products:

(i)
Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange;

(ii)
Aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

(iii)
Other products: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries.

122 ALUMINUM CORPORATION OF CHINA LIMITED

Connected Transactions (Continued)

	(b)	Supporting services and ancillary production services:

(i)
Electricity supply: the price is determined with reference to the government-prescribed price, which refers to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites from time to time;

(ii)
Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(iii)
Other services: the price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

Payment term:	Cash on delivery

For more detailed information on this continuing connected transaction, please refer to the announcements dated 28 April 2015 and 8 May 2015 and the circular dated 2 June 2015 of the Company.
2016 ANNUAL REPORT 123

Connected Transactions (Continued)

(C)	Mineral Supply Agreement

Date of initial agreement:	5 November 2001

Date of supplemental agreement:	28 April 2015

Parties:	Aluminum Corporation of China as supplier (for itself and on behalf of its subsidiaries)
The Company as recipient (for itself and on behalf of its subsidiaries)

Term:	Three years from 1 January 2016 to 31 December 2018

Nature of Transaction:
Supply of bauxite and limestone to the Company by Aluminum Corporation of China; before meeting the Company's bauxite and limestone requirements, Aluminum Corporation of China is not entitled to provide bauxite and limestone to any third parties

Price determination:	(1)
For the supplies of bauxite and limestone from Aluminum Corporation of China own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labor costs); and

(2) For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Aluminum Corporation of China to such third parties

Payment term:	Cash on delivery

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 April 2015.
124 ALUMINUM CORPORATION OF CHINA LIMITED

Connected Transactions (Continued)

(D)	Provision of Engineering, Construction and Supervisory Services Agreement

Date of initial agreement:	5 November 2001

Date of supplemental agreement:	28 April 2015

Parties:	Aluminum Corporation of China as provider and recipient (for itself and on behalf of its subsidiaries)
The Company as recipient and provider (for itself and on behalf of its subsidiaries)

Term:	Three years from 1 January 2016 to 31 December 2018

Nature of Transaction:
Services provided by Aluminum Corporation of China to the Company include engineering design, construction and supervisory services as well as relevant research and development operations. Services provided by the Company to Aluminum Corporation of China include engineering design services

Price determination:	Services are provided according to government guidance price; and if there is none, the Market Price

Payment term:	10 to 20% before service; a maximum of 70% during provision of service; and 10 to 20% upon successful provision of service

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 April 2015 and the circular dated 2 June 2015.
2016 ANNUAL REPORT 125

Connected Transactions (Continued)

(E)	Land Use Rights Leasing Agreement

Date of initial agreement:	5 November 2001

Parties:	Aluminum Corporation of China as landlord (for itself and on behalf of its subsidiaries)
The Company as tenant (for itself and on behalf of its subsidiaries)

Term:	50 years expiring on 30 June 2051

As previously disclosed in the letter dated 27 December 2006 from Taifook Capital Limited ("Taifook Letter"), the then independent financial adviser to the Independent Board Committee and independent shareholders in relation to certain continuing connected transactions, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation. Given that (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities, such relocation may be deemed difficult and infeasible. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:	470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, all of which are located in the PRC

Price determination:	The rent shall be negotiated every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer

Payment term:	monthly payment

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 April 2015.
126 ALUMINUM CORPORATION OF CHINA LIMITED

Connected Transactions (Continued)

(F)	Fixed Assets Lease Framework Agreement

Date of initial agreement:	28 April 2015

Parties:	Aluminum Corporation of China as landlord and tenant (for itself and on behalf of its subsidiaries)
The Company as landlord and tenant (for itself and on behalf of its subsidiaries)

Term:	Three years from 1 January 2016 to 31 December 2018

Fixed assets:
Buildings, constructions, machinery, apparatus, transportation facilities as well as equipment, appliance or tools and other fixed assets owned by either party in relation to the production and operation

Price determination:	The rent shall be adjusted every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer

Payment term:	Monthly payment

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 April 2015.
2016 ANNUAL REPORT 127

Connected Transactions (Continued)

(G)	Financial Services Agreement

Date of initial agreement:	26 August 2011

Date of renewed agreement:	28 April 2015

Parties:	The Company as the recipient
Chinalco Finance Co., Ltd. ("Chinalco Finance") as the provider

Term:	Three years from 26 August 2015 to 25 August 2018

Nature of Transaction:
Chinalco Finance agreed to provide deposit services, settlement services, credit services and miscellaneous financial services in accordance with the provisions and conditions set out in the renewed financial services agreement. Within the validity period of the renewed financial services agreement, the maximum daily deposit balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB8 billion; The maximum daily loan balance (including accrued interests) provided by Chinalco Finance to the Group shall not exceed RMB10 billion; the annual service fees charged by Chinalco Finance for miscellaneous financial services provided to the Group shall not exceed RMB50 million and Chinalco Finance will provide the Company with settlement services for free

For more detailed information on this continuing connected transaction, please refer to the announcement dated 28 April 2015 and the circular dated 2 June 2015 of the Company.
128 ALUMINUM CORPORATION OF CHINA LIMITED

Connected Transactions (Continued)

(H)	Finance Lease Agreement

Date of initial agreement:	27 August 2015

Date of renewed agreement:	13 November 2015

Parties:	The Company as the lessee (for itself and on behalf of its subsidiaries)
Chinalco Finance Lease Co., Ltd.*(中鋁融資租賃有限公司) as the lessor (for itself and on behalf of its subsidiaries)

Term:	Three years from 1 January 2016 to 31 December 2018

Nature of Transaction:
Pursuant to the finance lease framework agreement, Chinalco Lease will provide finance lease services to the Group, and at any time within the period from 1 January 2016 to 13 December 2018, the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB10 billion

For more detailed information on this continuing connected transaction, please refer to the announcements of the Company dated 27 August 2015, 8 September 2015 and 13 November 2015 and the circular of the Company dated 14 December 2015, respectively.

2016 ANNUAL REPORT 129

Connected Transactions (Continued)

(I)	Labor Services and Engineering Services Agreement

Date of initial agreement:	13 November 2015

Date of renewed agreement:	28 June 2016

Parties:	The Company, as provider (for itself and on behalf of its subsidiaries); and
Aluminum Corporation of China, as recipient (for itself and on behalf of its subsidiaries)

Term:	Three years from 1 January 2016 to 31 December 2018

Nature of Transaction:
The Company provided engineering services such as engineering design, engineering construction, and laboring services such as equipment repairs, logistics management services, etc. to Aluminum Corporation of China

Pricing:
The price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions

Payment:	Aluminum Corporation of China shall make payment within three months upon the rendering of services by the Company and the settlement thereof

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 June 2016.
130 ALUMINUM CORPORATION OF CHINA LIMITED

Connected Transactions (Continued)
CONNECTED TRANSACTIONS RELATED TO ACQUISITION AND DISPOSAL OF ASSETS
Disposal of Certain Assets by Chalco Shandong Co., Ltd* (中鋁山東有限公司) to Shandong Aluminum Industry Co., Ltd* (山東鋁業公司)
On 30 March 2016, as considered and approved at the 30th meeting of the fifth session of the Board of the Company, Chalco Shandong Co., Ltd* (中鋁山東有限公司) ("Chalco Shandong"), a wholly-owned subsidiary of the Company, entered into an assets transfer agreement with Shandong Aluminum Industry Co., Ltd* (山東鋁業公司) ("Shandong Aluminum"), a wholly-owned subsidiary of Aluminum Corporation of China. Pursuant to which, Chalco Shandong disposed certain assets to Shandong Aluminum, including limestone production line, ore concentrate plant and supporting facilities, fly ash brick production lines in thermal power plant, water plant, office buildings, 3-supplies and 1-management assets (i.e. water/power/air supply and property management). The consideration was the appraisal value of the above mentioned assets of RMB76,623,800. For details about the above mentioned assets disposal, please refer to the announcement dated 30 March 2016 of the Company.
Disposal of Certain Assets by Henan Branch of Aluminum Corporation of China Limited to China Great Wall Aluminum Corporation* (中國長城鋁業公司)
On 30 March 2016, as considered and approved at the 30th meeting of the fifth session of the Board of the Company, Henan Branch of the Company ("Henan Branch"), entered into an assets transfer agreement with China Great Wall Aluminum Corporation* (中國長城鋁業公司) ("Great Wall Aluminum"), a wholly-owned subsidiary of Aluminum Corporation of China. Pursuant to which, Henan Branch disposed certain assets to Great Wall Aluminum, including monitoring station, certain mechanical and electrical equipment, sewage treatment plant, premises and other assets. The consideration was the appraisal value of the above mentioned assets of RMB170,086,900. For details about the above mentioned assets disposal, please refer to the announcement dated 30 March 2016 of the Company.
2016 ANNUAL REPORT 131

Connected Transactions (Continued)
Disposal of Certain Assets by Shanxi Branch of Aluminum Corporation of China Limited to Shanxi Aluminum Plant
On 30 March 2016, as considered and approved at the 30th meeting of the fifth session of the Board of the Company, Shanxi Branch of the Company ("Shanxi Branch"), entered into an assets transfer agreement with Chinalco Shanxi Aluminum Plant (中鋁公司山西鋁廠) ("Shanxi Aluminum Plant"), a wholly-owned subsidiary of Aluminum Corporation of China. Pursuant to which, Shanxi Branch disposed certain assets to Shanxi Aluminum Plant, including computer control information centre, hydropower plant, maintenance service plant, mine service plant, repair plant, gas station and other related assets. The consideration was the appraisal value of the above mentioned assets of RMB227,907,900. For details about the above mentioned assets disposal, please refer to the announcement dated 30 March 2016 of the Company.
Joint Development of Guizhou Maochang Bauxite Mine with Aluminum Corporation of China and Acquisition of Certain Income Sharing Rights by the Company
On 28 June 2016, as considered and approved at the first meeting of the sixth session of the Board of the Company, the Company and Aluminum Corporation of China entered into an cooperative exploration agreement, pursuant to which the Company acquired 58.15% of income sharing rights in Maochang mine by making contribution with construction investment in the Maochang Mine at a carrying value of RMB660 million. On the same day, the Company and Aluminum Corporation of China entered into an income sharing rights transfer agreement, pursuant to which the Company acquired 80% of the income sharing rights of Maochang mine owned by Aluminum Corporation of China under the cooperative exploration agreement at a consideration of RMB349.95 million. Upon the transfer of the income sharing rights, the Company owned approximately 91.63% of the total income sharing rights of Maochang mine. For details about the above matters, please refer to the announcement dated 28 June 2016 of the Company.
132 ALUMINUM CORPORATION OF CHINA LIMITED

Connected Transactions (Continued)
Acquisition of 60% Equity Interests in Chinalco Shanghai Company Limited* by the Company
On 28 June 2016, the first meeting of the sixth session of the Board of the Company considered and approved the participation by the Company in the bidding for 60% of the equity interests in Chinalco Shanghai Company Limited* ("Chinalco Shanghai"), a wholly-owned subsidiary of Aluminum Corporation of China, which was subject to the approval at the general meeting of the Company. On 5 August 2016, the Company submitted the letter of intent in respect of the equity acquisition to SUAEE. On 8 August 2016, the Company was affirmed as the acquirer of the equity interest in Chinalco Shanghai, with the final bidding price of RMB2,113,760.8 thousand. On the same day, the Company officially entered into an equity transfer agreement subject to conditions precedent with Aluminum Corporation of China. On 6 September 2016, the 2016 second extraordinary general meeting of the Company considered and approved the acquisition of 60% equity interests in Chinalco Shanghai by the Company. For details about the above matters, please refer to the announcements dated 28 June 2016 and 8 August 2016, and the circular dated 23 August 2016 of the Company.
Acquisition of Pseudoboehmite Production Lines and Other Assets of Shanxi Aluminum Plant by Shanxi Branch of Aluminum Corporation of China Limited
On 28 June 2016, as considered and approved at the first meeting of the sixth session of the Board of the Company, Shanxi Branch of Aluminum Corporation of China Limited ("Shanxi Branch") entered into an assets transfer agreement with Shanxi Aluminum Plant, a wholly-owned subsidiary of Aluminum Corporation of China. Pursuant to which, Shanxi Branch acquired the Pseudoboehmite and activated silicon power production lines and other assets of Shanxi Aluminum Plant at a consideration of RMB43,061.4 thousand, i.e. the appraisal value of the foresaid assets. For details about the above matters, please refer to the announcement dated 28 June 2016 of the Company.
2016 ANNUAL REPORT 133

Connected Transactions (Continued)
Transfer of Certain Water Assets by the Company
On 3 November 2016, as considered and approved at the fourth meeting of the sixth session of the Board of the Company, the water assets of 10 subsidiaries of the Company, namely Chalco Zhongzhou Aluminum Co., Ltd., Guangxi Branch of Aluminum Corporation of China Limited, Henan Branch of Aluminum Corporation of China Limited, Lanzhou Branch of Aluminum Corporation of China Limited, Liancheng Branch of Aluminum Corporation of China Limited, Liupanshan Thermal Power Plant of Chalco Ningxia Energy Group Co., Ltd., Shanxi Branch of Aluminum Corporation of China Limited, Shanxi Huasheng Aluminum Co., Ltd., Fushun Aluminum Co., Ltd. and Chalco Zunyi Alumina Co., Ltd. were approved to transfer by way of public tender. Since the Company was advised that a subsidiary of Aluminum Corporation of China may bid for such assets. If it wins the bid, the transaction will constitute a connected transaction and subject to the approval at the general meeting of the Company. Thereafter, as the conditions of the foresaid transfer by way of public tender had not been satisfied, the transaction did not carry out. For details about the above matters, please refer to the announcements dated 3 November 2016 and 30 November 2016 of the Company.
Acquisition of 66% Equity Interests in Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd.* by the Company
On 3 November 2016, the participation in the bidding for 66% equity interests in Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd.* ("Xinghua Technology") by the Company and Chalco Shandong Co., Ltd.* ("Chalco Shandong", the wholly-owned subsidiary of the Company) which are jointly held by Shanxi Aluminum Plant and Shandong Aluminum Company(both being wholly-owned subsidiaries of Aluminum Corporation of China) by way of public tender, was considered and approved at the fourth meeting of the sixth session of the Board of the Company. On 2 December 2016, the Company submitted the letter of intent in respect of the equity acquisition to the China Beijing Equity Exchange. On 5 December 2016, the Company and Chalco Shandong were affirmed as the acquirers of the foresaid equity interest, with the final bidding price of RMB515,521.4 thousand. On the same day, the Company and Chalco Shandong officially entered into equity transfer agreements with Shanxi Aluminum Plant and Shandong Aluminum Company, respectively. For details about the above matters, please refer to the announcements dated 3 November 2016 and 5 December 2016 of the Company.
134 ALUMINUM CORPORATION OF CHINA LIMITED

Independent Auditor's Report

To the shareholders of Aluminum Corporation of China Limited
(Established in the People's Republic of China with limited liability)
OPINION
We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (the "Group") set out on pages 142 to 332, which comprise the consolidated statement of financial position as at 31 December 2016, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.
In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2016, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.
BASIS FOR OPINION
We conducted our audit in accordance with International Standards on Auditing ("ISAs") issued by the International Auditing and Assurance Standards Board ("IAASB"). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the "Code") issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
2016 ANNUAL REPORT 135

Independent Auditor's Report (Continued)
KEY AUDIT MATTERS
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.
We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matter	How our audit addressed the key audit matter

Recognition of deferred tax assets

As at 31 December 2016, the Group had recorded net deferred tax assets of RMB1,427 million in the financial statements resulting from temporary differences and tax losses carried forward. The Group recognizes these deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax assets to be recovered. The probability of recovery is impacted by uncertainties regarding the likely timing and level of future taxable profits together with tax planning strategies and the expiration dates of the losses. Due to the inherent uncertainty involved in determining the recoverability of the deferred tax assets, this is an area of focus for our audit.

The Group's accounting policies and estimations on deferred tax assets are disclosed in notes 2.25 and 3, and details of deferred tax assets are disclosed in note 11 to the financial statements.

Our audit procedures included, amongst others, evaluating the assumptions and methodologies used by the Group in estimating future taxable profits. We evaluated management's assumptions in determining the future available taxable profits, specifically the future price of aluminum, and compared this with published forecasts issued by external industry analysts. We involved our tax specialists to assist us in evaluating the technical merits from a tax perspective of management's analysis. We tested the design and operation of internal control over the recognition process of deferred tax. We also focused on the adequacy of the disclosures included in note 11 to the financial statements regarding deferred tax assets.

136 ALUMINUM CORPORATION OF CHINA LIMITED

Independent Auditor's Report (Continued)

KEY AUDIT MATTERS (Continued)

Key audit matter	How our audit addressed the key audit matter

Impairment of property, plant and equipment

The Group's property, plant and equipment ("PPE") amounting to RMB90,526 million as at 31 December 2016, comprised the largest portion of assets representing 47.63% of the Group's total assets and 85.64% of the long-lived assets. Management assessed impairment indicators for these items of PPE. For those with Impairment Indicators identified, management performed impairment testing by determining the recoverable amounts of the cash generating units ("CGUs") that the PPE belong to. The estimation of the recoverable amounts involved estimation of the discounted future cash flows which required significant judgement and estimation, specifically the future price of aluminum, production costs, operating expenses, discount rate and etc. Due to the inherent uncertainty involved in forecasting and discounting the future cash flows, which is the basis of the recoverable amounts, this is one of the key judgemental areas that our audit was focused on.

The Group's accounting policies and estimations of impairment of property, plant and equipment are disclosed in notes 2.12 and 3, and details of the Group's impairment tests of property, plant and equipment are disclosed in note 6 to the financial statements.

Our audit procedures included, amongst others, an evaluation of the Group's assumptions used by management in determining the recoverable amounts for impairment testing purposes. We evaluated management's assumptions in determining the recoverable amounts of the CGUs that the PPE belong to, specifically the future price of aluminum by considering the forecast aluminum price and market trend as provided by external industry analysts. We also evaluated and challenged other key assumptions such as production volume, production costs and operating expenses by comparing the key assumptions to historical data, existing supporting documentation, evidence obtained subsequent to year-end, and industry forecasts. We involved our internal valuation specialists to assist us in evaluating the methodology and discount rate used in the calculation of value in use. In addition, we tested the design and operation of internal controls in place over the asset impairment testing. We also assessed the adequacy of the Group's disclosures included in note 6 to the financial statements regarding the key assumptions on impairment assessment.

2016 ANNUAL REPORT 137

Independent Auditor's Report (Continued)

KEY AUDIT MATTERS (Continued)

Key audit matter	How our audit addressed the key audit matter

Impairment of goodwill

The Group had goodwill amounting to RMB2,347 million as at 31 December 2016. Management performs goodwill impairment testing annually or more frequently if events or changes of circumstances indicate a potential impairment. The impairment testing was performed by comparing the recoverable amount of the CGU that goodwill is allocated to and the carrying value of goodwill. The determination of the recoverable amount involves estimation of the CGU's discounted future cash flows which requires significant judgement and estimation, specifically the future price of aluminum, production costs, operating expenses, discount rate, growth rate and etc. The annual impairment test is significant to our audit because the assessment process is complex and requires significant judgement.

The Group's accounting policies and estimation of goodwill impairment are disclosed in notes 2.12 and 3, and details the Group's goodwill are disclosed in note 5 to the financial statements.

Our audit procedures included, amongst others, an evaluation of the Group's key assumptions adopted by management in determining the recoverable amount for goodwill impairment purposes. We evaluated management's assumptions of the CGU, including the future price of aluminum and the growth rate by considering the forecast aluminum price and market trend as provided by external industry analysts. We also evaluated and challenged other key assumptions, such as production volume, production costs, operating expenses, discount rate and etc. We involved our internal valuation specialists to assist us in evaluating the technique and discount rate used in the calculation of value in use. In addition, we tested the design and operation of internal controls in place over the goodwill impairment testing. We also assessed the adequacy of the Group's disclosures included in note 5 to the financial statements regarding the key assumptions of impairment assessment.

138 ALUMINUM CORPORATION OF CHINA LIMITED

Independent Auditor's Report (Continued)
OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT
The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.
The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.
2016 ANNUAL REPORT 139

Independent Auditor's Report (Continued)
AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•
Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

140 ALUMINUM CORPORATION OF CHINA LIMITED

Independent Auditor's Report (Continued)
AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
The engagement partner on the audit resulting in this independent auditor's report is Bennett S.H. Wai.
Ernst & Young
Certified Public Accountants
Hong Kong
23 March 2017
2016 ANNUAL REPORT 141

Consolidated Statement of Financial Position	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	31 December 2016	31 December 2015
			(restated)

ASSETS
Non-current assets
Intangible assets	5	10,608,791	10,439,015
Property, plant and equipment	6	90,525,652	91,626,428
Investment properties	7	1,245,033	–
Land use rights	8	3,325,286	3,450,355
Investments in joint ventures	9(a)	6,240,200	5,150,887
Investments in associates	9(b)	5,926,533	5,602,701
Available-for-sale financial investments	10	164,393	130,440
Deferred tax assets	11	1,426,707	1,362,995
Other non-current assets	12	4,188,121	9,833,179

Total non-current assets		123,650,716	127,596,000

Current assets
Inventories	13	17,903,986	20,341,312
Trade and notes receivables	14	7,327,181	5,143,486
Other current assets	15	15,244,812	15,914,262
Financial assets at fair value through profit or loss	36.1/36.2	54,756	2,058
Available-for-sale financial investments	10	–	224,820
Restricted cash and time deposits	16	2,087,447	1,801,239
Cash and cash equivalents	16	23,808,048	20,756,202

		66,426,230	64,183,379

Assets of a disposal group classified as held for sale		–	200,187
Non-current assets held for sale		–	78,838

Total current assets		66,426,230	64,462,404

Total assets		190,076,946	192,058,404

142 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Consolidated Statement of Financial Position (Continued)

	Notes	31 December 2016	31 December 2015
			(restated)

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	17	14,903,798	14,903,798
Other reserves	18	27,692,441	29,833,178
Accumulated losses
– proposed final dividend for the year	33	–	–
– others		(4,488,590)	(4,781,084)

		38,107,649	39,955,892

Non-controlling interests		17,479,840	11,937,634

Total equity		55,587,489	51,893,526

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	19	47,322,748	54,000,874
Other non-current liabilities	21	3,237,741	3,350,559
Deferred tax liabilities	11	984,304	1,006,155

Total non-current liabilities		51,544,793	58,357,588

2016 ANNUAL REPORT 143

Consolidated Statement of Financial Position (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	31 December 2016	31 December 2015
			(restated)

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Trade and notes payables	23	11,285,334	14,726,544
Other payables and accrued liabilities	22	13,006,678	12,090,570
Financial liabilities at fair value through profit or loss	36.1/36.2	3,575	161,700
Income tax payable		356,683	43,356
Interest-bearing loans and borrowings	19	58,292,394	54,761,255

		82,944,664	81,783,425

Liabilities of a disposal group classified as held for sale		–	23,865

Total current liabilities		82,944,664	81,807,290

Total liabilities		134,489,457	140,164,878

Total equity and liabilities		190,076,946	192,058,404

Net current liabilities		16,518,434	17,344,886

Total assets less current liabilities		107,132,282	110,251,114
The accompanying notes are an integral part of these financial statements.

Yu Dehui Director	Zhang Zhankui Chief Financial Officer
144 ALUMINUM CORPORATION OF CHINA LIMITED

Year ended 31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Consolidated Statement of Comprehensive Income

		2016	2015
	Notes		(restated)

Revenue	4	144,065,518	123,475,434
Cost of sales		(133,508,536)	(120,982,778)

Gross profit		10,556,982	2,492,656

Selling and distribution expenses		(2,065,453)	(1,784,114)
General and administrative expenses		(3,348,345)	(2,346,565)
Research and development expenses		(168,862)	(168,870)
Impairment loss on property, plant and equipment	6	(57,080)	(10,011)
Other income	26	745,206	1,771,027
Other gains, net	27	166,633	5,023,600
Finance income	28	815,678	812,367
Finance costs	28	(5,004,715)	(5,960,993)
Share of profits and losses of:
Joint ventures	9(a)	(95,508)	23,238
Associates	9(b)	115,091	284,531

Profit before income tax		1,659,627	136,866

Income tax (expense)/benefit	31	(404,172)	230,147

Profit for the year		1,255,455	367,013

Profit attributable to:
Owners of the parent		402,494	148,622
Non-controlling interests		852,961	218,391

		1,255,455	367,013

Basic and diluted earnings per share attributable to ordinary equity holders of the parent (expressed in RMB per share)	32	0.02	0.01

2016 ANNUAL REPORT 145

Consolidated Statement of Comprehensive Income (Continued)	Year ended 31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

	2016	2015
		(restated)

Other comprehensive income, net of tax:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Available-for-sale investments:
Changes in fair value	104,103	57,940
Reclassification adjustments for gains included in profit or loss
– Gain on disposal	(102,854)	–
Income tax effect	(13,288)	–
(Transfer out)/share of other comprehensive income of an associate	(4,658)	4,658
Exchange differences on translation of foreign operations	657,531	499,837

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	640,834	562,435

Total other comprehensive income, net of tax	640,834	562,435

Total comprehensive income for the year	1,896,289	929,448

Total comprehensive income for the year attributable to:
Owners of the parent	1,043,328	711,057
Non-controlling interests	852,961	218,391

	1,896,289	929,448

Details of the dividends payable and proposed for the year are disclosed in note 33 to the financial statements.
The accompanying notes are an integral part of these financial statements.
146 ALUMINUM CORPORATION OF CHINA LIMITED

Year ended 31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Consolidated Statement of Changes in Equity

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available- for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	(note 17)

At 1 January 2016	14,903,798	19,578,582	674,094	5,867,557	98,700	62,598	2,019,288	312,538	(4,677,058)	38,840,097	11,457,339	50,297,436
Add: Adjustment due to business combinations under common control	–	960,947	258,494	–	380	–	–	–	(104,026)	1,115,795	480,295	1,596,090

At 1 January 2016 (restated)	14,903,798	20,539,529	932,588	5,867,557	99,080	62,598	2,019,288	312,538	(4,781,084)	39,955,892	11,937,634	51,893,526
Profit for the year	–	–	–	–	–	–	–	–	402,494	402,494	852,961	1,255,455

Other comprehensive income for the year
Changes in fair value of available-for-sale financial assets	–	–	–	–	–	90,815	–	–	–	90,815	–	90,815
Transfer out due to disposal of available-for-sale financial assets, net of tax	–	–	–	–	–	(102,854)	–	–	–	(102,854)	–	(102,854)
Transfer out of share of other comprehensive income of an associate	–	–	–	–	–	(4,658)	–	–	–	(4,658)	–	(4,658)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	657,531	–	657,531	–	657,531

Total comprehensive income for the year	–	–	–	–	–	(16,697)	–	657,531	402,494	1,043,328	852,961	1,896,289

Release of deferred government subsidies	–	–	20,290	–	–	–	–	–	–	20,290	–	20,290
Business combinations under common control (note 38)	–	(3,010,627)	–	–	–	–	–	–	–	(3,010,627)	–	(3,010,627)
Dividends distributed by subsidiaries to non-controlling shareholders	–	–	–	–	–	–	–	–	–	–	(8,941)	(8,941)
Capital injection from non-controlling shareholders	–	176,615	–	–	–	–	–	–	–	176,615	1,661,925	1,838,540
Other appropriations	–	–	–	–	23,182	–	–	–	–	23,182	(13,375)	9,807
Share of reserves of joint ventures and associates (note 9)	–	–	–	–	8,969	–	–	–	–	8,969	–	8,969
Issuance of senior perpetual securities	–	–	–	–	–	–	–	–	–	–	3,374,398	3,374,398
Coupon accrued for other equity instruments	–	–	–	–	–	–	110,000	–	(110,000)	–	–	–
Other equity instruments' distribution	–	–	–	–	–	–	(110,000)	–	–	(110,000)	(324,762)	(434,762)

At 31 December 2016	14,903,798	17,705,517	952,878	5,867,557	131,231	45,901	2,019,288	970,069	(4,488,590)	38,107,649	17,479,840	55,587,489

2016 ANNUAL REPORT 147

Consolidated Statement of Changes in Equity (Continued)	Year ended 31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available- for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

At 1 January 2015	13,524,488	13,098,082	674,094	5,867,557	187,858	–	–	(187,299)	(4,864,089)	28,300,691	11,353,155	39,653,846
Add: Adjustment due to business combinations under common control	–	960,947	258,494	–	–	–	–	–	(46,329)	1,173,112	479,102	1,652,214

At 1 January 2015 (restated)	13,524,488	14,059,029	932,588	5,867,557	187,858	–	–	(187,299)	(4,910,418)	29,473,803	11,832,257	41,306,060
Profit for the year	–	–	–	–	–	–	–	–	148,622	148,622	218,391	367,013

Other comprehensive income for the year
Gain on available-for-sale financial assets	–	–	–	–	–	57,940	–	–	–	57,940	–	57,940
Share of other comprehensive income of an associate	–	–	–	–	–	4,658	–	–	–	4,658	–	4,658
Exchange differences related to foreign operations	–	–	–	–	–	–	–	499,837	–	499,837	–	499,837

Total comprehensive income for the year	–	–	–	–	–	62,598	–	499,837	148,622	711,057	218,391	929,448

Issuance of A shares	1,379,310	6,518,162	–	–	–	–	–	–	–	7,897,472	–	7,897,472
Business combination under common control	–	(37,662)	–	–	–	–	–	–	–	(37,662)	–	(37,662)
Disposal of subsidiaries	–	–	–	–	(5,405)	–	–	–	–	(5,405)	5,686	281
Issuance of perpetual medium-term notes	–	–	–	–	–	–	2,000,000	–	–	2,000,000	–	2,000,000
Capital injection from non-controlling shareholders	–	–	–	–	–	–	–	–	–	–	261,000	261,000
Other appropriation	–	–	–	–	(81,302)	–	–	–	–	(81,302)	(16,081)	(97,383)
Share of reserves of joint ventures and associates	–	–	–	–	11,878	–	–	–	–	11,878	–	11,878
Partial disposal of Jiaozuo Wangfang	–	–	–	–	(13,949)	–	–	–	–	(13,949)	–	(13,949)
Dividends distributed by subsidiaries to non-controlling shareholders	–	–	–	–	–	–	–	–	–	–	(65,853)	(65,853)
Other equity instruments' distribution	–	–	–	–	–	–	19,288	–	(19,288)	–	(297,766)	(297,766)

At 31 December 2015	14,903,798	20,539,529	932,588	5,867,557	99,080	62,598	2,019,288	312,538	(4,781,084)	39,955,892	11,937,634	51,893,526

The accompanying notes are an integral part of these financial statements.
148 ALUMINUM CORPORATION OF CHINA LIMITED

Year ended 31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Consolidated Statement of Cash Flows

		2016	2015
	Notes		(restated)

Net cash flows from operating activities	34	11,518,674	7,297,055

Investing activities
Purchases of intangible assets		(286,282)	(34,610)
Purchases of property, plant and equipment		(6,241,596)	(9,198,263)
Purchases of land use rights		(20,963)	(139,624)
Purchases of investment properties		(41,982)	–
Proceeds from disposal of property, plant and equipment		271,609	805,764
Proceeds from disposal of a joint venture and an associate		–	1,857,993
Proceeds from disposal of land use rights		–	554,554
Cash consideration paid for business combinations under common control	38	(2,456,512)	(30,000)
Proceeds from disposal of the environmental protection business	39	1,754,365	–
Proceeds from disposal of subsidiaries and Alumina Production Line of Guizhou Branch of the Company		1,568,914	1,568,950
Interest received from unpaid disposal proceeds		353,665	389,758
Interest received from loans and borrowings to others		31,657	14,639
Proceeds from disposal of Chalco Iron Holdings Limited, net of cash disposed of		2,877,391	2,680,288
Disposal of Shanxi Huaxing Alumina Co., Ltd. ("Shanxi Huaxing"), net of cash disposed of		–	590,650
Disposal of Ningxia Photovoltaic subsidiaries, net of cash disposed of		–	(189)
Investments in joint ventures		(1,134,512)	(10,263)
Investments in associates		(30,000)	(1,365,230)
Prepaid equity investment		–	(150,000)
Proceeds from dividends and disposal of available-for-sale investments		474,404	4,410,780
Investment income from financial products	27	15,905	38,469
Dividend received		65,083	320,857
Decrease in restricted cash		–	8,500
Increase in time deposits		(21,700)	(51,000)
Cash paid for settlement of futures, options and forward foreign exchange contracts		(2,006,583)	(680,685)
Loans to related parties	35	(547,957)	(140,000)
Loans repaid by related parties		213,354	111,000
Asset-related government grants received		164,547	840,769

Net cash flows (used in)/from investing activities		(4,997,193)	2,393,107

2016 ANNUAL REPORT 149

Consolidated Statement of Cash Flows (Continued)	Year ended 31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

		2016	2015
	Notes		(restated)

Financing activities
Proceeds from a gold leasing arrangement	19(g)	3,000,000	–
Payment of upfront interest of a gold leasing arrangement	19(g)	(86,424)	–
Proceeds from issuance of short-term bonds and medium-term notes and private placement notes, net of issuance costs		11,070,660	20,988,166
Proceeds from issuance of perpetual securities, net of issuance costs	40	3,374,398	2,000,000
Repayments of short-term bonds and medium-term notes and bonds		(13,500,000)	(32,000,000)
Distribution paid for other equity instruments		(434,762)	(297,766)
Drawdown of short-term and long-term loans		44,497,423	55,810,352
Repayments of short-term and long-term loans		(48,318,364)	(59,196,790)
Proceeds from finance leases, net of deposit and transaction costs		1,527,085	5,657,694
Finance lease instalment paid		(1,580,986)	(472,902)
Proceeds from issuance of A shares, net of issuance costs		–	7,897,472
Capital injection from non-controlling interests		1,838,540	261,000
Dividends paid by subsidiaries to non-controlling shareholders		(20,481)	(20,045)
Interest paid		(5,028,270)	(6,052,821)

Net cash flows used in financing activities		(3,661,181)	(5,425,640)

Net increase in cash and cash equivalents		2,860,300	4,264,522
Cash and cash equivalents at beginning of year		20,756,202	16,376,914
Effect of foreign exchange rate changes, net		191,546	114,766

Cash and cash equivalents at 31 December	16	23,808,048	20,756,202

The accompanying notes are an integral part of these financial statements.
150 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited (the "Company") (中國鋁業股份有限公司) and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading and logistics and transport services of non-ferrous metal products and coal products.

The Company is a joint stock company which is domiciled and was established on 10 September 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("Chinalco") (中國鋁業公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect

Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (包頭鋁業有限公司)	PRC/Mainland of China	1,668,980	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	100.00%	–
China Aluminum International Trading Co., Ltd. ("Chalco Trading") (中鋁國際貿易有限公司)	PRC/Mainland of China	1,731,111	Import and export activities	100.00%	–

2016 ANNUAL REPORT 151

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect

Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") (山西華聖鋁業有限公司)	PRC/Mainland of China	1,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51.00%	–
Shanxi Huaze Aluminum and Power Co., Ltd. (山西華澤鋁電有限公司)	PRC/Mainland of China	1,500,000	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply	60.00%	–
Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司)	PRC/Mainland of China	802,620	Manufacture and distribution of primary aluminum	62.10%	–
Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (中國鋁業遵義氧化鋁有限公司)	PRC/Mainland of China	1,400,000	Manufacture and distribution of alumina	73.28%	–
Shandong Huayu Alloy Materials Co., Ltd. ("Shandong Huayu") (山東華宇鋁合金材料有限公司)	PRC/Mainland of China	1,627,697	Manufacture and distribution of aluminum alloy	55.00%	–
Chalco Hong Kong Ltd. ("Chalco Hong Kong") (中國鋁業香港有限公司)	Hong Kong	HKD849,940 in thousand	Overseas investments and alumina import and export activities	100.00%	–
Chalco Mining Co., Ltd. (中鋁礦業有限公司)	PRC/Mainland of China	760,000	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related non-ferrous metal products	100.00%	–
Chalco Energy Co., Ltd. (中鋁能源有限公司)	PRC/Mainland of China	819,993	Thermoelectric supply and investment management	100.00%	–

152 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

1.	GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company
				Direct	Indirect

China Aluminum Ningxia Energy Group Co.,Ltd. ("Ningxia Energy") (中鋁寧夏能源集團)	PRC/Mainland of China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing	70.82%	–
Guizhou Huajin Aluminum Co., Ltd. ("Guizhou Huajin") (貴州華錦鋁業有限公司)	PRC/Mainland of China	1,000,000	Manufacture and distribution of alumina	60.00%	–
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. (中國鋁業鄭州有色金屬研究院 有限公司)	PRC/Mainland of China	214,858	Research and development services	100.00%	–
Chalco Shandong Co., Ltd. ("Chalco Shandong") (中鋁山東有限公司)	PRC/Mainland of China	2,500,000	Manufacture and distribution of alumina	100.00%	–
Chalco Zhongzhou Aluminum Co., Ltd. (中鋁中州鋁業有限公司)	PRC/Mainland of China	3,200,000	Manufacture and distribution of alumina	100.00%	–
China Aluminum Logistics Group Corporation Co., Ltd. (中鋁物流集團有限公司)	PRC/Mainland of China	50,000	Logistic transportation	81.87%	18.13%
Chinalco Shanxi Jiaokou Xinghua Techology Ltd. ("Xinghua Techology") (中鋁集團山西交口興華科技股份有限公司)	PRC/Mainland of China	270,000	Manufacture and distribution of alumina	33.00%	33.00%
Chinalco Shanghai Company Limited ("Chinalco Shanghai") (中鋁（上海）有限公司)	PRC/Mainland of China	968,300	Trading and engineering project management	60.00%	–

2016 ANNUAL REPORT 153

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell.

These financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated.

Going concern

As at 31 December 2016, the Group's current liabilities exceeded its current assets by approximately RMB16,518 million (31 December 2015: RMB17,345 million (restated)). The directors of the Company have considered the Group's available sources of funds as follows:

•	The Group's expected net cash inflows from operating activities in 2017;

•
Unutilised banking facilities of approximately RMB72,255 million as at 31 December 2016, of which amounts totalling RMB67,510 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

•	Other available sources of financing from banks and other financial institutions given the Group's credit history.
154 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1	Basis of preparation (Continued)

Going concern (Continued)

The directors of the Company believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

Consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries for the year ended 31 December 2016. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e, existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee;

•	Rights arising from other contractual arrangements; and

•	The Group's voting rights and potential voting rights.

2016 ANNUAL REPORT 155

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1	Basis of preparation (Continued)

Consolidation (Continued)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income ("OCI") are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	Derecognises the carrying amount of any non-controlling interests;

•	Derecognises the cumulative translation differences recorded in equity;

•	Recognises the fair value of the consideration received;

•	Recognises the fair value of any investment retained;

•	Recognises any surplus or deficit in profit or loss; and

•
Reclassifies the parent's share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

156 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1	Basis of preparation (Continued)

Consolidation (Continued)

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in business combination under common control as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognised in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative financial data have been restated to reflect the business combinations under common control occurred during this year as disclosed in note 38.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses and etc., incurred in relation to the common control combination that is to be accounted for by using the merger accounting method are recognised as expenses in the period in which they are incurred.

2016 ANNUAL REPORT 157

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1	Basis of preparation (Continued)

Consolidation (Continued)

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The considerations transferred for the acquisition of a subsidiary are the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of the acquiree's identifiable net assets. The excess of the consideration transferred, the amount recognised for non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss.

158 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1	Basis of preparation (Continued)

Consolidation (Continued)

(c)	Subsidiaries

A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	the contractual arrangement with the other vote holders of the investee;

(b)	rights arising from other contractual arrangements; and

(c)	the Group's voting rights and potential voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Amounts reported by subsidiaries have been adjusted where necessary in the consolidated financial statements to conform with the policies adopted by the Group.

2016 ANNUAL REPORT 159

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1	Basis of preparation (Continued)

Consolidation (Continued)

(c)	Subsidiaries (Continued)

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to 1 January 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date that are not classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2.2	Changes in accounting policies and disclosures

The Group has adopted the following new and revised IFRSs (which include International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) for the first time for the current year's financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 (2011)	Investment Entities: Applying the Consolidation Exception

Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations

Amendments to IAS 1	Disclosure Initiative

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation

Amendments to IAS 27 (2011)	Equity Method in Separate Financial Statements

Annual Improvements 2012–2014 Cycle	Amendments to a number of IFRSs
160 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Changes in accounting policies and disclosures (Continued)

Except for the amendments to IFRS 10, IFRS 12 and IAS 28 (2011), and certain amendments included in the Annual Improvements 2012–2014 Cycle, which are not relevant to the preparation of the Group's financial statements, the principal effects of adopting these new and revised IFRSs are as follows:

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

Amendments to IFRS 11 require that an acquirer of an interest in a joint operation in which the activity of the joint operation constitutes a business must apply the relevant principles for business combinations in IFRS 3.

The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation. The amendments have had no impact on the Group as there has been no interest acquired in a joint operation during the year.

Amendments to IAS 1 Disclosure Initiative

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements. The amendments clarify:

(i)	the materiality requirements in IAS 1;

(ii)	that specific line items in the statement of comprehensive income and the statement of financial position may be disaggregated;

(iii)	that entities have flexibility as to the order in which they present the notes to financial statements; and

(iv)
that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

2016 ANNUAL REPORT 161

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Changes in accounting policies and disclosures (Continued)

Amendments to IAS 1 Disclosure Initiative (Continued)

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of comprehensive income. The amendments have had no significant impact on the Group's financial statements.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are applied prospectively. The amendments have had no impact on the financial position or performance of the Group as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

Amendments to IAS 27 (2011) Equity Method in Separate Financial Statements

The IAS 27 (2011) Amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRSs and electing to change to the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements are required to apply the change retrospectively. The amendments have had no significant impact on the Group, and the Company has not elected to change to equity method in its separate financial statement.

162 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Changes in accounting policies and disclosures (Continued)

Annual Improvements to IFRSs 2012–2014 Cycle

Annual Improvements to IFRSs 2012–2014 Cycle issued in September 2014 sets out amendments to a number of IFRSs. Details of the amendments are as follows:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Clarifies that changes to a plan of sale or a plan of distribution to owners should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. Accordingly, there is no change in the application of the requirements in IFRS 5. The amendments also clarify that changing the disposal method does not change the date of classification of the non-current assets or disposal group held for sale.

The amendments are applied prospectively. The amendments have had no impact on the Group as the Group did not have any disposal group held for sale at the end of the year.

2016 ANNUAL REPORT 163

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions[2]

Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts[2]

IFRS 9	Financial Instruments[2]

Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]

IFRS 15	Revenue from Contracts with Customers[2]

Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[2]

IFRS 16	Leases[3]

Amendments to IAS 7	Disclosure Initiative[1]

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[1]

Amendments to IAS 40	Transfers of Investment Property[2]

IFRIC Interpretation 22	Foreign Currency Transactions and Advance Consideration[2]

Annual Improvements to IFRSs 2014–2016 Cycle	Amendments to a number of IFRSs1/2

[1]	Effective for annual periods beginning on or after 1 January 2017
[2]	Effective for annual periods beginning on or after 1 January 2018
[3]	Effective for annual periods beginning on or after 1 January 2019
[4]	No mandatory effective date yet determined but available for adoption

164 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective International Financial Reporting Standards (Continued)

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 in June 2016 that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet the employee's tax obligation associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee's tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. The Group expects to adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group's financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from 1 January 2018. The Group is currently assessing the impact of the standard.

2016 ANNUAL REPORT 165

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective International Financial Reporting Standards (Continued)

Amendments to IFRS 10 and IAS 28(2011) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 (2011) address an inconsistency between the requirements in IFRS 10 and in IAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 (2011) was removed by the IASB in January 2016 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In June 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted. During the year ended 31 December 2016, the Group performed a preliminary assessment on the impact of the adoption of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. Furthermore, the Group is considering the clarifications issued by the IASB in 2016 and will monitor any further developments.

166 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective International Financial Reporting Standards (Continued)

Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers (Continued)

The Group's principal activities consist of the manufacture and sale of alumina, the manufacture and sale of primary aluminium and aluminum alloy products, trading and logistics of non-ferrous metal products, coal, electric power and other energy businesses. Upon initial evaluation, the Group expects to adopt IFRS 15 on 1 January 2018 using the modified retrospective method and the effect of adoption on the Group's financial statements is not expected to be material.

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases, IFRIC-4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognise assets and liabilities for most leases. The standard includes two recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognise a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. The Group expects to adopt IFRS 16 on 1 January 2019 and is currently assessing the impact of IFRS 16 upon adoption.

2016 ANNUAL REPORT 167

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective International Financial Reporting Standards (Continued)

Amendments to IAS 7 Disclosure Initiative

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will result in additional disclosure to be provided in the financial statements. The Group expects to adopt the amendments from 1 January 2017.

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses

Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealised losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group expects to adopt the amendments from 1 January 2017.

Amendments to IAS 40 Transfers of Investment Property

The amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management's intentions for the use of a property does not provide evidence of a change in use. The amendments are effective for annual periods beginning on or after 1 January 2018. Early application of the amendments is permitted and must be disclosed. The Group expects to adopt the amendments from 1 January 2018.

168 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective International Financial Reporting Standards (Continued)

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the nonmonetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The interpretation is effective for annual periods beginning on or after 1 January 2018. Early application of the amendments is permitted and must be disclosed. The Group expects to adopt the amendments from 1 January 2018.

Annual Improvements to IFRSs 2014–2016 Cycle

Annual Improvements to IFRSs 2014–2016 Cycle issued in December 2016 sets out amendments to a number of IFRSs. Details of the amendments are as follows:

IFRS 1 First-time Adoption of International Financial Reporting Standards

Short-term exemptions in paragraphs E3–E7 of IFRS 1 were deleted because they have now served their intended purpose. The amendment is effective from 1 January 2018. The amendments have had no impact on the Group as the Group has already adopted International Financial Reporting Standards.

2016 ANNUAL REPORT 169

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective International Financial Reporting Standards (Continued)

IAS 28 Investments in Associates and Joint Ventures

The amendments clarifies that:

•
An entity that is a venture capital organisation, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss.

•
If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate's or joint venture's interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which (a) the investment entity associate or joint venture is initially recognised; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent.

The amendments should be applied retrospectively and are effective from 1 January 2018, with earlier application permitted. If an entity applies those amendments for an earlier period, it must disclose that fact. The Group expects to adopt the amendments from 1 January 2018.

170 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Issued but not yet effective International Financial Reporting Standards (Continued)

IFRS 12 Disclosure of Interests in Other Entities

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity's interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale. The amendments are effective from 1 January 2017 and must be applied retrospectively. The Group expects to adopt the amendments from 1 January 2017.

2.4	Investments in joint ventures and associates

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The Group's investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group's share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment, and tested for impairment each year end.

2016 ANNUAL REPORT 171

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4	Investments in joint ventures and associates (Continued)

The consolidated statement of comprehensive income reflects the Group's share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group's OCI. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group's share of profit or loss of an associate and a joint venture is shown on the face of the consolidated statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognises the loss in profit or loss.

172 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4	Investments in joint ventures and associates (Continued)

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and the proceeds from disposal is recognised in profit or loss.

The Group's investments in associates and joint ventures are classified as non-current assets and are stated at cost less any impairment losses. The results of associates and joint ventures are included in the Group's profit or loss to the extent of dividends received and receivable.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-makers, who are responsible for allocating resources and assessing the performance of the operating segments, have been identified as the presidents of the Company that make strategic decisions.

2016 ANNUAL REPORT 173

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person:

	(i)	has control or joint control over the Group;

	(ii)	has a significant influence over the Group; or

	(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

	(i)	the entity and the Group are members of the same group;

	(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

	(iii)	the entity and the Group are joint ventures of the same third party;

	(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

	(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

	(vi)	the entity is controlled or jointly controlled by a person identified in (a);

	(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

	(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

174 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7	Fair value measurement

The Group measures its derivative financial instruments and available-for-sale financial investments at fair value at the end of each reporting period. Also, the fair values of financial instruments measured at amortised cost are disclosed in note 36.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

2016 ANNUAL REPORT 175

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7	Fair value measurement (Continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	–	Based on quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2	–	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3	–	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.8	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional currency and the Group's presentation currency.

176 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.8	Foreign currency translation (Continued)

(b)	Transactions and balances

Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item.

(c)	Group companies

The results and financial positions of all the group entities (none of which has the currency of a hyper-inflationary economy) that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities in each statement of financial position presented are translated at the closing rates at the end of the reporting period;

(ii)
income and expenses in each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates at the dates of the transactions); and

(iii)
all resulting exchange differences are recognised in other comprehensive income. Upon disposal of a foreign operation, the other comprehensive income related to the foreign operation is reclassified to profit or loss.

2016 ANNUAL REPORT 177

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.8	Foreign currency translation (Continued)

(c)	Group companies (Continued)

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in other comprehensive income.

2.9	Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

178 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9	Property, plant and equipment (Continued)

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	8–45 years
Machinery	3–30 years
Transportation facilities	6–10 years
Office and other equipment	3–10 years

The assets' depreciation method, residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress ("CIP") represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the asset is ready for its intended use that is eligible for capitalisation. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

2016 ANNUAL REPORT 179

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10	Intangible assets

(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the fair value of the Group's share of the net identifiable assets of the acquiree at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(b)	Mining rights and mineral exploration rights

The Group's mineral exploration rights and mining rights relate to coal, bauxite and other mines.

(i)	Recognition

Mineral exploration rights and mining rights are initially recorded at cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortisation and impairment.

180 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10	Intangible assets (Continued)

(b)	Mining rights and mineral exploration rights (Continued)

(ii)	Reclassification

Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, and are subject to amortisation when commercial production has commenced.

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria, such as completion of a reasonable period of testing of the mine and equipment, ability to produce in saleable form (within specifications) and ability to sustain ongoing production to assess when a mine is substantially complete and ready for its intended use.

(iii)	Amortisation

Amortisation of bauxite and other mining rights (except for coal mining rights) is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) of the mine concerned.

(iv)	Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as an impairment loss.

2016 ANNUAL REPORT 181

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10	Intangible assets (Continued)

(c)	Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

(d)	Other intangible assets

Other intangible assets mainly include profit sharing right of Maochang mine, which are initially recorded at costs incurred to acquire the specific right. Amortisation is calculated on the straight-line basis over its estimated useful life. The estimated useful live of profit sharing right of Maochang mine is 22.5 years.

(e)	Periodic review of the useful lives and amortisation method

For intangible assets with finite useful lives, the estimated useful lives and amortisation method are reviewed annually at the end of each reporting period and adjusted when necessary.

2.11	Research and development costs

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognised in profit or loss for the current period. Development expenditures are recognised as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;

182 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11	Research and development costs (Continued)

(ii)	management intends to complete the asset and intends and has the ability to use or sell it;

(iii)	it can be demonstrated that the asset will generate probable future economic benefits;

(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in profit or loss for the current period as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognized as assets in subsequent periods. Capitalized development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

2.12	Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (for example goodwill or intangible assets with indefinite useful life), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

2016 ANNUAL REPORT 183

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.12	Impairment of non-financial assets (Continued)

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

2.13	Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group uses the cost model to measure all of its investment properties.

Depreciation is calculated on the straight-line basis to write off the cost to investment property's residual value over its estimated useful life. The estimated useful lives are as follows:

Buildings	50 years
Land use right	40–70 years

The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal.

184 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.14	Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

2.15	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale financial investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

2016 ANNUAL REPORT 185

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(a)	Classification (Continued)

(i)	Financial assets at fair value through profit or loss (Continued)

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

Financial assets designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

186 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(a)	Classification (Continued)

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in other income and gains in profit or loss. The loss arising from impairment is recognised in profit or loss in finance costs for loans and in other expenses for receivables.

(iii)	Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss in other income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in profit or loss as other income in accordance with the policies set out for "Interest income" and "Dividend income" below.

2016 ANNUAL REPORT 187

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(a)	Classification (Continued)

(iii)	Available-for-sale financial investments (Continued)

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term are still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortised cost and any previous gain or loss on that asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortised cost and the maturity amount is also amortised over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to profit or loss.

188 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(b)	Recognition and measurement

All regular purchases and sales of financial assets are recognised on the trade date, that is the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Investments are initially recognised at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

(c)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Group's consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

2016 ANNUAL REPORT 189

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(c)	Derecognition of financial assets (Continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(d)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

190 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(d)	Impairment of financial assets (Continued)

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in profit or loss.

2016 ANNUAL REPORT 191

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(d)	Impairment of financial assets (Continued)

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is removed from other comprehensive income and recognised in profit or loss.

In the case of equity investments classified as available-for-sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial investments, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the statement of comprehensive income – is removed from other comprehensive income and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss.

The determination of what is "significant" or "prolonged" requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

192 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15	Financial assets (Continued)

(d)	Impairment of financial assets (Continued)

Available-for-sale financial investments (Continued)

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognised in profit or loss. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. Impairment losses on debt instruments are reversed through profit or loss if the subsequent increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

2.16	Financial liabilities

(a)	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group's financial liabilities include financial liabilities at fair value through profit or loss and loans and borrowings.

2016 ANNUAL REPORT 193

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16	Financial liabilities (Continued)

(b)	Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the date of initial recognition and only if the criteria of IAS 39 are satisfied.

194 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16	Financial liabilities (Continued)

(b)	Subsequent measurement (Continued)

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. A financial guarantee contract is recognised initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation.

(c)	Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

2.17	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2016 ANNUAL REPORT 195

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.18	Derivative financial instruments

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

2.19	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net recoverable amount. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on the normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over net recoverable amount and recorded in profit or loss. Net recoverable amounts are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of provision for impairment of inventories is recognised within "cost of sales" in profit or loss.

196 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.20	Trade and notes receivables and other receivables

Trade and notes receivables and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Trade and notes receivables and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.21	Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

2.22	Other income

Other income mainly includes government grants, which are recognised when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, it is measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognised when the government document designates that the government grants are used for constructing or forming long-term assets. If the government document is inexplicit, the Group should make a judgement based on the basic conditions to obtain the government grants, and recognises them as asset-related government grants if the conditions are to construct or to form long-term assets. Otherwise, the government grants should be income-related.

2016 ANNUAL REPORT 197

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.22	Other income (Continued)

Asset-related government grants are recognised as deferred income and are amortised evenly in profit or loss over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognised as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grants are used to compensate expenses or losses that were already incurred, they are directly recognised in profit or loss for the current period.

2.23	Trade and notes payables and other payables

Trade and notes payables and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payables are classified as current liabilities if they are due within one year or less (or in the normal operating cycle of the business if longer).

2.24	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labour union fees, employees' education fees and other expenses related to the employees for their services. The Group recognises employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plans is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

198 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24	Employee benefits (Continued)

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by the relevant municipal and provincial governments in the PRC. In 2016, the Group made monthly contributions at the rate of 20% (2015: 20%) of the qualified employees' salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by the Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organisations and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

2016 ANNUAL REPORT 199

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24	Employee benefits (Continued)

(d)	Termination benefit obligations and early retirement benefit obligations

Termination and early retirement benefit obligations are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognises termination and early retirement benefit obligations when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employees concerned. Benefits falling due for more than 12 months after the end of the reporting period are discounted to their present values.

2.25	Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Share of income tax expense of joint ventures and associates are included in "share of profits and loss of joint ventures and associates". Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

200 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.25	Current and deferred income tax (Continued)

Deferred income tax is provided using the liability method on all temporary differences at the end of reporting period between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; the deferred tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised for all deductible temporary differences, the carrying forward of unused tax losses and tax credits. Deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences and the carry forward of unused tax losses and unused tax credits can be utilised.

Deferred tax liability is provided for all taxable temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

	2.26	Perpetual securities

Perpetual securities are classified as equity if they are non-redeemable, or redeemable only at the issuer's option, and any interests and distributions are discretionary. Interests and distributions on perpetual securities classified as equity are recognized as distributions within equity.

The perpetual securities issued by the Company are recognized as other equity instruments, and the perpetual securities issued by subsidiary of the Company are recognized as non-controlling interests.

2016 ANNUAL REPORT 201

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.27	Revenue recognition

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a) Sales of goods

Revenue from the sales of goods is recognised when the Group has already transferred the significant risks and rewards of ownership of the goods to the buyers, the Group has retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs, and the related revenue is reported on a net basis.

(b) Rendering of services

The Group provides machinery processing, transportation and packaging services and other services to third party customers. These services are recognised in the period when the related services are provided.

	2.28	Interest income

Interest income is recognised using the effective interest method. When a loan or receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognised using the original effective interest rate.

	2.29	Dividend income

Dividend income is recognised when the right to receive payment is established.
202 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.30	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

The Group leases certain land use right and property, plant and equipment. Land use right and property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the land use right and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Regarding the sale and leaseback agreements, the Group treats the sale and leaseback transactions as finance leases, the difference between the carrying amount and the consideration will be deferred and recognized in profit or loss during the useful lives of relevant assets as an adjustment of depreciation expense.

2016 ANNUAL REPORT 203

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2.31	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

	2.32	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

	2.33	Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as interest expense.

204 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Group's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgments, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

Judgments

In the process of applying the Group's accounting policies and preparing the Group's consolidated financial statements, management has made the following judgments, apart from those involving estimates, which have significant effect on the amounts recognised in the consolidated financial statements.

(a) Significant influence over an entity in which the Group holds less than 20% of voting rights

At 31 December 2016, the Group owned a 15% equity interest of Chalco Mineral Resources Co. Ltd. ("Chalco Resources") ("中鋁礦產資源有限公司"). The Group considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Company can appoint one out of the five directors of the board of directors of Chalco Resources.

At 31 December 2016, the Group owned a 14.62% equity interest of China Rare Earth Co., Ltd. ("China Rare Earth") ("中國稀有稀土有限公司"). The Group considers that it has significant influence over China Rare Earth even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the seven directors of the board of directors of China Rare Earth.

At 31 December 2016, the Group owned 17.7% of the voting right of Chinalco Capital Holdings Co., Ltd.* ("Chinalco Capital") ("中鋁資本控股有限公司"). The Group considers that it has significant influence over Chinalco Capital since it can appoint one out of three directors of the board of directors of Chinalco Capital.

At 31 December 2016, the Group owned a 16% equity interest of Baise New Aluminum Power Co., Ltd. ("New Aluminum Power") ("百色新鋁電力有限公司"). The Group considers that the Group has significant influence over New Aluminum Power even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the nine directors of the board of directors of New Aluminum Power.

2016 ANNUAL REPORT 205

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

Judgments (Continued)

	(b)	Entity in which the Group holds more than a majority of voting rights that is not subject to consolidation

In April 2015, Ningxia Energy and Zhejiang Power Group Co., Ltd.* ("Zhejiang Power") (浙江省能源集團有限公司) jointly established Ningxia Yinxing Power Co., Ltd.* ("Yinxing Power") (寧夏銀星發電有限責任公司). The registered capital of Yinxing Power is RMB800 million, of which Ningxia Energy and Zhejiang Power contributed 51% and 49%, respectively. Ningxia Energy can appoint four out of the seven directors of the board of directors. According to the articles of association of Yinxing Power, most of the resolutions of both shareholders' meeting and board of directors require more than two-thirds of the votes for passing. Accordingly, the directors of the Company consider that Ningxia Energy and Zhejiang Energy have joint control over Yinxing Power, which is accounted for as a joint venture.

	(c)	Consolidation of entities in which the Group holds less than a majority of voting rights

In December 2016, Yinxing Energy issued shares non-publicly and the equity interest of the Group in Yinxing Energy was diluted to 40.44%. Since the remaining 59.56% of the equity shares in Yinxing Energy are held by large number of individual shareholders, in opinion of the directors of the Company, the Group has control over Yinxing Energy and Yinxing Energy continues to be included in the consolidation scope.

206 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

Judgments (Continued)

	(c)	Consolidation of entities in which the Group holds less than a majority of voting rights (Continued)

The Group had 50% equity interest in Shanxi China Huarun Co., Ltd.* ("Shanxi Huarun") ("山西中鋁華潤有限公司"). According to the acting-in-concert agreement entered into by the Group and the other shareholder of Shanxi Huarun, Huarun (Coal) Group Co., Ltd. * ("Huarun (Coal) Group") ("華潤（煤業）集團有限公司"), Huarun (Coal) Group will exercise the shareholders vote in concert with the Group. Accordingly, the directors of the Company consider that the Group had control over Shanxi Huarun and included Shanxi Huarun in the consolidation scope.

	(d)	Lease classification

As disclosed in note 20, the Group has entered into several sales and lease back agreements with third party lease companies and related party lease companies. The Group assessed the terms in the agreements and considered that the Group had substantially all the risks and rewards of ownership and treated them as finance leases.

*	The English name represents the best effort made by the management of the Group in translating its Chinese name as it does not have any official English name.

2016 ANNUAL REPORT 207

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group's assumptions and estimates are based on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a) Property, plant and equipment and intangible assets - recoverable amount

In accordance with the Group's accounting policy, each asset or cash-generating unit is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating unit of assets is measured at the higher of fair value less costs of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, selling prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amounts of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

208 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

	(b)	Property, plant and equipment and intangible assets- estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortisation charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortisation charge where useful lives are less than previously estimated, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in depreciable lives and residual values and therefore change in depreciation/amortisation expense in future periods.

	(c)	Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original repayment terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered as indicators that a trade receivable is impaired. The amount of provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in profit or loss. When a trade and other receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognised as income in profit or loss. The impairment is subject to management's assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

2016 ANNUAL REPORT 209

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

	(c)	Estimated impairment of trade and other receivables and inventories (Continued)

In accordance with the Group's accounting policy, the Group's management tests whether inventories suffered any impairment based on estimates of the net recoverable amount of the inventories. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and related tax expense to calculate the net recoverable amount of inventories. For inventories held for executed sales contracts, management estimates the net recoverable amount based on the contracted price; for other inventories, management estimates the realisable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issue by the board of directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, management has established a model in estimating the net recoverable amount at which the inventories can be realised in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. Management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

	(d)	Coal reserve estimates and units-of-production depreciation for coal mining rights

External qualified valuation professionals evaluate "economically recoverable reserves" based on the reserves estimated by external qualified exploration engineers in accordance with the PRC standards. The estimates of coal reserves are inherently imprecise and represent only the approximate amounts of the coal reserves because of the subjective judgements involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

210 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(e) Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from the relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact on the income tax and deferred income tax provisions in the period in which the determination is made.

Deferred tax assets are recognised for unused tax losses and deductible temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses deductible temporary difference can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

An entity shall recognise a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

•	the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and

•	it is probable that the temporary difference will not reverse in the foreseeable future.

2016 ANNUAL REPORT 211

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

	(e)	Income tax (Continued)

The Group considers it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact on the Group's results or financial position.

	(f)	Goodwill - recoverable amount

In accordance with the Group's accounting policy, goodwill is allocated to the Group's operating segments as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment also apply to goodwill.

212 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(g) Investment in joint ventures and associates – recoverable amount

In accordance with the Group's accounting policy, each investment in joint ventures and associates is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of the investment in a joint venture and an associate is measured at the higher of fair value less costs of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the investment in an arm's length transaction between knowledgeable and willing parties.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amounts of the investments. In such circumstances, some or all of the carrying value of the investments may be impaired and the impairment would be charged against profit or loss.

2016 ANNUAL REPORT 213

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

4.	REVENUE AND SEGMENT INFORMATION

	(a)	Revenue

Revenue recognised during the year is as follows:

	2016	2015
		(restated)

Sales of goods (net of value-added tax)	141,437,762	121,063,609
Other revenue	2,627,756	2,411,825

	144,065,518	123,475,434

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation and packaging and other services.

(b)	Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of internal reports in order to allocate resources to operating segments and assess their performance of these operating segments.

The presidents monitor the business from a product perspective comprising alumina, primary aluminum and energy products which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the presidents is consistent with that applied in these financial statements. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

214 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)
4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

The Group's five reportable operating segments are summarised as follows:

•
The alumina segment, which consists of the mining and purchase of bauxite and other raw materials, the refining of bauxite into alumina, and the sale of alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

•
The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, and the smelting of alumina to produce primary aluminum which is sold to external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

•
The energy segment, which consists of the research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, and new energy related equipment manufacturing business. Sales of coals are mainly made to the Group's internal and external coals consuming customers; electricity is sold to regional power grid corporations.

•
The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products, raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries of the Group, international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supply the products to the trading segment.

• Corporate and other operating segments, which mainly include corporate management, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated on consolidation.

2016 ANNUAL REPORT 215

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)
4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Year ended 31 December 2016
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	29,804,805	34,464,194	4,519,806	114,345,851	504,355	(39,573,493)	144,065,518

Inter-segment revenue	(20,449,352)	(4,981,936)	(137,460)	(13,906,423)	(98,322)	39,573,493	–

Sales of self-produced products (Note (i))				18,292,949

Sales of products sourced from external suppliers				82,146,479

Revenue from external customers	9,355,453	29,482,258	4,382,346	100,439,428	406,033	–	144,065,518

Segment profit/(loss) before income tax	944,508	2,183,826	33,408	809,063	(1,993,161)	(318,017)	1,659,627

Income tax expense							(404,172)

Profit for the year							1,255,455

Other items
Finance income	302,179	36,139	51,897	226,941	198,522	–	815,678
Finance costs	(1,001,262)	(1,226,821)	(987,422)	(329,454)	(1,459,756)	–	(5,004,715)
Share of profits and losses of joint ventures	(41,367)	–	(28,312)	–	(25,829)	–	(95,508)
Share of profits and losses of associates	–	958	87,359	(810)	27,584	–	115,091
Amortisation of land use rights	(42,996)	(27,464)	(11,172)	(15)	(17,550)	–	(99,197)
Depreciation and amortisation (excluding the amortisation of land use rights)	(2,830,464)	(2,598,984)	(1,298,483)	(54,724)	(88,095)	–	(6,870,750)
Gain on disposal of property, plant and equipment and land use rights	191,161	361,155	253,566	2,890	7,746	–	816,518

216 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)
4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

			Year ended 31 December 2016
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total
Unrealised gains on futures, forward and option contracts, net	–	16,778	–	109,906	27,901	–	154,585
Realised loss on futures, forward and option contracts, net	(1,297)	(271,000)	–	(457,702)	(560,268)	–	(1,290,267)
Other income	440,529	195,380	57,600	40,085	11,612	–	745,206
Impairment of property, plant and equipment	(35,893)	(18,239)	(2,948)	–	–	–	(57,080)
Changes for impairment of inventories	684,271	505,595	159	471,218	1,145	–	1,662,388
Reversal of provision/(provision) for impairment of receivables, net	53,144	198	(836)	(5,838)	–	–	46,668
Gain on disposal of associates	–	–	–	–	128,833	–	128,833
Gain on disposal and dividends of available for sale	–	–	1,000	–	124,024	–	125,024
Investments in associates	69,000	313,244	2,351,845	146,926	3,045,518	–	5,926,533
Investments in joint ventures	2,631,546	–	1,559,966	–	2,048,688	–	6,240,200

Capital expenditure in:
Intangible assets	336,603	3	6,857	509	127	–	344,099
Land use rights	–	26	20,937	–	–	–	20,963
Investment properties	50,285	3,354	–	38,628	–	–	92,267
Property, plant and equipment (Note (ii))	2,398,037	4,118,544	1,582,039	42,476	143,736	–	8,284,832
Notes:

(i)
The sales of self-produced products include sales of self-produced alumina amounting to RMB12,795 million (2015: RMB12,699 million), sales of self-produced primary aluminum amounting RMB3,684 million (2015: RMB8,099 million), and sales of self-produced other products amounting to RMB1,814 million (2015: RMB2,497 million).

(ii)	The additions to property, plant and equipment under sale and leaseback contracts (note 20) are not included in capital expenditure of property, plant and equipment.
2016 ANNUAL REPORT 217

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)
4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Year ended 31 December 2015 (restated)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total

Total revenue	33,305,027	36,973,230	4,290,915	94,131,114	302,377	(45,527,229)	123,475,434

Inter-segment revenue	(26,643,874)	(8,861,390)	(98,124)	(9,908,906)	(14,935)	45,527,229	–

Sales of self-produced products				23,294,776

Sales of products sourced from external suppliers				60,927,432

Revenue from external customers	6,661,153	28,111,840	4,192,791	84,222,208	287,442	–	123,475,434

Segment profit/(loss) before income tax	1,910,631	(1,386,922)	(74,153)	(1,234,554)	733,760	188,104	136,866

Income tax benefit							230,147

Profit for the year							367,013

Other items
Finance income	204,488	20,820	39,231	265,372	282,456	–	812,367
Finance costs	(1,062,885)	(1,347,593)	(1,016,869)	(562,645)	(1,971,001)	–	(5,960,993)
Share of profits and losses of joint ventures	–	–	6,979	–	16,259	–	23,238
Share of profits and losses of associates	–	(2,027)	270,963	–	15,595	–	284,531
Amortisation of land use rights and leasehold land	(44,064)	(28,989)	(12,557)	(15)	(18,307)	–	(103,932)

218 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

		Year ended 31 December 2015 (restated)
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter- segment eliminations	Total
Depreciation and amortisation (excluding the amortisation of land use rights and leasehold land)	(3,053,339)	(2,871,447)	(1,203,659)	(27,526)	(114,840)	–	(7,270,811)
Gain/(loss) on disposal of property, plant and equipment and land use rights	218,401	1,747,796	(611)	56,120	296,168	–	2,317,874
Other income	299,789	1,369,644	79,611	12,816	9,167	–	1,771,027
Gain on disposal of Shanxi Huaxing	1,035,254	–	–	–	1,552,880	–	2,588,134
Partial disposal of Jiaozuo Wanfang	–	–	–	–	832,369	–	832,369
Impairment of property, plant and equipment	–	–	(10,011)	–	–	–	(10,011)
Change for impairment of inventories	(219,997)	55,288	7,417	(459,575)	–	–	(616,867)
Reversal of provision/(provision) for impairment of receivables, net	5,389	40,603	64,417	121,741	–	–	232,150
Investments in associates	21,000	312,286	2,323,968	118,352	2,827,095	–	5,602,701
Investments in joint ventures	1,886,083	–	1,412,223	–	1,852,581	–	5,150,887

Capital expenditure in:
Intangible assets	5,167	872	27,991	580	–	–	34,610
Land use rights and leasehold land	–	133,686	5,938	–	–	–	139,624
Property, plant and equipment	5,522,592	1,862,662	2,377,708	16,930	412,632	–	10,192,524

2016 ANNUAL REPORT 219

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)
4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at 31 December 2016

Segment assets	74,580,934	46,680,908	38,078,969	14,927,762	37,040,630	211,309,203
Reconciliation:
Elimination of inter-segment receivables						(22,016,591)
Other eliminations						(746,586)
Corporate and other unallocated assets:
Deferred tax assets						1,426,707
Prepaid income tax						104,213

Total assets						190,076,946

Segment liabilities	42,319,671	30,023,322	24,927,277	11,298,129	46,596,662	155,165,061
Reconciliation:
Elimination of inter-segment payables						(22,016,591)
Corporate and other unallocated liabilities:
Deferred tax liabilities						984,304
Income tax payable						356,683

Total liabilities						134,489,457
220 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)
4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at 31 December 2015 (restated)

Segment assets	70,208,510	46,330,865	37,020,858	19,158,171	37,084,436	209,802,840
Reconciliation:
Elimination of inter-segment receivables						(19,165,179)
Other eliminations						(181,438)
Corporate and other unallocated assets:
Deferred tax assets						1,362,995
Prepaid income tax						239,186

Total assets						192,058,404

Segment liabilities	43,753,634	31,480,143	25,051,030	14,047,128	43,948,611	158,280,546
Reconciliation:
Elimination of inter-segment payables						(19,165,179)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,006,155
Income tax payable						43,356

Total liabilities						140,164,878
2016 ANNUAL REPORT 221

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)
4.	REVENUE AND SEGMENT INFORMATION (Continued)

	(b)	Segment information (Continued)
The Group mainly operates in the mainland of China. Operating segment information by geographical location as follows:
	2016	2015
		(restated	)

Segment revenue from external customers
– Mainland China	141,229,725	121,229,145
– Outside Mainland China	2,835,793	2,246,289

	144,065,518	123,475,434

	2016	2015
		(restated	)

Non-current assets (excluding financial assets and deferred tax assets)
– Mainland China	120,322,696	119,685,796
– Outside Mainland China	370,561	359,308

	120,693,257	120,045,104
For the year ended 31 December 2016, revenues of approximately RMB30,940 million (2015: RMB31,818 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There were no other individual customer from which the Group has derived revenue of more than 10% of the Group's revenue during the years ended 31 December 2016 and 2015.

222 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

5.	INTANGIBLE ASSETS

		Mining	Mineral	Computer
		rights	exploration	software
	Goodwill	and others	rights	and others	Total

Year ended 31 December 2016
Opening net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015
Additions (Note)	—	341,687	1,190	1,222	344,099
Disposals	—	—	—	(6,827)	(6,827)
Amortisation	—	(211,325)	—	(32,446)	(243,771)
Transfer from property, plant and equipment (note 6)	—	42,165	10,408	143	52,716
Reclassification	—	36,686	(36,686)	—	—
Currency translation differences	1,016	9,351	13,192	—	23,559

Closing net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791

As at 31 December 2016
Cost	2,346,853	8,231,287	1,131,586	399,631	12,109,357
Accumulated amortisation and impairment	—	(1,241,700)	—	(258,866)	(1,500,566)

Net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791

Note:
On 28 June 2016, the Company entered into an agreement with Chinalco to obtain the profit sharing right of "Maochang" mine at a cash consideration of RMB349.95 million, which will be payable by instalment. After considering the present value of the cash consideration and related transaction costs, the acquisition cost of profit sharing right amounted to RMB335.41 million. Details of the transaction are disclosed in note 35(a)(xviii).

2016 ANNUAL REPORT 223

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS (Continued)

	Goodwill	Mining rights	Mineral exploration Rights	Computer software and others	Total

Year ended 31 December 2015
Opening net carrying amount	2,345,057	7,121,134	1,312,222	201,685	10,980,098
Additions	—	32,309	716	1,585	34,610
Transfer from property, plant and equipment	—	23,009	6,559	7,433	37,001
Reclassified to operating lease prepayments	—	(3,767)	—	—	(3,767)
Disposal of subsidiaries	—	(183,267)	(186,114)	—	(369,381)
Amortisation	—	(223,068)	—	(32,030)	(255,098)
Currency translation differences	780	4,673	10,099	—	15,552

Closing net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015

As at 31 December 2015
Cost	2,345,837	7,799,213	1,143,482	405,093	11,693,625
Accumulated amortisation and impairment	—	(1,028,190)	—	(226,420)	(1,254,610)

Net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015

224 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

5.	INTANGIBLE ASSETS (Continued)

For the year ended 31 December 2016, the amortisation expenses of intangible assets recognised in profit or loss were analysed as follows:

	2016	2015

Cost of sales	211,325	223,068
General and administrative expenses	32,446	32,030

	243,771	255,098

As at 31 December 2016, the Group has pledged intangible assets with a net carrying value amounting to RMB1,114 million (31 December 2015: RMB1,241 million) for bank and other borrowings as set out in note 24 to the financial statements.

As at 31 December 2016, the Group was in the process of applying for the certificates of mining rights with a carrying value amounting to RMB1,577 million (31 December 2015: RMB1,582 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at 31 December 2016, the carrying value of these rights only represented approximately 1% of the total asset value of the Group (31 December 2015: 1%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above mining rights, and that there is no material adverse impact on the overall financial position of the Group.

2016 ANNUAL REPORT 225

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

5.	INTANGIBLE ASSETS (Continued)

Impairment tests of goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	31 December 2016		31 December 2015
	Alumina	Primary aluminum	Alumina	Primary aluminum

Qinghai Branch	—	217,267	—	217,267
Guangxi Branch	189,419	—	189,419	—
Lanzhou Branch	—	1,924,259	—	1,924,259
PT. Nusapati Prima ("PTNP")	15,908	—	14,892	—

	205,327	2,141,526	204,311	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rate of 2% (2015: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2015: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing the recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on their assessment, there was no impairment of goodwill as at 31 December 2016 (31 December 2015: no impairment).

226 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

6.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction In progress	Total

Year ended 31 December 2016
Opening net carrying amount	26,930,803	51,074,687	816,808	122,136	12,681,994	91,626,428
Currency translation differences	239	258	159	39	—	695
Reclassifications and internal transfers	3,046,637	1,407,017	18,750	4,485	(4,476,889)	—
Transfer to intangible assets (note 5)	—	—	—	—	(52,716)	(52,716)
Transfer to land use rights (note 8)	—	—	—	—	(156,752)	(156,752)
Additions	3,160	48,526	17,335	7,261	8,208,550	8,284,832
Additions from sales and leaseback	—	1,360,036	—	—	200,000	1,560,036
Disposals	(761,184)	(1,647,356)	(25,420)	(3,238)	—	(2,437,198)
Disposals for sales and leaseback	—	(1,451,190)	—	—	(230,608)	(1,681,798)
Depreciation	(1,483,927)	(4,867,134)	(175,671)	(34,063)	—	(6,560,795)
Impairment loss	(28,670)	(28,326)	(59)	(25)	—	(57,080)

Closing net carrying amount	27,707,058	45,896,518	651,902	96,595	16,173,579	90,525,652

As at 31 December 2016
Cost	43,006,715	90,379,769	2,932,735	519,269	16,770,045	153,608,533
Accumulated depreciation and impairment	(15,299,657)	(44,483,251)	(2,280,833)	(422,674)	(596,466)	(63,082,881)

Net carrying amount	27,707,058	45,896,518	651,902	96,595	16,173,579	90,525,652

2016 ANNUAL REPORT 227

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

(Restated)	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction In progress	Total

Year ended 31 December 2015
Opening net carrying amount	28,840,164	54,234,316	929,775	145,477	11,109,413	95,259,145
Currency translation differences	319	209	143	31	—	702
Reclassifications and internal transfers	2,585,549	4,334,648	108,344	18,414	(7,046,955)	—
Transfer to intangible assets	—	—	—	—	(37,001)	(37,001)
Transfer to land use rights	—	—	—	—	(5,284)	(5,284)
Additions	238,641	99,272	16,403	3,802	9,834,406	10,192,524
Additions from sales and leaseback	—	4,855,220	—	—	887,814	5,743,034
Transfer to an associate as capital injection	(162,514)	(10,209)	—	(1,898)	—	(174,621)
Transfer to assets of a disposal group classified as held for sale	(40,661)	(25,840)	(112)	(2)	—	(66,615)
Disposal of subsidiaries	(2,472,604)	(1,464,038)	(7,032)	(1,288)	(937,381)	(4,882,343)
Disposals	(473,511)	(104,761)	(5,740)	(838)	(157,838)	(742,688)
Disposals for sales and leaseback	—	(5,753,513)	—	—	(965,180)	(6,718,693)
Depreciation	(1,584,580)	(5,080,606)	(224,973)	(41,562)	—	(6,931,721)
Impairment loss	—	(10,011)	—	—	—	(10,011)

Closing net carrying amount	26,930,803	51,074,687	816,808	122,136	12,681,994	91,626,428

As at 31 December 2015
Cost	41,672,620	96,836,393	3,036,729	534,571	13,278,458	155,358,771
Accumulated depreciation and impairment	(14,741,817)	(45,761,706)	(2,219,921)	(412,435)	(596,464)	(63,732,343)

Net carrying amount	26,930,803	51,074,687	816,808	122,136	12,681,994	91,626,428

228 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

For the year ended 31 December 2016, depreciation expenses recognised in profit or loss are analysed as follows:

	2016	2015
		(restated	)

Cost of sales	6,371,154	6,736,466
General and administrative expenses	180,111	172,524
Selling and distribution expenses	9,530	22,731

	6,560,795	6,931,721

As at 31 December 2016, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB6,759 million (31 December 2015: RMB5,105 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements. As at 31 December 2016, the carrying value of these buildings only represented approximately 3.56% of the Group's total asset value (31 December 2015: 3%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended 31 December 2016, interest expenses of RMB414 million (2015: RMB522 million (restated)) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at an annual rate ranging from 3.85% to 6.00% (2015: 4.90% to 6.55%) (note 28), and were included in additions to property, plant and equipment.

As at 31 December 2016, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB6,456 million (31 December 2015: RMB6,103 million) for bank and other borrowings as set out in note 24 to the financial statements.

As at 31 December 2016, the carrying value of temporarily idle property, plant and equipment of the Group was RMB2,756 million (31 December 2015: RMB6,257 million).

2016 ANNUAL REPORT 229

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

The net carrying amounts of the Group's fixed assets held under finance leases included in the total amounts of the machinery and construction in progress at 31 December 2016 were RMB7,200 million (2015: RMB6,154 million (restated)) and RMB194 million (2015: RMB888 million), respectively. The accumulated depreciation of the Group's fixed assets held under finance lease amounted to RMB1,703 million (2015: RMB495 million (restated)).

Impairment tests for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying values of these individual plants or entities were compared to the recoverable amounts of the CGUs, which were based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.16% (2015: 10.16%) that reflects specific risks related to the CGUs as discount rates. The assumptions above are used in analysing the recoverable amounts of the CGUs within operating segments.

For the CGUs with indicators of impairment identified, the assets were not further impaired during the current year based on the impairment tests (2015: nil).

In addition to the CGUs for which the impairment was tested based on value-in-use, the Group also assessed the recoverable amounts for the property, plant and equipment about to be disposed or abandoned, and impairment losses of RMB57 million were provided during year ended 31 December 2016 (2015: RMB10 million).

230 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

7.	INVESTMENT PROPERTIES

	Buildings	Land use right	Total
	(Note (i))	(Note (ii))

Year ended 31 December 2016
Opening net carrying amount	—	—	—
Addition	88,913	966,625	1,055,538
Transfer from land use right (note 8)	—	190,761	190,761
Depreciation	—	(1,266)	(1,266)

Closing net carrying amount	88,913	1,156,120	1,245,033

As at 31 December 2016
Cost	88,913	1,181,942	1,270,855
Accumulated depreciation and impairment	—	(25,822)	(25,822)

Net carrying amount	88,913	1,156,120	1,245,033
Notes:

i.
Qingdao Boxin Aluminum Co., Ltd.* (青島博信鋁業有限公司) transferred its investment properties to Chalco Shandong to offset the receivables amounting to RMB50 million, which was included in the addition of buildings in the investment properties.

ii.
In December 2016, the directors of the Company approved to use the land use right of Gansu Hualu, a subsidiary of the Company, for commercial development in the future. Accordingly, the Group accounted for the land use right as investment property and adopted the cost model for its subsequent measurement. As at 31 December 2016, the net carrying amount of the land use right was RMB1,156 million and the accumulated depreciation amounted to RMB26 million.

The Group's investment properties consist of land use right to be developed and buildings under operating leases.
As at 31 December 2016, the fair value of the buildings was approximately RMB106 million which was estimated based on the market price of comparable buildings in the nearby area. The directors of the Company estimated that the fair value of the land use right is highly likely to be RMB1,221 million, which was determined based on the transaction prices for similar lands nearby.
2016 ANNUAL REPORT 231

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

8.	LAND USE RIGHTS

Details of land use rights are as follows:

	31 December 2016	31 December 2015
		(Restated	)

Operating leases:
In the mainland of China, held on:
Leases less than 10 years	121,047	142,429
Leases between 10 and 50 years	3,069,012	3,094,249
Leases over 50 years	135,227	213,677

	3,325,286	3,450,355

232 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

8.	LAND USE RIGHTS (Continued)

Operating lease prepayments

	2016	2015
		(restated )

As at 1 January	3,450,355	3,944,607
Additions	20,963	139,624
Reclassification	—	3,767
Transfer from property, plant and equipment (note 6)	156,752	5,284
Disposal	(12,826)	(135,248)
Disposal of subsidiaries	—	(365,625)
Transfer to investment properties (note 7)	(190,761)	—
Capital injection in an associate	—	(40,788)
Amortisation	(99,197)	(101,266)

As at 31 December	3,325,286	3,450,355

As at 31 December 2016, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB447 million (31 December 2015: RMB384 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As at 31 December 2016, the carrying value of these land parcels only represented approximately 0.2% of the total asset value of the Group (31 December 2015: 0.2%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the right to use the above land, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended 31 December 2016, the amortisation expenses of land use rights were recognised in "general and administrative expenses" in profit or loss amounting to RMB99 million (31 December 2015: RMB104 million (restated)).

As at 31 December 2016, the Group has pledged land use rights at a net carrying value amounting to RMB254 million (31 December 2015: RMB258 million) for bank and other borrowings as set out in note 24 to the financial statements.

2016 ANNUAL REPORT 233

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

	(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:

	2016	2015

As at 1 January	5,150,887	2,525,747
Capital injections	1,224,912	238,000
Transferred from subsidiary due to partial disposal of Shanxi Huaxing	—	2,351,479
Share of profits and losses for the year	(95,508)	23,238
Share of change in reserves	8,373	12,423
Cash dividends declared	(48,464)	—

As at 31 December	6,240,200	5,150,887

As at 31 December 2016, all joint ventures of the Group were unlisted.

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2016	2015

Share of the joint ventures' profits and losses for the year	(95,508)	23,238

Share of the joint ventures' total comprehensive (loss)/income	(95,508)	23,238

Aggregate carrying amount of the Group's investments in joint ventures	6,240,200	5,150,887

As at 31 December 2016, the proportionate interests of the Group in the joint ventures' capital commitments amounted to RMB2,621 million (31 December 2015: RMB11 million).

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.

234 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

	(b)	Investments in associates

Movements in investments in associates are as follows:

	2016	2015

As at 1 January	5,602,701	4,840,968
Capital injections	511,151	2,087,180
Partial disposal of Jiaozuo Wanfang	—	(1,039,573)
Reclassification of investment in an associate to available-for-sale financial investments	(176,774)	—
Share of profits and losses for the year	115,091	284,531
Cash dividends declared	(65,603)	(384,357)
Share of change in reserves	596	(545)
Other comprehensive income	—	4,658
Reclassified as held for sale	—	(78,838)
Other decrease of investment in an associate	(60,629)	(111,323)

As at 31 December	5,926,533	5,602,701

As at 31 December 2016, the investment in an associate of the Group at a net carrying value amounting to RMB376 million (31 December 2015: RMB421 million) was pledged for bank and other borrowings as set out in note 24 to the financial statements.

2016 ANNUAL REPORT 235

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)	Investments in associates (Continued)

As at 31 December 2016, all associates of the Group were unlisted.

As at 31 December 2016, particulars of the Group's material associate are as follows:

				Effective equity interest held
Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Ownership interest	Voting power	Profit sharing

Ling Wu Power	PRC/Mainland of China	Registered capital 1,300,000 Paid-in capital 2,050,239	Thermal power generation	35%	35%	35%
Ling Wu Power, which is considered a material associate of the Group, is accounted for using the equity method.
236 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)	Investments in associates (Continued)

The following table illustrates the summarised financial information in respect of Ling Wu Power:

	2016	2015

Cash and cash equivalents	26,191	73,001
Other current assets	705,994	1,278,209

Current assets	732,185	1,351,210

Non-current assets	8,781,399	9,669,618

Financial liabilities	1,521,912	2,359,825
Other current liabilities	6,011	10,556

Current liabilities	1,527,923	2,370,381

Non-current liabilities	4,126,278	5,043,634

Net assets	3,859,383	3,606,813

Non-controlling interests	—	—

Reconciliation to the Group's interest in the associate:
Proportion of the Group's ownership	35%	35%
Group's share of net assets of the associate	1,350,784	1,262,385

Carrying amount of the investment	1,350,784	1,262,385

Revenue	3,297,397	4,319,345
Gross profit	524,930	1,190,966
Interest income	1,320	2,140
Depreciation and amortisation	608,345	610,910
Interest expenses	251,838	312,128
Profit before income tax	327,481	629,564
Income tax	74,911	75,404

Profit and total comprehensive income for the year	252,570	554,160

Other comprehensive income	—	—

Dividend received	—	289,605
2016 ANNUAL REPORT 237

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

9.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)	Investments in associates (Continued)

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

	2016	2015

Share of the associates' profits and losses	26,692	90,575
Share of the associates' other comprehensive income	—	4,658

Share of the associates' total comprehensive income	26,692	95,233

Aggregate carrying amount of the Group's investments in the associates	4,575,749	4,340,316

As at 31 December 2016, there were no proportionate interests of the Group in the associates' capital commitments (31 December 2015: RMB2 million).

There were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves.
238 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

10.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	31 December	31 December
	2016	2015

Current portion
Stated at fair value
Short-term investments, at fair value	—	224,820

Non current portion
Stated at fair value
Listed equity investments	93,893	59,940
Stated at cost
Unlisted equity investments	73,211	73,211
Less: provision for impairment	(2,711)	(2,711)

	70,500	70,500

	164,393	130,440

The gross gain in respect of the Group's available-for-sale investments recognised in other comprehensive income amounted to RMB104 million (2015: RMB58 million).

During the year ended 31 December 2016, due to the disposal of available-for-sale investments, gains in fair value changes amounting to RMB103 million (2015: Nil) recognised in other comprehensive income were transferred to profit or loss.

2016 ANNUAL REPORT 239

Notes to Financial Statements	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended 31 December 2016 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Provision for impairment	Accrued expenses	Tax losses	Unrealised profit at consolidation	Others	Total

As at 1 January 2015	1,052,282	357,601	708,674	138,030	146,507	2,403,094
Write-off of deferred tax assets previously recognised	—	(3,057)	—	—	—	(3,057)
(Charged)/credited to profit or loss	(62,759)	(139,047)	94,466	(36,571)	73,588	(70,323)
Other changes	—	—	—	—	(51,167)	(51,167)

As at 31 December 2015	989,523	215,497	803,140	101,459	168,928	2,278,547

As at 1 January 2016	989,523	215,497	803,140	101,459	168,928	2,278,547
(Charged)/credited to profit or loss	(436,751)	(7,846)	(166,943)	67,654	(48,119)	(592,005)

As at 31 December 2016	552,772	207,651	636,197	169,113	120,809	1,686,542
240 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

11.	DEFERRED TAX (CONTINUED)

Movements in deferred tax liabilities:

	Interest capitalisation	Fair value changes of financial assets	Depreciation and amortisation	Unrealised losses of consolidation	Assets of rehabilitation obligation	Fair value adjustments arising from acquisition of subsidiaries	Investment in a subsidiary	Investment in an associate	Total

As at 1 January 2015	79,011	29,589	7,321	—	14,853	1,060,123	1,086,686	234,719	2,512,302
Exchange realignment	—	—	—	—	—	1,836	—	—	1,836
Disposal of subsidiaries	—	—	—	—	—	(36,389)	—	—	(36,389)
(Credited)/charged to profit or loss	(8,002)	(28,678)	333	4,889	(14,853)	(24,903)	(286,046)	(198,782)	(556,042)

	71,009	911	7,654	4,889	—	1,000,667	800,640	35,937	1,921,707

As at 1 January 2016	71,009	911	7,654	4,889	—	1,000,667	800,640	35,937	1,921,707
Exchange realignment	—	—	—	—	—	210	—	—	210
Charged to other comprehensive income	—	13,288	—	—	—	—	—	—	13,288
(Credited)/charged to profit or loss	(9,843)	726	(180)	(4,889)	—	(23,535)	(617,408)	(35,937)	(691,066)

	61,166	14,925	7,474	—	—	977,342	183,232	—	1,244,139
For presentation purposes, certain deferred tax assets and liabilities have been offset in the consolidated statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	31 December	31 December
	2016	2015

Net deferred tax assets	1,426,707	1,362,995

Net deferred tax liabilities	984,304	1,006,155

2016 ANNUAL REPORT 241

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

11.	DEFERRED TAX (CONTINUED)

As at 31 December 2016, the Group has not recognised deferred tax liabilities for taxable temporary differences associated with the investment in a joint venture established in China, which is caused by the undistributed retained earnings and the appreciation value due to loss of control by partial disposal in 2015. The directors of the Company consider that the taxable temporary difference relating to this joint venture will be reversed mainly through future profit distributions or future disposal. Considering the joint venture is established in China, and the profit distribution is non-taxable according to China tax law, there will be no tax consequences from the profit distribution. Furthermore, the Group has no plan to dispose of the equity investment in this joint venture in the foreseeable future, and the Group can control the disposal. Therefore, as at 31 December 2016, the Group did not recognise deferred tax liability relating to the taxable temporary difference associated with investment in this joint venture amounting to RMB1,393 million (31 December 2015: RMB1,407 million).

As at 31 December 2016, the Group has not recognised deferred tax assets of RMB5,489 million (31 December 2015: RMB5,582 million) in respect of accumulated tax losses amounting to RMB21,957 million (31 December 2015: RMB22,328 million) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB1,915 million (31 December 2015: RMB2,057 million) in respect of deductible temporary differences amounting to RMB7,660 million (31 December 2015: RMB8,227 million) as it was considered not probable that those assets would be realised. The above tax losses will expire in one to five years if not utilised.

As at 31 December 2016, the expiry profile of these unprovided tax losses was analysed as follows:

	31 December	31 December
	2016	2015

Expiring in
2016	—	63,812
2017	4,473,661	3,812,061
2018	7,880,303	8,463,049
2019	7,686,919	8,299,794
2020	880,805	1,688,920
2021	1,035,068	N/A

	21,956,756	22,327,636

As at 31 December 2016, deferred tax assets amounting to RMB1,427 million (31 December 2015: RMB1,363 million) were recognised for tax losses and deductible temporary differences carried forward to the extent that the realisation of the related tax benefit is probable. The recognition of these deferred tax assets is supported by forecast of future taxable profits available to the Group.

242 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

12.	OTHER NON-CURRENT ASSETS

	31 December 2016	31 December 2015
		(restated)

Financial assets
– Receivables from disposal of business	—	4,252,776
– Receivables from disposal of Guizhou Branch's aluminum plant and properties	1,060,682	1,203,239
– Other long-term receivables	305,677	601,446

	1,366,359	6,057,461

Advances and deposits paid to suppliers	—	1,153,948
Prepayment for mining rights	769,108	773,113
Long-term prepaid expenses	389,076	313,000
Deferred losses for sale and leaseback transactions (Note)	1,172,671	1,132,492
Others	490,907	403,165

	2,821,762	3,775,718

	4,188,121	9,833,179

Note:
As disclosed in note 20, the Group entered into several sale and leaseback agreements which constitute finance leases during the year. The deferred losses resulted from the sale are classified as other non-current assets and were amortised over the useful lives of the assets leased back.

As at 31 December 2016, all amounts were denominated in RMB (31 December 2015, except for an amount included in receivables from disposal of business amounting to RMB2,684 million, an amount included in advances and deposits paid to suppliers amounting to RMB1,115 million which were denominated in USD, all amounts in other non-current assets were denominated in RMB).

As at 31 December 2016, except for a loan to Shanxi Huaxing (31 December 2015: except for receivables from disposal of business, a prepayment paid to a supplier and a loan to Shanxi Huaxing) which was interest-bearing asset, all amounts in other non-current assets were non-interest-bearing (31 December 2015: all non-interest-bearing).

2016 ANNUAL REPORT 243

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

13.	INVENTORIES

	31 December 2016	31 December 2015
		(restated)

Raw materials	8,831,135	8,753,234
Work-in-progress	5,830,145	5,803,824
Finished goods	3,089,498	7,274,796
Spare parts	818,545	837,743
Packaging materials and others	42,359	41,799

	18,611,682	22,711,396

Less: provision for impairment of inventories	(707,696)	(2,370,084)

	17,903,986	20,341,312

Movements in the provision for impairment of inventories are as follows:

	2016	2015

As at 1 January	2,370,084	2,044,297
Provision for impairment of inventories	122,047	1,997,719
Reversal arising from increase in net realisable value	(69,395)	(228,673)
Reversal upon sales of inventories	(1,715,040)	(1,152,179)
Disposal of subsidiaries	—	(270,741)
Transfer to assets of a disposal group classified as held for sale	—	(20,339)

As at 31 December	707,696	2,370,084

As at 31 December 2016 and 31 December 2015, the Group had no pledged inventories for bank and other borrowings.
244 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

14.	TRADE AND NOTES RECEIVABLES

	31 December 2016	31 December 2015
		(restated)

Trade receivables	4,626,725	4,387,011
Less: provision for impairment	(462,571)	(510,336)

	4,164,154	3,876,675

Notes receivable	3,163,027	1,266,811

	7,327,181	5,143,486

As at 31 December 2016, except for trade and notes receivables of the Group amounting to RMB458 million and RMB5 million which were denominated in USD and EUR (31 December 2015: RMB646 denominated in USD), all trade and notes receivables were denominated in RMB (31 December 2015: all in RMB).

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payment. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at 31 December 2016, the ageing analysis of trade and notes receivables was as follows:

	31 December 2016	31 December 2015
		(restated)

Within 1 year	5,765,323	3,874,305
Between 1 and 2 years	557,602	591,321
Between 2 and 3 years	533,227	402,911
Over 3 years	933,600	785,285

	7,789,752	5,653,822

Less: provision for impairment	(462,571)	(510,336)

	7,327,181	5,143,486
2016 ANNUAL REPORT 245

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (CONTINUED)

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at 31 December 2016, there was no history of default of these customers.

As at 31 December 2016, the ageing analysis of past due but not impaired trade and notes receivables was as follows:

	31 December 2016	31 December 2015
		(restated)

Past due for 1 year	523,333	569,269
Past due for 1 to 2 years	505,774	127,581
Past due for over 2 years	412,028	429,538

	1,441,135	1,126,388

Not past due	5,688,153	3,872,957

	7,129,288	4,999,345

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at 31 December 2016.

Included in the Group's trade receivables are amounts due from the Group's joint ventures of RMB38 million (31 December 2015: RMB28 million), which are repayable on credit terms similar to those offered to the major customers of the Group.

As at 31 December 2016, the Group had pledged trade receivables amounting to RMB36 million (31 December 2015: RMB360 million) and notes receivable amounting to RMB34 million (31 December 2015: RMB27 million) for bank and other borrowings as set out in note 24 to the financial statements.

246 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

14.	TRADE AND NOTES RECEIVABLES (CONTINUED)

As at 31 December 2016, trade and notes receivables of RMB660 million (31 December 2015: RMB654 million) of the Group were impaired and provisions of RMB463 million (31 December 2015: RMB510 million) were made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that only a portion of these receivables would be recovered. The ageing analysis of these trade receivables is as follows:

	31 December 2016	31 December 2015

Within 1 year	77,170	1,348
Between 1 and 2 years	34,269	22,052
Between 2 and 3 years	27,453	275,330
Over 3 years	521,572	355,747

	660,464	654,477

Provision for impairment	(462,571)	(510,336)

	197,893	144,141

Movements in the provision for impairment of trade and notes receivables are as follows:

	2016	2015

As at 1 January	510,336	719,992
Provision for impairment	5,862	6,847
Written off	(192)	(11,452)
Reversal	(53,435)	(179,193)
Disposal of subsidiaries	—	15,644
Transfer to assets of disposal group classified as held for sale	—	(1,980)
Others	—	(39,522)

As at 31 December	462,571	510,336

2016 ANNUAL REPORT 247

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

14.	TRADE AND NOTES RECEIVABLES (CONTINUED)

As at 31 December 2016, the Group derecognised discounted notes receivable accepted by banks in the PRC to financial institutions with a carrying amount in aggregate of RMB1,057 million (31 December 2015：RMB1,021 million), and endorsed notes receivable accepted by banks in the PRC to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount in aggregate of RMB10,399 million (31 December 2015: RMB13,052 million). Besides, as at 31 December 2016, the Group has not derecognised notes receivable accepted by banks in the PRC endorsed to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount of RMB479 million (31 December 2015: RMB937 million).

As at 31 December 2016, the Group derecognised trade receivables amounting to RMB269 million due to accounts receivables factoring arrangement.
248 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

15.	OTHER CURRENT ASSETS

	31 December 2016	31 December 2015
		(restated)

Financial assets
– Advances and deposits paid to suppliers	714,263	505,072
– Dividends receivable	148,546	118,061
– Receivables from sales of non-core businesses	332,674	287,852
– Entrusted loans and loans receivable from third parties	1,631,624	1,657,849
– Entrusted loans and loans receivable from related parties	1,859,769	1,111,954
– Receivables from disposals of businesses to related parties	4,470,161	4,321,024
– Receivables from disposals of non-core assets (note 35(a)(xvi))	277,956	—
– Receivable from disposal of Shanxi Huaxing	1,646,035	1,646,035
– Receivables from disposal of Guizhou Branch's aluminum plant and properties	200,000	—
– Receivable from disposal of properties in Hong Kong	—	218,130
– Interest receivable	111,625	95,304
– Recoverable reimbursement for freight charges	37,069	62,909
– Other financial assets	897,742	850,042

	12,327,464	10,874,232

Less: provision for impairment	(1,665,411)	(1,666,394)

	10,662,053	9,207,838

Receivable of value-added tax refund	3,492	53,458
Advances to employees	31,869	108,223
Value-added tax recoverable	1,537,245	2,133,990
Prepaid income tax	104,213	239,186
Prepayments to related parties for purchases	118,476	90,897
Prepayments to suppliers for purchases and others	2,624,803	3,651,313
Others	168,714	441,329

	4,588,812	6,718,396

Less: provision for impairment	(6,053)	(11,972)

	4,582,759	6,706,424

Total other current assets	15,244,812	15,914,262

2016 ANNUAL REPORT 249

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (CONTINUED)

As at 31 December 2016, except for an amount included in receivables from disposal of business amounting to RMB2,867 million, the amount included in advances and deposits paid to suppliers amounting to RMB1,686 million and an amount included in other items amounting to RMB161 million, which were denominated in USD (31 December 2015: RMB2,735 million in USD, RMB218 million in HKD), all amounts in other current assets were denominated in RMB (31 December 2015: all denominated in RMB).

As at 31 December 2016, except for entrusted loans and loans receivable, receivables from disposals of businesses and an amount included in advances and deposits paid to suppliers (31 December 2015: except for entrusted loans and loans receivable, receivables from disposal of subsidiaries, business and assets) which were interest-bearing assets, all amounts in other current assets were non-interest-bearing (31 December 2015: all non-interest-bearing).

250 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

15.	OTHER CURRENT ASSETS (Continued)

As at 31 December 2016, the ageing analysis of financial assets included in other current assets was as follows:

	31 December	31 December
	2016	2015
		(restated	)

Within 1 year	1,909,712	3,626,122
Between 1 and 2 years	2,496,848	970,577
Between 2 and 3 years	1,365,830	4,749,149
Over 3 years	6,555,074	1,528,384

	12,327,464	10,874,232

Less: provision for impairment	(1,665,411)	(1,666,394)

	10,662,053	9,207,838

As at 31 December 2016, the ageing analysis of past due but not impaired financial assets included in other current assets was as follows:

	31 December	31 December
	2016	2015
		(restated	)

Past due for 1 year	613,140	727,503
Past due for 1 to 2 years	741,276	49,140
Past due for over 2 years	467,111	329,337

	1,821,527	1,105,980

Not past due	8,607,761	7,669,714

	10,429,288	8,775,694

2016 ANNUAL REPORT 251

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

15.	OTHER CURRENT ASSETS (Continued)

The credit quality of other current assets that were not impaired is assessed by reference to the counterparties' default history. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within one year.

Included in the Group's past due but not impaired financial assets are amounts due from the Group's related parties of RMB1,279 million (31 December 2015: RMB888 million).

As at 31 December 2016, other current assets of RMB1,905 million (31 December 2015: RMB2,133 million) of the Group were impaired and provisions of RMB1,671 million (31 December 2015: RMB1,678 million) were made. The ageing analysis of these current assets is as follows:

	31 December	31 December
	2016	2015

Within 1 year	28,375	278,094
Between 1 and 2 years	38,234	265,415
Between 2 and 3 years	215,169	378,985
Over 3 years	1,623,436	1,210,774

	1,905,214	2,133,268

Less: provision for impairment	(1,671,464)	(1,678,366)

	233,750	454,902

Movements in the provision for impairment of other current assets are as follows:

	2016	2015

As at 1 January	1,678,366	419,451
Provision for impairment	3,864	—
Write off	(7,807)	—
Reversal	(2,959)	(59,804)
Disposal of subsidiaries	—	1,321,712
Transfer to non-current assets held for sale	—	(21)
Others	—	(2,972)

As at 31 December	1,671,464	1,678,366
252 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

16.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

	31 December	31 December
	2016	2015
		(restated	)

Restricted cash	2,014,747	1,750,239
Time deposits	72,700	51,000

Restricted cash and time deposits	2,087,447	1,801,239
Cash and cash equivalents	23,808,048	20,756,202

	25,895,495	22,557,441

Restricted cash mainly represented deposits held for use in issued notes payable and letters of credit.

As at 31 December 2016, the Group had time deposits amounting to RMB73 million (31 December 2015: RMB51 million (restated)), of which the annual effective interest rate was 1.48% (31 December 2015: 1.39% (restated)) with average maturity of three months to one year time deposits.

As at 31 December 2016, bank balances and cash on hand of the Group were denominated in the following currencies:

	31 December	31 December
	2016	2015
		(restated	)

RMB
	20,542,932	21,056,584
USD	5,343,559	1,492,849
HKD	6,252	2,968
EUR	24	753
AUD	2,625	2,476
IDR	103	1,811

	25,895,495	22,557,441

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposits and restricted cash are deposited with creditworthy banks with no recent history of default.

2016 ANNUAL REPORT 253

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

17.	SHARE CAPITAL

	Number of shares in issue
	A shares	H shares	Share capital	Share premium

At 1 January 2015 (restated)	9,580,522	3,943,966	13,524,488	14,059,029
Business combination under common control	—	—	—	(37,662)
Issuance of A shares	1,379,310	—	1,379,310	6,518,162
At 31 December 2015 and 1 January 2016	10,959,832	3,943,966	14,903,798	20,539,529
Business combination under common control (note 38)	—	—	—	(3,010,627)
Capital injection from non-controlling shareholders	—	—	—	176,615

At 31 December 2016	10,959,832	3,943,966	14,903,798	17,705,517

Note:	As at 31 December 2015 and 2016, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

The number of the Company's authorised ordinary shares was 14,903,798,236 at par value of RMB1.00 per share as at 31 December 2015 and 2016. There were 14,903,798,236 ordinary shares issued and outstanding as at 31 December 2015 and 2016, respectively.

18.	RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 147 to 148 of the financial statements.

254 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

19.	INTEREST-BEARING LOANS AND BORROWINGS

	31 December	31 December
	2016	2015
		(restated )

Long-term loans and borrowings
Finance lease payables (note 20)	6,692,302	6,710,517

Bank and other loans (Note (a))
– Secured (Note (f))	13,415,140	14,202,953
– Guaranteed (Note (e))	2,088,327	1,791,207
– Unsecured	16,196,805	16,617,591

	31,700,272	32,611,751

Medium-term notes and bonds and long-term bonds and private placement notes (Note (b))
– Guaranteed (Note (e))	1,998,833	1,996,270
– Unsecured	22,058,281	25,715,582

	24,057,114	27,711,852

Total long-term loans and borrowings	62,449,688	67,034,120

Current portion of finance lease payables (note 20)	(2,008,716)	(1,531,554)
Current portion of medium-term bonds and long-term bonds	(8,393,073)	(6,896,181)
Current portion of long-term bank and other loans	(4,725,151)	(4,605,511)

Non-current portion of long-term loans and borrowings	47,322,748	54,000,874
2016 ANNUAL REPORT 255

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

	31 December	31 December
	2016	2015
		(restated	)

Short-term loans and borrowings
Bank and other loans (Note (c))
– Secured (Note (f))	1,709,500	2,201,584
– Guaranteed (Note (e))	305,000	415,000
– Unsecured	30,140,325	32,447,703

	32,154,825	35,064,287

Short-term bonds, unsecured (Note (d))	8,020,015	6,663,722
Gold leasing arrangements (Note(g))	2,990,614	—
Current portion of finance lease payables (note 20)	2,008,716	1,531,554
Current portion of medium-term bonds and long-term bonds	8,393,073	6,896,181
Current portion of long-term bank and other loans	4,725,151	4,605,511

Total short-term borrowings and current portion of long-term loans and borrowings	58,292,394	54,761,255

As at 31 December 2016, except for loans and borrowings of the Group amounting to RMB23 million (31 December 2015: RMB23 million) and RMB1,572 million (31 December 2015: RMB3,711 million) which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

As at 31 December 2016, interest-bearing loans and borrowings of RMB4,021 million including a finance lease payable of RMB106 million (31 December 2015: interest-bearing loans and borrowings of RMB4,849 million including a finance lease payable of RMB220 million), a finance lease payable of RMB1,730 million (31 December 2015: RMB1,221 million) and interest-bearing loans and borrowings of RMB300 million (31 December 2015: RMB300 million (restated)) were due to Chinalco Finance Company Limited ("Chinalco Finance") (中鋁財務有限責任公司), Chinalco Financial Leasing Co., Ltd.* ("CFL") (中鋁融資租賃有限公司) and Shandong Aluminum Corporation* ("Shandong Aluminum") (山東鋁業公司), subsidiaries of Chinalco, respectively, as set out in note 35(b).

*	The English name represents the best effort made by the management of the Group in translating its Chinese name as it does not have any official English names.

256 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Notes:

(a) Long-term bank and other loans

(i) The maturity of long-term bank and other loans is set out below:

	Loans from banks and			Other loans		Total of long-term bank and
	other financial institutions					other loans
	31 December	31 December		31 December	31 December	31 December	31 December
	2016	2015		2016	2015	2016	2015
		(restated	)				(restated	)

Within 1 year	4,718,809	4,603,619		6,342	1,892	4,725,151	4,605,511
Between 1 and 2 years	7,994,380	4,864,765		6,342	2,020	8,000,722	4,866,785
Between 2 and 5 years	10,268,857	13,888,643		7,026	6,060	10,275,883	13,894,703
Over 5 years	8,687,124	9,231,751		11,392	13,001	8,698,516	9,244,752

	31,669,170	32,588,778		31,102	22,973	31,700,272	32,611,751

(ii)
Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended 31 December 2016 was 5.08% (2015: 5.51%).

(b)	Medium-term notes and bonds and long-term bonds and private placement notes

Outstanding long-term bonds and medium-term notes of the Group as at 31 December 2016 are summarised as follows:

	Face value/	Effective	31 December	31 December
	maturity	interest rate	2016	2015

2007 long-term bonds	2,000,000/2017	4.64%	1,998,833	1,996,270
2011 medium-term notes	4,900,000/2016	6.03%	—	4,898,376
2015 medium-term notes	3,000,000/2018	5.53%	2,989,992	2,981,028
2015 medium-term notes	1,500,000/2018	5.01%	1,492,351	1,487,994
2012 Ningxia Energy
medium-term bonds	400,000/2017	6.06%	400,000	400,000
2012 medium-term bonds	3,000,000/2017	5.77%	2,996,618	2,992,788
2013 medium-term bonds	3,000,000/2018	5.99%	2,993,272	2,987,271
2013 medium-term bonds	2,000,000/2016	5.99%	—	1,997,805
2014 medium-term bonds	3,000,000/2017	7.35%	2,997,622	2,988,140
2015 medium-term bonds	3,000,000/2018	6.11%	2,996,615	2,993,630
2015 medium-term bonds	2,000,000/2018	6.08%	1,993,474	1,988,550
2016 private placement notes	3,215,000/2019	5.12%	3,198,337	—

			24,057,114	27,711,852

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.
2016 ANNUAL REPORT 257

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Notes: (Continued)

	(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year ended 31 December 2016 was 4.44% (2015: 5.12%).

	(d)	Short-term bonds

Outstanding short-term bonds as at 31 December 2016 are summarised as follows:

	Face value/	Effective	31 December	31 December
	maturity	interest rate	2016	2015

2015 short-term bonds	3,000,000/2016	4.15%	—	3,047,356
2015 short-term bonds	3,000,000/2016	3.85%	—	3,016,366
2015 short-term bonds	600,000/2016	3.35%	—	600,000
2016 short-term bonds	1,500,000/2017	4.30%	1,535,140	—
2016 short-term bonds	3,000,000/2017	4.13%	3,047,026	—
2016 short-term bonds	3,000,000/2017	3.95%	3,037,849	—
2016 short-term bonds	400,000/2017	4.13%	400,000	—

			8,020,015	6,663,722
All the above short-term bonds were issued for working capital needs.

258 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Notes: (Continued)

(e) Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	31 December	31 December
	2016	2015
		(restated	)

Long-term bonds
Bank of Communications (交通銀行股份有限公司) ("BOCOM")	1,998,833	1,996,270

Long-term loans
Lanzhou Aluminum Factory* (蘭州鋁廠) (Note (i))	8,000	12,000
The Company	866,877	749,207
Ningxia Energy (Note (ii))	1,099,400	827,600
Yinxing Energy (Note (ii))	109,000	202,400
Zhongwei Renewable Energy Co., Ltd*
(中衛寧電新能源有限公司) (Note (ii))	5,050	—

	2,088,327	1,791,207

Short-term loans
Ningxia Energy (Note (ii))	120,000	50,000
Yinxing Energy (Note (ii))	—	50,000
Shandong Aluminum (Note (i))	15,000	15,000
Chalco Shandong (Note (ii))	170,000	—
Chalco Trading (Note (ii))	—	300,000

	305,000	415,000

Notes:

(i)	The guarantor is a subsidiary of Chinalco.

(ii)	The guarantor is a subsidiary of the Group.

*	The English names represent the best effort made by the management of the Group in translating their Chinese names as they do not have any official English names.

2016 ANNUAL REPORT 259

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

19.	INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Notes: (Continued)

(f)	Secured interest-bearing loans and borrowings

.	The assets pledged for bank and other borrowings were set out in note 24 to the financial statements.

(g)	Gold leasing arrangements

.
On 6 June 2016, the Company entered into a gold leasing operational agreement, four gold leasing agreements and a general hedging agreement with BOCOM, pursuant to which the Company developed gold leasing for working capital financing purposes.

.
According to the gold leasing operational agreement and gold leasing agreements, the Group leased from BOCOM standard gold with fineness of Au99.99 for 12 months with annual lease fee rates from 3.61% to 3.70%. Then, the Group sold the leased gold back to BOCOM at the predetermined price and received cash of RMB3,000 million. The Group has paid an upfront lease fee amounting to RMB86.4 million at the beginning of the lease period. Upon the expiry of the leasing term, the Group shall purchase the same amount of gold with fineness of Au99.99 from BOCOM at the predetermined price pursuant to the general hedging agreement, and return the standard gold with same quality as those under the gold leasing agreements.

The directors of the Company are of view that the gold leasing operational agreement, gold leasing agreements and the general hedging agreement are planned, determined and operated as an integrated transaction, through which the Group is free from the risks of gold price fluctuations, and therefore, should be accounted for as loans from BOCOM with fixed interest rates.

260 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

20.	FINANCE LEASE PAYABLES

As disclosed in note 6, the Group leased certain machineries under finance leases with lease terms ranging from one to five years.

At 31 December 2016, the total future minimum lease payments under finance leases and their present values are as follows:

			Present value of
	Minimum lease payments		minimum lease payments
	31 December	31 December	31 December	31 December
	2016	2015	2016	2015
		(restated )		(restated	)

Amounts payable:
Within one year	2,253,720	1,839,080	2,008,716	1,531,554
In the second year	2,068,315	1,824,654	1,891,406	1,553,769
In the third to fifth years, inclusive	2,895,251	3,765,416	2,792,180	3,625,194

Total minimum finance lease payments	7,217,286	7,429,150	6,692,302	6,710,517

Future finance charges	(524,984)	(718,633)

Total net finance lease payables (note 19)	6,692,302	6,710,517
Portion classified as current liabilities (note 19)	(2,008,716)	(1,531,554)

Non-current portion	4,683,586	5,178,963
2016 ANNUAL REPORT 261

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

20.	FINANCE LEASE PAYABLES (Continued)

During the year ended 31 December, 2016, the Group entered into various sale and leaseback agreements with Taiping Sinopec Financial Leasing Co., Ltd. (太平石化金融租賃有限公司), Pingan International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司), and CFL, which is a related party of the Group, respectively, under which the Group sold machineries and construction in progress and leased them back. The lease terms range from one to five years and the lease rentals are payable by instalments with bearing interest at prevailing lending rates. Regarding the agreement of sales and leaseback with CFL, unless the rental are paid in full, no dividends would be distributed to their shareholders. Upon the expiry of the lease period, the Group is entitled to purchase the leased assets at nominal amount.

The Group disposed of the assets under the aforementioned sales and leaseback arrangements and incurred losses and gains of RMB234 million and RMB112 million, respectively, which were amortised over their respective useful lives of the assets. The Internal Rate of Return (IRR) of the sales and finance lease back arrangements range from 4.76% to 6.28%.

21.	OTHER NON-CURRENT LIABILITIES

	31 December	31 December
	2016	2015
		(restated	)

Financial liabilities
– Long-term payables for mining rights	789,420	797,694
– Other financial liabilities	300	300

	789,720	797,994

Obligations in relation to early retirement schemes (Note (i))	674,835	827,305
Deferred government grants	1,466,656	1,529,545
Deferred gain relating to sales and leaseback agreements (Note (ii))	193,724	88,955
Provision for rehabilitation	106,769	100,285
Others	6,037	6,475

	2,448,021	2,552,565

	3,237,741	3,350,559
262 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

21.	OTHER NON-CURRENT LIABILITIES (Continued)

Notes:

(i) Obligations in relation to early retirement schemes

From 2010, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees' living expenses for no more than five years in the future on a monthly basis according to the early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of the local Social Security Office. Living expenses, social insurance and the housing fund are together referred to as "the Payments". The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate of China. The Payments are discounted by the treasury bond rate of 31 December 2016. As at 31 December 2016, the current portion of the Payments within one year was reclassified to "other payables and accrued liabilities".

As at 31 December 2016, obligations in relation to retirement benefits under the Group's early retirement schemes are as follows:

	2016	2015

As at 1 January	1,147,320	1,374,101
Provision made during the year (note 29)	132,044	34,893
Interest costs	84,616	14,007
Payment during the year	(367,382)	(275,681)

As at 31 December	996,598	1,147,320

Non-current	674,835	827,305
Current (note 22)	321,763	320,015

	996,598	1,147,320

(ii)
As disclosed in note 20, the Group entered into several sales and leaseback agreements which were finance leases during the year. The deferred gains resulting from the sales were classified under other non-current liabilities and were amortised over the useful lives of the assets leased back.

2016 ANNUAL REPORT 263

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

22.	OTHER PAYABLES AND ACCRUED LIABILITIES

	31 December	31 December
	2016	2015
		(restated	)

Financial liabilities
– Payable for capital expenditures	5,654,992	5,338,218
– Accrued interest	1,068,657	1,112,849
– Payables withheld as guarantees and deposits	1,075,289	1,088,352
– Dividends payable by subsidiaries to non-controlling shareholders	221,496	233,036
– Consideration payable for investment projects	305,506	98,966
– Current portion of payables for mining rights	337,659	218,158
– Others	900,771	1,040,969

	9,564,370	9,130,548

Sales and other deposits from customers	1,799,200	1,652,576
Taxes other than income taxes payable (Note)	713,450	385,654
Accrued payroll and bonus	218,741	183,781
Staff welfare payables	277,064	276,469
Current portion of obligations in relation to early retirement schemes (note 21)	321,763	320,015
Contribution payable for pension insurance	109,077	123,381
Others	3,013	18,146

	3,442,308	2,960,022

	13,006,678	12,090,570

Note:	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at 31 December 2016, except for other payables and accrued liabilities of the Group amounting to RMB251 million and RMB0.022 million which were denominated in USD and EUR, respectively (31 December 2015: RMB4 million in USD, RMB0.311 million denominated in HKD), all payables and accrued liabilities were denominated in RMB (31 December 2015: all denominated in RMB).

264 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

23.	TRADE AND NOTES PAYABLES

	31 December	31 December
	2016	2015
		(restated	)

Trade payables	6,682,225	7,991,868
Notes payable	4,603,109	6,734,676

	11,285,334	14,726,544

As at 31 December 2016, except for trade and notes payables of the Group amounting to RMB22 million which were denominated in USD (31 December 2015: RMB228 million in USD), all trade and notes payables were denominated in RMB (31 December 2015: all denominated in RMB).

The ageing analysis of trade and notes payables is as follows:

	31 December	31 December
	2016	2015
		(restated	)

Within 1 year	10,719,901	14,234,715
Between 1 and 2 years	276,179	248,656
Between 2 and 3 years	107,125	55,067
Over 3 years	182,129	188,106

	11,285,334	14,726,544

The trade and notes payables are non-interest-bearing and are normally settled within one year.
2016 ANNUAL REPORT 265

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

24.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in note 19. As at 31 December 2016, a summary of these pledged assets was as follows:

	31 December	31 December
	2016	2015

Property, plant and equipment (note 6)	6,456,488	6,102,859
Land use rights (note 8)	254,339	257,610
Intangible assets (note 5)	1,114,454	1,241,057
Investment in an associate (note 9(b))	376,270	421,270
Notes receivable (note 14)	33,500	26,500
Trade receivables (note 14)	35,836	360,000

	8,270,887	8,409,296

As at 31 December 2016, in addition to the loans and borrowings which were pledged by the above assets, the current portion of long-term loans and borrowings amounting to RMB933 million (31 December 2015: RMB882 million) and the non-current portion of long-term loans and borrowings amounting to RMB8,956 million (31 December 2015: RMB10,384 million) were secured by the contractual right to charge users for electricity generated in the future. As at 31 December 2016, the current portion of long-term loans and borrowings amounting to RMB10 million(31 December 2015: RMB10 million) and the non-current portion of long-term loans and borrowings amounting to RMB1,657 million(31 December 2015: RMB1,667 million) were secured by the investment in a 70.82% owned subsidiary of the Company, Ningxia Energy.

266 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

25.	PROFIT BEFORE INCOME TAX

An analysis of profit before income tax is as follows:

	2016	2015
		(restated	)

Purchase of inventories in relation to trading activities	79,682,085	60,318,158
Raw materials and consumables used	25,478,373	28,948,534
Changes in work-in-progress and finished goods	1,667,696	523,390
Power and utilities	12,980,854	15,835,191
Depreciation and amortisation	6,969,947	7,374,743
Employee benefit expenses (note 29)	5,887,632	6,103,869
Repair and maintenance	1,354,372	1,797,254
Transportation expenses	1,493,223	1,152,027
Logistic cost	796,231	—
Taxes other than income tax expense (Note (i))	690,718	567,157
Rental expenses for land use rights and buildings	511,189	664,917
Packaging expenses	235,929	272,558
Research and development expenses	168,862	168,870
Auditors' remuneration expense (Note (ii))	26,006	23,666

Note:

(i) Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

(ii)
During the year ended 31 December 2016, auditors' remuneration included audit and non-audit services provided by Ernst & Young, including Ernst & Young, Hong Kong and Ernst & Young Hua Ming LLP, amounting to RMB23.7million (2015: RMB22.9 million), and services provided by other auditors.

26.	OTHER INCOME

For the year ended 31 December 2016, government grants amounting to RMB745 million (2015: RMB1,771 million (restated)) were recognised as income for the year necessary to compensate the costs and facilitate the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

2016 ANNUAL REPORT 267

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

27.	OTHER GAINS, NET

	2016	2015

Gain on disposal of investments in associates	128,833	832,369
Gain on disposal of Shanxi Huaxing	—	2,588,134
Gain on disposal and dividends of available for sale	125,024	—
Realised loss on futures, forward and option contracts, net (Note)	(1,290,267)	(477,733)
Unrealised gains/(losses) on futures, forward and option contracts, net (Note)	154,585	(213,085)
Gain on disposal of the Environmental Protection Business (note 39)	571,270	—
Gain on disposal of aluminum plants and buildings of the Guizhou Branch	—	1,364,821
Gain on disposal of properties of Hong Kong	—	209,735
Gain on disposal of urban properties and land use rights for capital injection	—	350,218
Gain on disposal of Gansu Hualu land use right	—	375,025
Gain on disposal of other property, plant and equipment and land use rights, net	245,248	18,075
Gain on investments in financial products	15,905	38,469
Others	216,035	(62,428)

	166,633	5,023,600

Note:	None of these futures, forward and option contracts was designated for hedge accounting.
268 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

28.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	2016	2015
		(restated )

Finance income – interest income	(815,678)	(812,367)

Interest expense	5,154,375	6,101,468
Less: interest expense capitalised in property, plant and equipment (note 6)	(414,133)	(522,053)

Interest expense, net of capitalised interest	4,740,242	5,579,415
Amortisation of unrecognised finance expenses	324,701	285,727
Exchange (gains)/losses, net	(60,228)	95,851

Finance costs	5,004,715	5,960,993

Finance costs, net	4,189,037	5,148,626

Capitalisation rate during the year (note 6)	3.85% to 6.00%	4.90% to 6.55%

2016 ANNUAL REPORT 269

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

29.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses is as follows:

	2016	2015 (restated	)

Salaries and bonuses	3,845,959	3,976,468
Housing fund	387,534	395,246
Staff welfare and other expenses (Note)	1,493,088	1,670,509
Employment expense in relation to early retirement schemes (note 21)	132,044	34,893
Employment expenses in relation to termination benefits	29,007	26,753

	5,887,632	6,103,869

Note:	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in note 30.

270 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

30.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION

	(a)	Directors' and supervisors' remuneration

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2016	2015

Fees	762	653
Basic salaries, housing fund, other allowances and benefits in kind	975	1,143
Discretionary bonuses	—	—
Pension costs	114	140

	1,851	1,936
2016 ANNUAL REPORT 271

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended 31 December 2016 is set out below:

Names of directors			Discretionary	Pension
and supervisors	Fees	Salaries	bounes	costs	total

Directors:
Ge Honglin (Note (i))	—	—	—	—	—
Yu Dehui (Note (ii))	—	—	—	—	—
Ao Hong	—	—	—	—	—
Lu Dongliang (Note (iii))	—	—	—	—	—
Jiang Yinggang	—	725	—	76	801
Liu Caiming	—	—	—	—	—
Wang Jun	150	—	—	—	150
Lie-A-Cheong
Tai-Chong, David	204	—	—	—	204
Chen Lijie	204	—	—	—	204
Hu Shihai	204	—	—	—	204

	762	725	—	76	1,563

Supervisors:
Liu Xiangmin (Note (iv))	—	—	—	—	—
Wang Jun	—	—	—	—	—
Yuan Li (Note (v))	—	—	—	—	—
Wu Zuoming (Note (vi))	—	250	—	38	288
Zhao Zhao (Note (vii))	—	—	—	—	—

	—	250	—	38	288

Total	762	975	—	114	1,851
272 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

30.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

Notes:

(i)
Mr. Ge Honglin resigned as an executive director and the Chairman of the Board of the Company on 16 February 2016 due to his work commitment. The resignation of Mr. Ge has taken effect on the same day.

(ii)
Mr. Yu Dehui was elected as a non-executive director of the fifth session of the Board of the Company at the 2016 first extraordinary general meeting of the Company held on 8 April 2016. On the same day, Mr. Yu Dehui was elected as the Chairman of the fifth session of the Board of the Company at the 31st meeting of the fifth session of the Board. Mr. Yu Dehui was re-elected as a non-executive director and the Chairman of the sixth session of the Board of the Company at the 2015 annual general meeting and the first meeting of the sixth session of the Board of the Company held on 28 June 2016.

		(iii)	Mr. Lu Dongliang was elected as an executive director of the sixth session of the Board of the Company at the 2015 annual general meeting of the Company held on 28 June 2016.

(iv)
Mr. Liu Xiangmin resigned as an executive director of the Company on 28 June 2016 due to the expiration of the term of office of the fifth session of the Board. Mr. Liu Xiangmin was elected as a supervisor of the sixth session of the Supervisory Committee of the Company at the 2015 annual general meeting on the same day. At the first meeting of the sixth session of the Supervisory Committee subsequent to the annual general meeting, Mr. Liu Xiangmin was elected as the chairman of the sixth session of the Supervisory Committee of the Company.

		(v)	Mr. Yuan Li resigned as a supervisor of the Company on 28 June 2016 due to the expiration of the term of office of the fifth session of the Supervisory Committee of the Company.

(vi)
Mr. Wu Zuoming was elected as an employee representative supervisor of the sixth session of the Supervisory Committee of the Company at the meeting of the employees' representatives held on 28 June 2016.

		(vii)	Mr. Zhao Zhao resigned as the chairman of the Supervisory Committee of the Company on 28 June 2016 due to the expiration of the term of office of the fifth session of the Supervisory Committee.
2016 ANNUAL REPORT 273

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended 31 December 2015 is set out below:

Names of directors and			Discretionary	Pension
supervisors	Fees	Salaries	bounes	costs	total

Directors:
Ge Honglin	—	—	—	—	—
Ao Hong	—	—	—	—	—
Luo Jianchuan	—	—	—	—	—
Liu Xiangmin	—	—	—	—	—
Jiang Yinggang	—	643	—	70	713
Liu Caiming	—	—	—	—	—
Wang Jun	150	—	—	—	150
Ma Si-hang, Frederick	192	—	—	—	192
Lie-A-Cheong Tai-Chong, David	—	—	—	—	—
Chen Lijie	162	—	—	—	162
Hu Shihai	102	—	—	—	102
Wu Zhenfang	47	—	—	—	47
Wu Jianchang	—	—	—	—	—

	653	643	—	70	1,366

Supervisors:
Zhao Zhao	—	—	—	—	—
Yuan Li	—	500	—	70	570
Zhang Zhankui	—	—	—	—	—
Wang Jun	—	—	—	—	—
	—	500	—	70	570

Total	653	1,143	—	140	1,936

274 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

30.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(a)	Directors' and supervisors' remuneration (Continued)

The remuneration of the directors and supervisors of the Company fell within the following band:

	Number of individuals
	2016	2015

Nil to RMB1,000,000	15	16

During the year, no options were granted to the directors or the supervisors of the Company (2015: Nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2015: Nil).

No directors or supervisors of the Company waived any remuneration during the years 2016 and 2015.

(b)	Five highest paid individuals

During the year ended 31 December 2016, the five highest paid employees of the Group include two directors and a supervisor (2015: a director and a supervisor) whose remuneration is reflected in the analysis presented above. The remuneration payable to the remaining two individuals during 2016 (2015: three) is as follows:

	2016	2015

Basic salaries, housing fund, other allowances and benefits in kind	1,450	1,875
Discretionary bonuses	—	—
Pension costs	152	204

	1,602	2,079

2016 ANNUAL REPORT 275

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

30.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

	(b)	Five highest paid individuals (Continued)

:		The number of the remaining two highest paid individuals during 2016 (2015: three) whose remuneration fell within the following band is as follows:

	Number of employees
	2016	2015

Nil to RMB1,000,000	2	3

31.	INCOME TAX (EXPENSE)/BENEFIT

	2016	2015
		(restated	)

Current income tax expense:
– PRC corporate income tax	(503,233)	(255,572)
Deferred income tax benefit	99,061	485,719

	(404,172)	230,147

In general, the Group's PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2015: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2015: 15%).

276 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

31.	INCOME TAX (EXPENSE)/BENEFIT (Continued)

The reconciliation between the actual income tax expense of the Group and the theoretical tax amount that would arise using the PRC standard income tax rate applied to profit or loss before income tax of the Group is as follows:

	2016	2015
		(restated )

Profit before income tax	1,659,627	136,866

Tax expense calculated at the standard income tax rate of 25% (2015: 25%)	414,907	34,217
Tax effects of:
Preferential income tax rates applicable to certain branches and subsidiaries	(3,322)	21,442
Impact of change in income tax rate	5,945	4,538
Tax losses with no deferred tax assets recognised	258,767	437,138
Deductible temporary differences with no deferred tax assets recognised	78,644	241,812
Utilisation of previously unrecognised tax losses and deductible temporary differences	(203,423)	(358,106)
Tax incentive in relation to deduction of certain expenses	(3,769)	(2,502)
Non-taxable income	(89,602)	(149,613)
Expenses not deductible for tax purposes	80,014	30,280
Write-off of unrecoverable deferred tax assets previously recognized	3,315	76,775
Recognition of deferred tax assets related to deductible temporary differences and tax losses previously not recognised	(117,513)	(238,728)
Unrecognised taxable temporary differences relating to equity investments	—	(351,846)
True-up adjustments in respect of prior year's annual income tax filings and others	(19,791)	24,446

Income tax expense/(benefit)	404,172	(230,147)

Effective tax rate	24%	(168% )
Share of income tax expense of associates and joint ventures of RMB64 million (2015: RMB41 million) and RMB22 million (2015: RMB21 million) is included in "share of profits and losses of associates" and "share of profits and losses of joint ventures", respectively
2016 ANNUAL REPORT 277

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

32.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

	(a)	Basic

The basic earnings per share amount is calculated by dividing the earnings attributable to ordinary shareholders of the parent by the weighted average number of shares in issue during the year.

	2016	2015
		(restated	)

Profit attributable to owners of the parent (RMB)	402,494,060	148,622,452
Other equity instruments' distribution (RMB)	(110,000,000)	(19,287,671)

	292,494,060	129,334,781

Weighted average number of ordinary shares in issue	14,903,798,236	14,272,716,517

Basic earnings per share (RMB)	0.02	0.01

	(b)	Diluted

The diluted earnings per share amounts for the years ended 31 December 2016 and 2015 are the same as the basic earnings per share amounts as there were no dilutive potential shares during those years.

33.	DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

	(i)	the sum of the net profit and the opening retained earnings for the current period in accordance with IFRSs;

	(ii)	the sum of the net profit and the opening retained earnings for the current period in accordance with the PRC Accounting Standards for Business Enterprises; and

	(iii)	the amount limited by the Company Law of the PRC.

.
According to the resolution of the Board of Directors dated 23 March 2017, the directors did not propose any final dividend for the year ended 31 December 2016, which is to be approved by the shareholders.

278 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

		2016	2015
	Notes		(restated)

Cash flows generated from operating activities

Profit before income tax		1,659,627	136,866

Adjustments for:
Share of profits and losses of joint ventures	9(a)	95,508	(23,238)
Share of profits and losses of associates	9(b)	(115,091)	(284,531)
Depreciation of property, plant and equipment	6	6,560,795	6,931,721
Depreciation of investment properties	7	1,266	–
Gain on disposal of other property, plant and equipment and land use rights, net	27	(245,248)	(2,317,874)
Gain on disposal of the Environmental Protection Businesses	27	(571,270)	–
Impairment losses on property, plant and equipment	6	57,080	10,011
Amortisation of intangible assets	5	243,771	255,098
Amortisation of land use rights	8	99,197	103,932
Amortisation of prepaid expenses included in other non-current assets		64,918	83,992
Realised and unrealised losses on futures, option and forward contracts	27	1,135,682	690,818
Gain on disposal of Shanxi Huaxing		–	(2,588,134)
Gain on disposal of investments in associates	27	(128,833)	(832,369)
Gain on disposal of and dividends from available-for-sale investments	27	(125,024)	–
Receipt of government subsidies		(207,146)	(282,635)
Interest income		(353,535)	(340,278)
Finance cost	28	5,004,715	5,960,993
Gain on financial products	27	(15,905)	(38,469)
Change in special reserve		9,807	(103,364)
Others		(7,531)	15,790

		13,162,783	7,378,329

2016 ANNUAL REPORT 279

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

	2016	2015
		(restated )

Cash flows generated from operating activities (continued)

Changes in working capital:
Decrease in inventories	2,437,326	1,793,787
Increase in trade and notes receivables	(3,664,653)	(68,353)
Decrease/(increase) in other current assets	3,460,225	(815,194)
Increase in restricted cash	(264,508)	(109,542)
Increase in other non-current assets	(133,249)	(566,664)
Decrease in trade and notes payables	(3,447,633)	(621,708)
Increase in other payables and accrued liabilities	39,120	1,045,773
Decrease in other non-current liabilities	(15,804)	(461,995)

Cash generated from operations	11,573,607	7,574,433

PRC corporate income taxes paid	(54,933)	(277,378)

Net cash generated from operating activities	11,518,674	7,297,055

Non-cash transactions of investing activities and financing activities
Capital injection in an associate and joint ventures by non-cash assets	371,051	793,364
Endorsement of notes receivable accepted from sale of goods or services for purchase of property, plant and equipment	1,568,488	1,342,759

280 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 Related Party Disclosures, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

.	For the purpose of the related party transaction disclosures, the directors of the Company consider that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions in the ordinary course of business between the Group and its related parties during the year.

2016 ANNUAL REPORT 281

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions

			2016	2015
	Notes			(restated	)

Sales of goods and services rendered:

Sales of materials and finished goods to:
Chinalco and its subsidiaries	(ix	)	10,370,836	10,997,417
Associates of Chinalco			688,308	703,628
Joint ventures			648,145	79,034
Associates			605,449	2,165,445

			12,312,738	13,945,524

Provision of engineering, construction and supervisory services to:	(iii	)
Chinalco and its subsidiaries	(ix	)	96,527	46,328
Joint ventures			41,423	—

			137,950	46,328

Provision of utility services to:	(ii	)
Chinalco and its subsidiaries	(ix	)	567,628	314,544
Associates of Chinalco			4,444	14,803
A joint venture			3,031	—
Associates			584	553

			575,687	329,900
282 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

			2016	2015
	Notes			(restated	)

Sales of goods and services rendered: (continued)

Rental revenue of land use rights and buildings to:	(vi	)
Chinalco and its subsidiaries	(ix	)	33,231	34,281
Associates of Chinalco			—	249

			33,231	34,530

Purchases of goods and services:

Purchases of engineering, construction and supervisory services from:	(iii	)
Chinalco and its subsidiaries	(ix	)	1,525,349	1,737,344

Purchases of key and auxiliary materials, equipment and finished goods from:	(iv	)
Chinalco and its subsidiaries	(ix	)	1,600,770	1,640,051
Joint ventures			3,799,116	1,276,078
Associates			31,413	414,539

			5,431,299	3,330,668

Provision of social services and logistics services by:	(v	)
Chinalco and its subsidiaries	(ix	)	307,354	324,872

Provision of utility services by:	(ii	)
Chinalco and its subsidiaries	(ix	)	688,513	643,597
Joint ventures			3,386	—

			691,899	643,597
2016 ANNUAL REPORT 283

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

		2016	2015
	Notes		(restated	)

Purchases of goods and services: (continued)

Provision of product processing services by:	(vii)
Chinalco and its subsidiaries	(ix)	—	62,623

Provision of other services by:
A joint venture		151,552	—

Rental expenses for buildings and land use rights charged by:	(vi)
Chinalco and its subsidiaries	(ix)	509,558	590,657
Joint ventures		126	—

		509,684	590,657

Other significant related party transactions:
Borrowing from a subsidiary of Chinalco	(viii), (ix)	5,145,959	5,929,000

Interest expense on borrowings and discounted notes from subsidiaries of Chinalco		226,118	140,410

Entrusted loans and other borrowings to:
Joint ventures		212,400	140,000

Interest income on entrusted loans and other borrowings:
Joint ventures		31,373	14,061

Interest income from the unpaid disposal proceeds from:
Chinalco and its subsidiaries		246,149	326,217

284 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

		2016	2015
	Notes		(restated	)

Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	(xiii)	1,040,000	1,150,000

Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	(xiii), (ix)	1,040,036	1,150,064

Discounted notes receivable to a subsidiary of Chinalco		40,200	122,000

Provision of financial guarantees to:
Joint ventures	(x), (xi)	24,245	340,900
An associate	(xii)	—	17,470

		24,245	358,370

Financial guarantees provided by:
Subsidiaries of Chinalco	19(e)	23,000	27,000
2016 ANNUAL REPORT 285

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows:

(i)
Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered into are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarised below:

			1.	The price prescribed by the PRC government ("state-prescribed price") is adopted;

			2.	If there is no state-prescribed price, state-guidance price is adopted;

			3.	If there is neither state-prescribed price nor state-guidance price, then the market price (being price charged to and from independent third parties) is adopted; and

			4.	If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

		(ii)	Utility services, including electricity, gas, heat and water, are provided at the state-prescribed price.

(iii)
Engineering, project construction and supervisory services were provided for construction projects of the Group. The state-guidance price or prevailing market price (including the tender price where by way of tender) is adopted for pricing purposes.

		(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

286 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

(v)
Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi)
Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at the market rent rate. The Group also entered into a building rental agreement with Chinalco Group and paid rent based on the market rate for its lease of buildings owned by Chinalco.

		(vii)	The pricing policy for product processing services is the same as that set out in (i) above.

(viii)
Chinalco Finance, a wholly-owned subsidiary of Chinalco and a non-bank financial institution established in the PRC, provides deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group are no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

		(ix)	These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(x)
In December 2006, Ningxia Energy, a subsidiary of the Company, entered into a financial guarantee contract with China Construction Bank providing a financial guarantee to Tian Jing Shen Zhou Wind Power Co., Ltd, a joint venture of the Company, for its 14-year bank loan amounting to RMB35 million. As at 31 December 2016, the outstanding amount of the guarantee was RMB24 million.

2016 ANNUAL REPORT 287

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

(xi)
In March 2013, the Company entered into a guarantee agreement with China Development Bank, together with other shareholders of Xinyugou Coal Co., Ltd.* ("山西介休鑫峪溝煤業有限公司") ("Xinyugou Goal"), a joint venture of the Company, and pursuant to the guarantee agreement, the Company provided a financial guarantee to loans up to RMB1,020 million of Xinyugou Coal, in proportion to its 34% shareholding. In August 2016, Xinyugou Coal was default in repayment of bank loans and interests of RMB914 million and RMB101 million respectively. Based on the agreement entered among the Company, Xinyugou Coal, one of its other shareholders and China Development Bank on 31 August 2016, and pursuant to the agreement, the Company fulfilled its guarantee obligation by paying RMB336 million to China Development Bank, and the related financial guarantee was released.

(xii)
In February 2014, Shanxi Huasheng, a subsidiary of the Company, entered into a financial guarantee contract with Shanghai Pudong Development Bank providing a financial guarantee to Xingshengyuan Coal Co., Ltd* ("霍州煤電集團興盛園煤業有限責任公司") ("Xingshengyuan Coal") an associate of the Company, for its bank loan up to RMB200 million, in proportion of the 43.03% shareholding in Xingshengyuan Coal. In 2016, Xingshengyuan Coal repaid the bank loan in full, and the guarantee has been released.

		(xiii)	As disclosed in note 20, the Group has entered into several sales and lease leaseback contracts with CFL.
288 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

		(xiv)	As disclosed in note 38, on 1 January 2016, Chalco Shandong swapped certain assets and liabilities to acquire a business from Shandong Aluminum, which constituted a related party transaction.

As disclosed in note 38, the Group acquired relevant assets and employees of pseudoboehmite and activated silicon powder production lines of Science and Technology Chemical Company from Shanxi Aluminum Plant, which also constituted a related party transaction.

As disclosed in note 38, the Group acquired the 33% and 33% equity interests in Xinghua Technology from Shandong Aluminum and Shanxi Aluminum Plant, respectively, which constituted a related party transaction.

As disclosed in note 38, the Group acquired the 60% equity interest of Chinalco Shanghai from Chinalco, which also constituted a related party transaction.

(xv)
In November 2015, the Company and Chinalco Capital, a subsidiary of Chinalco, entered into a capital contribution agreement (the "Capital Contribution Agreement"), pursuant to which the Company made a capital injection to Chinalco Capital by the 15% equity interest held by the Company in ABC-CA Fund Management Co., Ltd. ("農銀匯理基金管理有限公司") ("ABC–CA") with appraised value of RMB283.15 million and cash of RMB150 million totalling RMB433.15 million. The Company completed the capital injection of 15% equity interest of ABC-CA in June 2016 which constituted a related party transaction.

		(xvi)	Disposal of non-core assets

On 30 March 2016, Chalco Shandong, Chalco Shanxi Branch and Chalco Henan Branch entered into asset transfer agreements to transfer certain non-core assets to Shandong Aluminum, Shanxi Aluminum Plant and China Great Wall Aluminum Corporation, respectively, which are all subsidiaries of Chinalco. The total consideration was RMB474.62 million which was determined based on the valuation reports of the assets disposed of on the valuation base date as at 29 February 2016. The carrying value of the assets disposed of amounted to RMB279.19 million and the Group recognised a disposal gain of RMB195.43 million. The transactions were completed on 31 March 2016. Pursuant to the asset transfer agreements, the considerations will be paid in two instalments. In 2016, Shanxi Aluminum Plant and China Great Wall Aluminum Corporation paid the first instalment amounting to RMB120.04 million by notes receivables, and Shandong Aluminum settled its payment by offsetting receivables amounting to RMB76.62 million. As at 31 December 2016, the remaining consideration amounting to RMB277.96 million would be paid by 30 March 2017.

2016 ANNUAL REPORT 289

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	(a)	Significant related party transactions (Continued)

		(xvii)	Disposal of businesses

As disclosed in note 39, on 30 June 2016, the Group transferred the Environmental Protection Business to Aluminum SPC, which constituted a related party transaction.

		(xviii)	Cooperative exploration of Maochang Mine

On 28 June 2016, the Company and Chinalco entered into a cooperative exploration agreement, pursuant to which the Company and Chinalco contributed construction investment and mining rights of RMB660 million and RMB475 million, respectively, representing 58.15% and 41.85%, respectively. The Company and Chinalco are entitled to the share of profits derived from Maochang Mine based on their respective percentage of assets contributed and mine rights, respectively, for the period from 1 July 2016 to 30 December 2038.

On 28 June 2016, the Company also entered into a Profit Sharing Rights Transfer Agreement with Chinalco, pursuant to which the Group acquired 80% of Chinalco's Profit Sharing Rights in Maochang Mine at the consideration of RMB349.95 million which is determined by both parties with reference to the appraised value provided by an independent qualified valuer. The consideration will be paid in cash by the Group by instalment of RMB120 million, RMB135 million and RMB94.95 million in 2016, 2017 and 2018, respectively. The Group recorded the profit sharing rights purchased from Chinalco as an intangible asset at the present value of the cash consideration instalments and related transaction costs totalling RMB335.41 million.

As at 31 December 2016, Maochang Mine was still in construction stage and no profit was distributed under the cooperative exploration agreement in the year then ended.

290 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)	Significant related party transactions (Continued)

During the years ended 31 December 2016 and 2015, the Group's significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organisations (collectively "State-owned Enterprises" ("SOEs")) (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at 31 December 2016 and 2015 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

*	The English names represent the best effort made by the management of the Group in translating their Chinese names as they do not have any official English names.
2016 ANNUAL REPORT 291

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related parties at the year end are as follows:

	31 December	31 December
	2016	2015
		(restated)

Cash and cash equivalents deposited with
A subsidiary of Chinalco (Note)	7,073,289	7,585,515

Trade and notes receivables
Chinalco and its subsidiaries	1,093,378	849,417
Associates of Chinalco	10,200	23
Joint ventures	38,055	28,268

	1,141,633	877,708

Provision for impairment of receivables	(78,262)	(125,694)

	1,063,371	752,014

Note:
On 26 August 2011, the Company entered into an agreement with Chinalco Finance, pursuant to which, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On 24 August 2012 and 28 April 2015, the Company renewed the financial service agreement with Chinalco Finance with a validation term of three years ending on 25 August 2018.

292 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Balances with related parties (Continued)

	31 December	31 December
	2016	2015
		(restated)

Other current assets
Chinalco and its subsidiaries	5,065,589	4,830,463
Joint ventures	2,092,369	1,354,427
Associates	73,546	84,511

	7,231,504	6,269,401
Provision for impairment of other current assets	(48,510)	(49,013)

	7,182,994	6,220,388

Other non-current assets
Chinalco and its subsidiaries	27,946	4,252,776
Joint ventures	112,403	409,251
Associates	111,846	111,846

	252,195	4,773,873

Borrowings and finance lease payable
Subsidiaries of Chinalco	6,051,288	6,370,365

Trade and notes payables
Chinalco and its subsidiaries	356,497	563,377
Joint ventures	300	160,215

	356,797	723,592

Other payables and accrued liabilities
Chinalco and its subsidiaries	1,538,167	1,594,175
Associates of Chinalco	1,149	171
Associates	53,000	1,019
Joint ventures	159,669	62,613

	1,751,985	1,657,978
2016 ANNUAL REPORT 293

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Balances with related parties (Continued)

As at 31 December 2016, included in long-term loans and borrowings and short-term loans and borrowings were from other state-owned enterprises amounting to RMB27,788 million (31 December 2015: RMB31,695 million (restated)) and RMB39,698 million (31 December 2015: RMB51,038 million (restated)).

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Compensation of key management personnel

	2016	2015

Fees	762	653
Basic salaries, housing fund, other allowances and benefits in kind	2,542	3,202
Discretionary bonuses	—	—
Pension costs	277	221

	3,581	4,076

Details of directors' and senior management's remuneration are included in note 30 to the financial statements.

(d)	Commitments with related parties

As at 31 December 2016 and 2015, except for the other capital commitments disclosed in note 42(c) to these financial statements, the Group had no significant commitments with related parties.
294 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT

36.1	Financial risk management

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the board of directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, trade and notes receivables, trade and notes payables, receivable from a subsidiary of Chinalco due to disposal of an entity in the preceding year, advances paid to suppliers, and short-term and long-term loans denominated in United States dollars ("USD"), Australian dollars ("AUD"), Euro ("EUR"), Japanese yen ("JPY"), Indonesian Rupiah ("IDR") and Hong Kong dollars ("HKD"). Related exposures are disclosed in notes 14, 15, 16, 19, 22, 23 and 40 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at 31 December 2016, the Group only had significant exposure to USD.

As at 31 December 2016, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for the year would have been approximately RMB269 million lower/higher (2015: RMB177 million lower/higher), mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings and receivables. Profit was more sensitive to the fluctuation in the RMB/USD exchange rates in 2016 than in 2015, mainly due to the increase in the USD denominated cash and receivables.

2016 ANNUAL REPORT 295

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(i)	Foreign currency risk (Continued)

As the assets and liabilities denominated in other foreign currencies other than USD were relatively minimal to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at 31 December 2016 and 2015.

(ii)	Interest rate risk

As at 31 December 2016, as the Group had no significant interest-bearing assets except for bank deposits (note 16), entrusted loans (note 15), receivables arising from disposal of business (note 15), a prepayment paid to a supplier (note 15) and a loan to Shanxi Huaxing (note 12), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed, the interest rate of the receivables from disposal of businesses to Chinalco is at the rate of one-year bank loan determined by the People's Bank of China at the payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of businesses were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at 31 December 2016 and 2015.

296 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Interest rate risk (Continued)

The interest rate risk for the Group's financial liabilities primarily arises from interest-bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in note 19. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at 31 December 2016, if interest rates had been 100 basis points (31 December 2015: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB479 million lower/higher (2015: RMB508 million (restated)), respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at 31 December 2016 and 2015.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum and other products. The Group uses the futures contract for hedging other than speculation. With reference to the hedgings of primary aluminum, production company hedges the output of primary aluminum and trading company hedges the quantities of buyout and self-supporting.

2016 ANNUAL REPORT 297

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(a)	Market risk (Continued)

(iii)	Commodity price risk (Continued)

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at 31 December 2016, the fair values of the outstanding futures contracts amounting to RMB55 million (31 December 2015: RMB2 million) and RMB3 million (31 December 2015: RMB11 million) were recognised in financial assets and financial liabilities at fair value through profit or loss, respectively. As at 31 December 2016, the fair value of the outstanding options contracts amounting to RMB0.1 million (31 December 2015: RMB151 million) was recognised in financial liabilities at fair value through profit or loss.

As at 31 December 2016, if the commodity futures prices had increased/decreased by 3% (31 December 2015: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2016	2015

Primary aluminum	Decrease/increase RMB6.761 million	Decrease/increase RMB43.776 million
Copper	Decrease/increase RMB4.085 million	Decrease/increase RMB1.736 million
Zinc	Decrease/increase RMB0.752 million	Increase/decrease RMB0.144 million
Lead	Increase/decrease RMB0.066 million	N/A
Coal	Decrease/increase RMB1.103 million	N/A

298 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(b)	Credit risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of short-term investments and these receivables included in notes 10, 12, 14, and 15 represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group also provided financial guarantees to certain subsidiaries, a joint venture as well as a third party. The guarantees to joint ventures and an associate mentioned in note 35 represented the Group's maximum exposure to credit risk in relation to its guarantees to a joint venture. As at 31 December 2016, balance of the guarantees provided to a third party amounted to RMB8 million.

The Group maintains substantially all of its bank balances and cash and short-term investments in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to receivables, the marketing department assesses the credit quality of the customers and their related parties, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and considers that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group holds collateral for some entrusted loans. As at 31 December 2016, the Group had receivables amounting to RMB4,470 million from Chinalco and its subsidiaries which arose from the disposal of business. Chinalco and its subsidiaries have settled the receivables and the related interest thereof in accordance with the payment terms. Therefore, the Group considers that there is no material credit risk related to the above-mentioned receivables.

For the year ended 31 December 2016, revenues of approximately RMB30,940 million (2015: RMB31,818 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom the Group has derived revenue of more than 10% of the Group's revenue during the years ended 31 December 2016 and 2015. Thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at 31 December 2016 and 2015.

2016 ANNUAL REPORT 299

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(c)	Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by the Group Treasury. The Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. This forecast takes into consideration of the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As at 31 December 2016, the Group had total banking facilities of approximately RMB134,235 million of which amounts totalling RMB61,980 million have been utilised as at 31 December 2016. Banking facilities of approximately RMB67,510 million will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at 31 December 2016, the Group had credit facilities through its futures agent at the LME amounting to USD120 million (equivalent to RMB832 million) (31 December 2015: USD120 million (equivalent to RMB799 million)), of which USD50 million (equivalent to RMB344 million) (31 December 2015: USD58 million (equivalent to RMB376 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.
300 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at 31 December 2016
Finance lease payables, including current portion	2,253,720	2,068,315	2,895,251	—	7,217,286
Long-term bank and other loans, including current portion	4,725,151	8,000,722	10,275,883	8,698,516	31,700,272
Long-term bonds	2,000,000	—	—	—	2,000,000
Medium-term notes and bonds, including current portion	6,400,000	12,500,000	3,215,000	—	22,115,000
Short-term bonds	7,900,000	—	—	—	7,900,000
Gold leasing arrangement	3,000,000	—	—	—	3,000,000
Short-term bank and other loans	32,154,825	—	—	—	32,154,825
Interest payables for borrowings	6,045,284	1,701,480	2,436,061	470,469	10,653,294
Financial liabilities at fair value through profit or loss	3,575	—	—	—	3,575
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,495,713	—	—	—	8,495,713
Financial liabilities included in other non-current liabilities (Note)	—	218,201	330,021	405,261	953,483
Trade and notes payables	11,285,334	—	—	—	11,285,334

	84,263,602	24,488,718	19,152,216	9,574,246	137,478,782

Note:	As disclosed in note 21, as at 31 December 2016, the carrying value of financial liabilities included in other non-current liabilities was RMB790 million (31 December 2015: RMB798 million).
2016 ANNUAL REPORT 301

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1	Financial risk management (Continued)

(c)	Liquidity risk (Continued)

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at 31 December 2015 (restated)
Finance lease payables, including current portion	1,839,080	1,824,654	3,765,416	—	7,429,150
Long-term bank and other loans, including current portion	4,605,511	4,866,785	13,894,703	9,244,752	32,611,751
Long-term bonds	—	2,000,000	—	—	2,000,000
Medium-term notes and bonds, including current portion	6,900,000	6,400,000	12,500,000	—	25,800,000
Short-term bonds	6,600,000	—	—	—	6,600,000
Short-term bank and other loans	35,064,287	—	—	—	35,064,287
Interest payables for borrowings	6,065,098	2,504,936	2,889,307	511,439	11,970,780
Financial liabilities at fair value through profit or loss	161,700	—	—	—	161,700
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,017,699	—	—	—	8,017,699
Financial liabilities included in other non-current liabilities	—	150,251	437,129	385,975	973,355
Trade and notes payables	14,726,544	—	—	—	14,726,544

	83,979,919	17,746,626	33,486,555	10,142,166	145,355,266

302 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments

(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets

	31 December 2016
	Financial assets at fair value through profit or loss	Loans and receivables	Available-for- sale financial investments	Total

Current
Trade and notes receivables	—	7,327,181	—	7,327,181
Financial assets at fair value through profit or loss	54,756	—	—	54,756
Restricted cash and time deposits	—	2,087,447	—	2,087,447
Cash and cash equivalents	—	23,808,048	—	23,808,048
Financial assets included in other current assets	—	10,662,053	—	10,662,053

Subtotal	54,756	43,884,729	—	43,939,485

Non-current
Available-for-sale financial investments	—	—	164,393	164,393
Financial assets included in other non-current assets	—	1,366,359	—	1,366,359

Subtotal	—	1,366,359	164,393	1,530,752

Total	54,756	45,251,088	164,393	45,470,237

2016 ANNUAL REPORT 303

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities

	31 December 2016
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total

Current
Financial liabilities at fair value through profit or loss	3,575	—	3,575
Interest-bearing loans and borrowings	—	58,292,394	58,292,394
Financial liabilities included in other payables and accrued liabilities (note 22)	—	9,564,370	9,564,370
Trade and notes payables	—	11,285,334	11,285,334

Subtotal	3,575	79,142,098	79,145,673

Non-current
Financial liabilities included in other non-current liabilities (note 21)	—	789,720	789,720
Interest-bearing loans and borrowings	—	47,322,748	47,322,748

Subtotal	—	48,112,468	48,112,468

Total	3,575	127,254,566	127,258,141

304 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial assets

	31 December 2015 (restated)
	Financial assets at fair value through profit or loss	Loans and receivables	Available-for- sale financial investments	Total

Current
Trade and notes receivables	—	5,143,486	—	5,143,486
Available-for-sale financial investments	—	—	224,820	224,820
Financial assets at fair value through profit or loss	2,058	—	—	2,058
Restricted cash and time deposits	—	1,801,239	—	1,801,239
Cash and cash equivalents	—	20,756,202	—	20,756,202
Financial assets included in other current assets	—	9,207,838	—	9,207,838

Subtotal	2,058	36,908,765	224,820	37,135,643

Non-current
Available-for-sale financial investments	—	—	130,440	130,440
Financial assets included in other non-current assets	—	6,057,461	—	6,057,461

Subtotal	—	6,057,461	130,440	6,187,901

Total	2,058	42,966,226	355,260	43,323,544

2016 ANNUAL REPORT 305

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial liabilities

	31 December 2015 (restated)
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total

Current
Financial liabilities at fair value through profit or loss	161,700	—	161,700
Interest-bearing loans and borrowings	—	54,761,255	54,761,255
Financial liabilities included in other payables and accrued liabilities	—	9,130,548	9,130,548
Trade and notes payables	—	14,726,544	14,726,544

Subtotal	161,700	78,618,347	78,780,047

Non-current
Financial liabilities included in other non-current liabilities	—	797,994	797,994
Interest-bearing loans and borrowings	—	54,000,874	54,000,874

Subtotal	—	54,798,868	54,798,868

Total	161,700	133,417,215	133,578,915
306 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		Fair values
	31 December	31 December	31 December	31 December
	2016	2015	2016	2015

Financial assets
Financial assets included in other non-current assets (note 12)	1,366,359	6,057,461	1,375,140	6,245,648

	Carrying amounts		Fair values
	31 December	31 December	31 December	31 December
	2016	2015	2016	2015
		(restated)		(restated)

Financial liabilities
Financial liabilities included in other non-current liabilities (note 21)	789,720	797,994	789,720	797,994
Long-term interest-bearing loans and borrowings (note 19)	47,322,748	54,000,874	46,766,169	53,257,790

	48,112,468	54,798,868	47,555,889	54,055,784

2016 ANNUAL REPORT 307

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value (Continued)

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term and the current portion of interest-bearing loans and borrowings, interest payable and the current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•
The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

•
The fair values of long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at 31 December 2016 was assessed to be insignificant.

308 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 31 December 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	54,756	—	—	54,756
Available-for-sale financial investments	93,893	—	—	93,893

	148,649	—	—	148,649

As at 31 December 2015	Fair value measurement using
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Financial assets at fair value through profit or loss:
Futures contracts	2,058	—	—	2,058
Available for sale financial investments	59,940	224,820	—	284,760

	61,998	224,820	—	286,818
2016 ANNUAL REPORT 309

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities measured at fair value

As at 31 December 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	3,468	—	—	3,468
European option contracts	—	107	—	107

	3,468	107	—	3,575

As at 31 December 2015	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value through profit or loss:
Futures contracts	10,719	—	—	10,719
European option contracts	—	150,981	—	150,981

	10,719	150,981	—	161,700
310 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets for which fair values are disclosed

As at 31 December 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Loans and receivables:
Financial assets included in other non-current assets	—	1,375,140	—	1,375,140

As at 31 December 2015	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Loans and receivables:
Financial assets included in other non-current assets	—	6,245,648	—	6,245,648

2016 ANNUAL REPORT 311

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2	Financial instruments (Continued)

(b)	Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed

As at 31 December 2016	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortised cost:
Financial liabilities included in other non-current liabilities	—	789,720	—	789,720
Long-term interest-bearing loans and borrowings	—	46,766,169	—	46,766,169

	—	47,555,889	—	47,555,889

As at 31 December 2015 (restated)	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at amortised cost:
Financial liabilities included in other non-current liabilities	—	797,994	—	797,994
Long-term interest-bearing loans and borrowings	—	53,257,790	—	53,257,790

	—	54,055,784	—	54,055,784

During the year ended 31 December, 2016, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2015: Nil).

312 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.3	Capital risk management

The Group's capital management objectives are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

During 2016, the change in sales prices of the Group's primary products has advantageous impacted on the profitability of the Group. The gearing ratio as at 31 December 2016 is as follows:

	31 December	31 December
	2016	2015
		(restated)

Total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants)	131,681,814	137,585,822
Less: restricted cash, time deposits and cash and cash equivalents	(25,895,495)	(22,557,441)

Net debt	105,786,319	115,028,381

Total equity	55,587,489	51,893,526
Add: net debt	105,786,319	115,028,381
Less: non-controlling interests	(17,479,840)	(11,937,634)

Total capital attributable to owners of the parent	143,893,968	154,984,273

Gearing ratio	74%	74%
2016 ANNUAL REPORT 313

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Other than the senior perpetual securities issued by a subsidiary of the Group, which is disclosed in note 40, details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2016	2015

Percentage of equity interest held by non-controlling interests

Ningxia Energy	29.18%	29.18%
Shandong Huayu	45.00%	45.00%

Profit/(loss) for the year allocated to non-controlling interests

Ningxia Energy	53,667	(29,716)
Shandong Huayu	79,621	(21,459)

Dividends distributed to non-controlling interests

Ningxia Energy	7,430	41,905
Shandong Huayu	—	—

Accumulated balances of non-controlling interests at the reporting dates

Ningxia Energy	4,516,727	3,496,613
Shandong Huayu	822,327	742,704

314 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2016	Ningxia Energy	Shandong Huayu

Revenue	4,170,859	2,500,353
Total expenses	(4,064,127)	(2,323,417)
Profit for the year	106,732	176,936
Total comprehensive income for the year	106,732	176,936

Current assets	4,481,921	918,043
Non-current assets	30,633,509	2,231,424
Current liabilities	(6,959,388)	(1,331,872)
Non-current liabilities	(17,720,701)	(1,100)

Net cash flows from/(used in) operating activities	1,874,909	(332,713)
Net cash flows (used in)/from investing activities	(1,384,059)	32,753
Net cash flows from/(used in) financing activities	291,301	(68,627)
Effect of foreign exchange rate changes, net	—	—

Net increase/(decrease) in cash and cash equivalents	782,151	(368,587)

2016 ANNUAL REPORT 315

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

2015	Ningxia Energy	Shandong Huayu

Revenue	3,929,406	2,355,849
Total expenses	(3,981,824)	(2,403,535)
Loss for the year	(52,418)	(47,686)
Total comprehensive loss for the year	(52,418)	(47,686)

Current assets	3,392,945	930,275
Non-current assets	30,534,583	2,461,806
Current liabilities	(6,507,721)	(1,751,726)
Non-current liabilities	(18,229,159)	(1,110)

Net cash flows from operating activities	2,281,584	261,886
Net cash flows used in investing activities	(2,077,674)	(36,529)
Net cash flows (used in)/from financing activities	(227,037)	120,570
Effect of foreign exchange rate changes, net	(576)	—

Net (decrease)/increase in cash and cash equivalents	(23,703)	345,927

316 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

38.	BUSINESS COMBINATIONS

1)	Acquisition of Bayer aluminum production line

On 1 January 2016, Chalco Shandong, a subsidiary of the Company, completed the swap of its certain assets and liabilities with Shandong Aluminum, a subsidiary of Chinalco. The assets disposed of by Chalco Shandong include the relevant assets and liabilities of the electrolysis aluminum plant except for the electrolysis production line (mainly carbon assets), the aluminum processing plant and the hospital ward building of Chalco Shandong (the "Assets Disposed of"). The assets acquired by Chalco Shandong comprised the relevant assets and liabilities of the Bayer alumina production line of Shandong Aluminum which, in the opinion of directors of the Company, constitute businesses (the "Business Acquired"). According to the final consideration, Chalco Shandong shall pay a net consideration amounting to RMB162 million. As at the combination date, the carrying amounts of the Business Acquired and Assets Disposed of were RMB327 million and RMB176 million, respectively. Before and after the transaction, both entities were controlled by Chinalco, and the control was not temporary. Thus, the acquisition is considered to be a business combination under common control. The transaction date was 1 January 2016, which was determined by the date that the transfer of the rights and risks of the assets and liabilities was completed.

2016 ANNUAL REPORT 317

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

1)	Acquisition of Bayer aluminum production line (Continued)

The carrying amounts of the assets and liabilities of Business Acquired as at the transaction date and the comparative financial figures were as follows:

	1 January 2016	31 December 2015

Assets
Property, plant and equipment	328,354	328,354

Liabilities
Other payables and accrued expenses	1,488	1,488

Net assets	326,866	326,866
Difference recognised in equity	11,418

	338,284

Cash	161,962
Carrying values of assets disposed of	176,322

Total purchase consideration	338,284

Chalco Shandong and Shandong Aluminum entered into an agreement that provided a legally enforceable right to offset receivables due from Shandong Aluminum and payables for part of the cash consideration above amounting to RMB81 million. As at 31 December 2016, Chalco Shandong has not paid the remaining consideration amounting to approximately RMB81 million.

318 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

38.	BUSINESS COMBINATION (Continued)

2)	Acquisition of pseudoboehmite and activated silicon powder production lines

On 28 June 2016, the Shanxi Branch of the Company ("Shanxi Branch") entered into an Asset Transfer Agreement with Shanxi Aluminum Plant, pursuant to which, the Shanxi Branch acquired pseudoboehmite and activated silicon powder production lines of Science and Technology Chemical Company, a branch of Shanxi Aluminum Plant, at a total cash consideration of RMB43.06 million. In the opinion of directors of the Company, the production lines constitute a business. The total cash consideration was determined based on the asset appraisal report performed by an independent qualified valuer.

Shanxi Aluminum Plant is a subsidiary of Chinalco, the parent company of the Group. Before and after the acquisition, both Shanxi Aluminum Plant and the Company are controlled by Chinalco, and the control is not temporary. Thus, the acquisition is considered to be business combination under common control. The transaction date is 5 July 2016, which is determined by the date of transfer of the assets.

The carrying amount of the assets and liabilities of pseudoboehmite and activated silicon powder production lines as at the transaction date and the comparative financial figures were as follows:

	5 July 2016	31 December 2015

Assets
Property, plant and equipment	28,860	29,966

Liabilities
Other payables and accrued expenses	—	2,503

Net assets	28,860	27,463
Difference recognised in equity	14,201

	43,061

Cash	43,061

Total purchase consideration	43,061

2016 ANNUAL REPORT 319

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

2)	Acquisition of pseudoboehmite and activated silicon powder production lines (Continued)

The acquisition of Shanxi Aluminum Plant has no impact on the Group's cash and cash equivalents.

3)	Acquisition of equity interest in Chinalco Shanghai

On 8 August 2016, through the Shanghai United Assets and Equity Exchange, the Company was affirmed as the acquirer of the 60% equity interest in Chinalco Shanghai and the Company entered into an equity transfer agreement with Chinalco, pursuant to which, the Company acquired the 60% equity interest of Chinalco Shanghai with a total cash consideration of RMB2,113.76 million. The consideration was determined based on the appraisal value of the equity of Chinalco Shanghai. Subsequent to the acquisition, the Group exercised control over Chinalco Shanghai.

Before and after the acquisition, both Chinalco Shanghai and the Company are controlled by Chinalco, and the control is not temporary. Thus, the acquisition of 60% equity interest in Chinalco Shanghai is considered to be business combination under common control. The transaction date was 9 September 2016, which was determined by the date that the Group obtained control over Chinalco Shanghai.

320 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

38.	BUSINESS COMBINATIONS (Continued)

3)	Acquisition of equity interest in Chinalco Shanghai (Continued)

The book values of the assets and liabilities of Chinalco Shanghai Company Limited as at the transaction date and the comparative financial figures were as follows:

	9 September 2016	31 December 2015

Assets
Property, plant and equipment	494,725	414,766
Land use rights	731,967	742,771
Inventories	15	22
Other current assets	1,425	916
Restricted cash and time deposits	70,500	51,500
Cash and cash equivalents	2,164	1,156

Liabilities
Interest bearing loans and borrowings	330,549	241,118
Trade and notes payables	29	147
Other payables and accrued expenses	1,951	1,598

Net assets	968,267	968,268
Non-controlling interests	387,307

Net assets acquired	580,960
Difference recognised in equity	1,532,801

	2,113,761

Satisfied by cash	2,113,761

Total purchase consideration	2,113,761

As at 31 December 2016, the Group has paid up the purchase consideration amounting to RMB2,114 million.
2016 ANNUAL REPORT 321

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

4)	Acquisition of equity interest in Xinghua Technology

On 5 December 2016, through China Beijing Equity Exchange, the Company, and Chalco Shandong entered into equity transfer agreements with Shanxi Aluminum Plant and Shandong Aluminum respectively, pursuant to which the Company and Chalco Shandong acquired 33% and 33% equity interests of Xinghua Technology, from Shanxi Aluminum Plant and Shandong Aluminum respectively. The considerations for the acquisition of 33% and 33% equity interests of Xinghua Technology were RMB257.76 million and RMB257.76 million, respectively, which were determined based on the appraisal value of Xinghua Technology. Up to 31 December 2016, the Group has paid RMB335.09 million based on the equity transfer agreements. The remaining considerations will be paid before 31 December 2017 with interest at the prevailing one year lending rate quoted by the People's Bank of China.

Xinghua Technology was a subsidiary of Chinalco, the parent company of the Group. Subsequent to the acquisition, the Group had control over Xinghua Technology. Before and after the acquisition, both Xinghua Technology and the Company are controlled by Chinalco, and the control is not temporary. Thus, the acquisition of 66% equity interests in Xinghua Technology is considered to be a business combination under common control. The transaction date was 23 December 2016, which was date that the Group obtained control of over Xinghua Technology.

322 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

38.	BUSINESS COMBINATIONS (Continued)

4)	Acquisition of equity interest in Xinghua Technology (Continued)

The book values of the assets and liabilities of Xinghua Technology Ltd. as at the transaction date and the comparative financial figures were as follows:

	23 December 2016	31 December 2015

Assets
Property, plant and equipment	1,134,185	978,596
Land use rights	8,339	—
Other non-current assets	8,334	1,474
Trade and notes receivables	5,471	2,423
Inventories	170,986	164,262
Other current assets	86,283	89,626
Restricted cash and time deposits	184,060	15,000
Cash and cash equivalents	19,828	1,910

Liabilities
Interest bearing loans and borrowings (non-current)	14,909	34,086
Other non-current liabilities	43,921	47,900
Interest bearing loans and borrowings (current)	354,181	338,393
Trade and notes payables	484,755	230,235
Other payables and accrued expenses	398,239	329,184
Income tax payable	9,919	—

Net assets	311,562	273,493
Non-controlling interests	105,931

Net assets acquired	205,631
Difference recognised in equity	309,890

	515,521

Satisfied by cash	515,521

Total purchase consideration	515,521

2016 ANNUAL REPORT 323

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

38.	BUSINESS COMBINATIONS (Continued)

4)	Acquisition of equity interest in Xinghua Technology (Continued)

As at 31 December 2016, the Group has paid the purchase consideration of RMB335 million, and the Group has not paid the remaining consideration of approximately RMB180 million.

39.	DISPOSAL OF BUSINESSES

On 29 June 2016, each of the Lanzhou Branch and three subsidiaries, Baotou Aluminum, Shandong Huayu and Ningxia Energy of the Company (collectively the "Sellers" and each a "Seller"), entered into a business transfer agreement with Aluminum SPC, pursuant to which the Sellers agreed to sell and Aluminum SPC agreed to acquire environmental protection business. Aluminum SPC is a joint venture of the Company and SPC. The environmental protection business includes the environmental protection assets and relevant liabilities in relation to the desulfurisation, denitration and dedusting of the coal fired generating units of the Sellers (collectively as "Environmental Protection Business"). The aggregate consideration of the business transfer agreements was RMB1,754 million, which was determined based on the valuation reports of the Environmental Protection Business on the valuation base date of 31 March 2016. As at 31 December 2016, all the cash consideration of disposal of environmental assets was received.

The Group disposed of the Environmental Protection Business with a carrying value of RMB1,183 million and recognised a disposal gain of RMB571 million in the period. The transaction was completed on 30 June 2016.

The details of the net assets disposed of are as follows:

30 June 2016

Net assets disposed of:
Property, plant and equipment	1,187,802
Trade and notes payables	(2,042)
Accruals and other payables	(2,665)

1,183,095
Gain on disposal of the Environmental Protection Business (note 27)	571,270

Cash consideration	1,754,365

324 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

40.	OTHER EQUITY INSTRUMENTS

On 22 October 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited ("Chalco Hong Kong Investment", or the "Issuer") issued USD350 million senior perpetual securities with an initial distribution rate of 6.625% (the "2013 Senior Perpetual Securities"). The proceeds from the issuance of the 2013 Senior Perpetual Securities after the issuance costs amounted to USD347 million (equivalent to RMB2,123 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities has been made semi-annually in arrears from 29 October 2013 and may be deferred at the discretion of the Group. The 2013 Senior Perpetual Securities have no fixed maturity dates and are callable only at the Group's option on or after 29 October 2018 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 29 October 2018, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312 percent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 percent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On 10 April 2014, Chalco Hong Kong Investment Company Limited issued USD400 million senior perpetual securities with an initial distribution rate at 6.25% (the "2014 Senior Perpetual Securities"). The proceeds from issuance of the 2014 Senior Perpetual Securities after the issuance costs were USD398 million (equivalent to RMB2,462 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities have been made semi-annually on 29 April and 29 October in arrears from 17 April 2014 and may be deferred at the discretion of the Group. The first coupon payment date was 29 April 2014. The 2014 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group's option on or after 17 April 2017 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 17 April 2017, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 percent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 percent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

2016 ANNUAL REPORT 325

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

40.	OTHER EQUITY INSTRUMENTS (Continued)

On 27 October 2015, the Company issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.50% (the "2015 Perpetual Medium-term Notes"). The proceeds from issuance of the 2015 Perpetual Medium-term Notes is RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes have been made annually in arrears from 29 October 2015 and may be deferred at the discretion of the Company. The 2015 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group's option on 29 October 2020 or any coupon distribution date after 29 October 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every five years after 29 October 2020. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

On 31 October 2016, Chalco Hong Kong Investment issued USD500 million senior perpetual securities with an initial distribution rate at 4.25% (the "2016 Senior Perpetual Securities"). The proceeds from issuance of the 2016 Senior Perpetual Securities after the issuance costs were USD498 million (equivalent to RMB3,374 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 4.25% per annum on the 2016 Senior Perpetual Securities have been made semi-annually on 29 April and 29 October in arrears from 7 November 2016 and may be deferred at the discretion of the Group. The first coupon payment date was 29 April 2017. The 2016 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group's option on or after 7 November 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 7 November 2021, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.931 percent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 percent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Pursuant to the terms and conditions of the 2013 Senior Perpetual Securities, 2014 Senior Perpetual Securities, 2015 Perpetual Medium-term Notes and 2016 Senior Perpetual Securities, the Group has no contractual obligations to repay their principal or to pay any coupon distribution distributions. Thus in the opinion of the directors of the Company, they do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution declared will be treated as distribution to equity owners.

326 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

41.	CONTINGENT LIABILITIES

As at 31 December 2016 and 2015, the Group had no significant contingent liabilities.

42.	COMMITMENTS

(a)	Capital commitments on property, plant and equipment

	31 December 2016	31 December 2015

Contracted, but not provided for	7,594,756	7,770,944

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at 31 December 2016 pursuant to non-cancellable lease agreements entered into by the Group are summarised as follows:

	31 December 2016	31 December 2015

Within one year	515,276	561,028
In the second to fifth years, inclusive	1,925,606	2,167,718
After five years	13,096,017	15,088,512

	15,536,899	17,817,258

2016 ANNUAL REPORT 327

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

42.	COMMITMENTS (Continued)

(c)	Other capital commitments

As at 31 December 2016, the commitments to make capital contributions to the Group's joint ventures and associates were as follows:

	31 December 2016	31 December 2015

Associates	739,975	1,492,475
Joint ventures	278,664	244,800

	1,018,639	1,737,275

43.	EVENTS AFTER THE REPORTING PERIOD

(1)
On 13 March 2017, the Group completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit which will be matured in March 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 4.30%.

(2)
As approved by board of directors of the Company on 23 March 2017, the Company proposed to acquire 40% equity interest in Chinalco Shanghai, at the consideration of approximately RMB1,409 billions, which will be determined in the transfer agreement. The transaction constitutes of a connected party transaction and is subject to the approval from independent shareholders.

44.	COMPARATIVE AMOUNTS

Certain comparative amounts have been restated as a result of the business combinations under common control as disclosed in note 38.

328 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

45.	STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	31 December 2016	31 December 2015

ASSETS
Non-current assets
Intangible assets	3,560,193	3,282,017
Property, plant and equipment	31,040,839	33,258,857
Land use rights	818,948	852,679
Investments in subsidiaries	33,599,910	31,537,923
Investments in joint ventures	1,556,924	1,336,924
Investments in associates	3,170,389	2,763,649
Available-for-sale financial investments	98,893	64,940
Deferred tax assets	403,943	299,865
Other non-current assets	2,071,597	4,174,660

Total non-current assets	76,321,636	77,571,514

Current assets
Inventories	6,571,998	6,096,147
Trade and notes receivables	1,378,348	1,408,012
Other current assets	18,623,091	15,311,341
Financial assets at fair value through profit or loss	42,690	255
Available-for-sale financial investments	—	17,720
Restricted cash and time deposits	165,819	149,288
Cash and cash equivalents	10,194,265	12,650,099

	36,976,211	35,632,862

Held for sale	—	78,838

Total current assets	36,976,211	35,711,700

Total assets	113,297,847	113,283,214
2016 ANNUAL REPORT 329

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

45.	STATEMENT OF FINANCIAL POSITION OF THE COMPANY (Continued)

	31 December 2016	31 December 2015

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	14,903,798	14,903,798
Other reserves	28,051,540	29,721,714
Accumulated losses	(8,682,802)	(9,889,519)

Total equity	34,272,536	34,735,993

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	27,416,534	33,638,462
Other non-current liabilities	1,371,525	1,354,080

Total non-current liabilities	28,788,059	34,992,542
330 ALUMINUM CORPORATION OF CHINA LIMITED

31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)	Notes to Financial Statements (Continued)

45.	STATEMENT OF FINANCIAL POSITION OF THE COMPANY (Continued)

	31 December 2016	31 December 2015

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Interest-bearing loans and borrowings	39,385,693	31,954,073
Other payables and accrued liabilities	8,641,997	8,051,891
Trade and notes payables	2,209,562	3,548,715

Total current liabilities	50,237,252	43,554,679

Total liabilities	79,025,311	78,547,221

Total equity and liabilities	113,297,847	113,283,214

Net current liabilities	13,261,041	7,842,979

Total assets less current liabilities	63,060,595	69,728,535

Yu Dehui	Zhang Zhankui
Director	Chief Financial Officer

2016 ANNUAL REPORT 331

Notes to Financial Statements (Continued)	31 December 2016 (Amounts expressed in thousands of RMB unless otherwise stated)

45.	STATEMENT OF FINANCIAL POSITION OF THE COMPANY (Continued)

Note:

A summary of the Company's reserves is as follows:

	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Available- for-sale reserve	Other equity instruments	Accumulated losses	Total

Balance at 1 January 2015	14,390,784	852,925	5,867,557	36,785	—	—	(12,228,419)	8,919,632
Profit for the year	—	—	—	—	—	—	2,358,188	2,358,188
Issuance of A shares	6,518,162	—	—	—	—	—	—	6,518,162
Other appropriation	—	—	—	(1,949)	—	—	—	(1,949)
Transfer from a branch to a subsidiary	—	—	—	(19,778)	—	—	—	(19,778)
Gain on available-for-sale financial assets	—	—	—	—	57,940	—	—	57,940
Perpetual medium-term notes	—	—	—	—	—	2,000,000	—	2,000,000
Perpetual medium-term notes' distribution	—	—	—	—	—	19,288	(19,288)	—

Balance at 31 December 2015	20,908,946	852,925	5,867,557	15,058	57,940	2,019,288	(9,889,519)	19,832,195
Profit for the year	—	—	—	—	—	—	1,316,717	1,316,717
Changes in fair value of available-for-sale financial assets, net of tax	—	—	—	—	90,815	—	—	90,815
Transfer out due to disposal of available-for-sale financial assets	—	—	—	—	(102,854)	—	—	(102,854)
Other appropriation	—	—	23,522	—	—	—	23,522
Release of deferred government subsidies	—	20,290	—	—	—	—	—	20,290
Business combinations under common control	(1,701,947)	—	—	—	—	—	—	(1,701,947)
Coupon accrued for other equity instruments	—	—	—	—	—	110,000	(110,000)	—
Other equity instruments' distribution	—	—	—	—	—	(110,000)	—	(110,000)

At 31 December 2016	19,206,999	873,215	5,867,557	38,580	45,901	2,019,288	(8,682,802)	19,368,738

46.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 23 March 2017.

332 ALUMINUM CORPORATION OF CHINA LIMITED

As of the date of this announcement, the Company has not yet entered into any concrete agreement with Chinalco with respect to the abovementioned acquisition of 40% equity interests in Chalco Shanghai. Upon entering into of the agreement between the Company and Chinalco, the Company will fulfill its information disclosure obligations in a timely manner according to the applicable requirements of the Hong Kong Listing Rules.

Shareholders and potential investors of the Company are advised to exercise caution in dealing in the shares of the Company.

By order of the Board Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

Beijing, the People's Republic of China
23 March 2017
As at the date of this announcement, the members of the board of directors comprise Mr. Ao Hong, Mr. Lu Dongliang and Mr. Jiang Yinggang (Executive Directors); Mr. Yu Dehui, Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

*	For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary